2022 Proxy Statement



Notice of 2022 Annual Meeting of
Stockholders and Proxy Statement

May 16, 2022

Consolidated Edison, Inc.
4 Irving Place
New York, NY 10003



conEdison, inc.

Consolidated Edison, Inc.
4 Irving Place
New York, NY 10003

Timothy P. Cawley
Chairman of the Board
Chief Executive Officer

April 4, 2022

Dear Stockholders:

The Annual Meeting of Stockholders of Consolidated Edison, Inc. with the Board of Directors and the Company's management is scheduled for Monday, May 16, 2022, at 10:00 a.m., Eastern Daylight Time, remotely by visiting *www.virtualshareholdermeeting.com/ED2022*. We encourage stockholders to log into the virtual meeting by following the instructions provided in the proxy materials. The virtual meeting offers the same participation opportunities as an in-person meeting.

The accompanying Proxy Statement, provided to stockholders on or about April 4, 2022, contains information about matters to be considered at the Annual Meeting. At the Annual Meeting, stockholders will be asked to vote on the election of Directors, to ratify the appointment of independent accountants for 2022, and to approve, on an advisory basis, named executive officer compensation. To ensure that as many shares as possible are represented, we strongly recommend that you vote in advance of the Annual Meeting, even if you plan to attend remotely.

Due to the ongoing impact of the novel coronavirus disease, COVID-19, we plan to hold the Annual Meeting by means of remote communications only (i.e., a virtual-only annual meeting).

Sincerely,

Timothy P. Cawley



conEdison, inc.

Consolidated Edison, Inc.
4 Irving Place, New York, NY 10003

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Date: Monday, May 16, 2022, at 10:00 a.m., Eastern Daylight Time

Virtual Annual Meeting Website Address: *www.virtualshareholdermeeting.com/ED2022*.

- If you hold your shares through an intermediary (i.e., a broker, bank, or other financial institution), please use the 16-digit voting control number that can be found on your voting instruction form, Notice of Internet Availability of proxy materials or email, as applicable, provided with your proxy materials to access the virtual annual meeting website.
- If you are a registered holder of Company Common Stock (i.e., you hold your shares through our transfer agent, Computershare) or participate in the Company's Stock Purchase Plan, please note that the virtual Annual Meeting website will be hosted on a different website than the Computershare voting websites. The 15-digit control number you received allows you to vote your shares but does not provide direct access to the virtual Annual Meeting website. To access the virtual Annual Meeting website, you must request a 16-digit virtual meeting access ("VMA") control number in advance. **Advanced registration requests for VMA control numbers must be received no later than 5:00 p.m., EDT, on Monday, May 9, 2022** to allow adequate time for processing.

(See "*Questions and Answers About the 2022 Annual Meeting and Voting*" beginning on page 85 for additional information about the virtual Annual Meeting and voting matters.)

In Person Location: Due to the ongoing impact of COVID-19, we plan to hold the Annual Meeting by means of remote communications only (i.e., a virtual-only annual meeting).

Items of Business:

a. To elect as the members of the Board of Directors the twelve nominees named in the Proxy Statement (attached hereto and incorporated herein by reference);

b. To ratify the appointment of PricewaterhouseCoopers LLP as independent accountants for 2022;

c. To approve, on an advisory basis, named executive officer compensation; and

d. To transact such other business as may properly come before the meeting, or any adjournment or postponement of the meeting.

By Order of the Board of Directors,

Sylvia V. Dooley
Vice President and Corporate Secretary

Dated: April 4, 2022

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDERS' MEETING TO BE HELD ON MONDAY, MAY 16, 2022. THE COMPANY'S PROXY STATEMENT AND ANNUAL REPORT, PROVIDED TO STOCKHOLDERS ON OR ABOUT APRIL 4, 2022, ARE AVAILABLE AT *WWW.CONEDISON.COM/SHAREHOLDERS*

IMPORTANT!

Whether or not you plan to attend the meeting, we urge you to vote your shares of Company Common Stock by telephone, by Internet, or by completing and returning a proxy card or a voter instruction form, so that your shares will be represented at the Annual Meeting.

TABLE OF CONTENTS

Forward-Looking Statements

This Proxy Statement contains forward-looking statements that are intended to qualify for the safe-harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements of future expectations and not facts. Words such as "forecasts," "expects," "estimates," "anticipates," "intends," "believes," "plans," "will," and similar expressions identify forward-looking statements. The forward-looking statements reflect information available and assumptions at the time the statements are made and speak only as of that time. Actual results or developments might differ materially from those included in the forward-looking statements because of various factors including, but not limited to, those discussed under "Risk Factors," in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

PROXY STATEMENT SUMMARY

This section highlights the proposals to be acted upon, as well as information about Consolidated Edison, Inc. (the "Company"), that can be found in this Proxy Statement and does not contain all of the information that you need to consider. Before voting, please carefully review the complete Proxy Statement and the Annual Report to Stockholders of the Company provided to stockholders on or about April 4, 2022, which includes the consolidated financial statements and accompanying notes for the fiscal year ended December 31, 2021, and other information relating to the Company's financial condition and results of operations. References to "Con Edison of New York," "Orange & Rockland," "Clean Energy Businesses," and "Con Edison Transmission" throughout this Proxy Statement refer to the Company's subsidiaries, Consolidated Edison Company of New York, Inc., Orange and Rockland Utilities, Inc., Con Edison Clean Energy Businesses, Inc. and its subsidiaries, and Con Edison Transmission, Inc. and its subsidiaries, respectively.

2022 Annual Meeting of Stockholders ("Annual Meeting")

Due to the ongoing impact of COVID-19, we plan to hold the Annual Meeting by means of remote communication only. The virtual meeting offers the same participation opportunities as an in-person meeting.

▪	**Date and Time**	Monday, May 16, 2022, at 10:00 a.m., Eastern Daylight Time
▪	**Virtual Annual Meeting Website Address**	*www.virtualshareholdermeeting.com/ED2022.* ▪ If you hold your shares through an intermediary (i.e., a broker, bank, or other financial institution), please use the 16-digit voting control number that can be found on your voting instruction form, Notice of Internet Availability of proxy materials or email, as applicable, provided with your proxy materials to access the virtual annual meeting website. ▪ If you are a registered holder of Company Common Stock (i.e., you hold your shares through our transfer agent, Computershare) or participate in the Company's Stock Purchase Plan, please note that the virtual annual meeting website will be hosted on a different website than the Computershare voting websites. The 15-digit control number you received allows you to vote your shares but does not provide direct access to the virtual Annual Meeting website. To access the virtual Annual Meeting website, you must request a 16-digit virtual meeting access ("VMA") control number in advance. To initiate a VMA control number request, please e-mail Computershare at legalproxy@computershare.com, using the subject line "VMA Request." Include your full name as it appears on your account and include a copy of your proxy card or notice of annual meeting. Alternatively, if you received your voting instructions via e-mail, you may forward or attach that e-mail. Computershare will provide you with an e-mail response within seven days of your request. The e-mail response will include your VMA control number and instructions to attend the virtual Annual Meeting. Please verify that you have received a response in advance of the virtual Annual Meeting. Advanced registration requests for VMA control numbers must be received no later than 5:00 p.m., EDT, on Monday, May 9, 2022 to allow adequate time for processing. (See "*Questions and Answers About the 2022 Annual Meeting and Voting*" beginning on page 85 for additional information about the virtual Annual Meeting and voting matters.)
▪	**Record Date & Voting**	Stockholders of record at the close of business on March 21, 2022 are entitled to vote. On the record date, 354,192,652 shares of Company Common Stock were outstanding. Each outstanding share of Common Stock is entitled to one vote.
▪	**Admission**	Please follow the instructions contained in *"Who Can Attend The Annual Meeting?"* on page 88.
▪	**Proxy Website**	*www.conedison.com/shareholders*

Stockholder Voting Matters

Management Proposals		Board's Voting Recommendation	Vote Required For Approval*	Broker Discretionary Voting Allowed	Page References (for more detail)
▪ **Proposal No. 1**	Election of Directors	For Each Nominee	Majority of Votes Cast	No	7 through 15
▪ **Proposal No. 2**	Ratification of the Appointment of Independent Accountants	For	Majority of Votes Cast	Yes	37
▪ **Proposal No. 3**	Advisory Vote to Approve Named Executive Officer Compensation	For	Majority of Votes Cast	No	39

Footnote:

* The presence at the Annual Meeting, either by means of remote communication or by proxy, of holders of a majority of the outstanding shares of Company Common Stock is required to constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes (shares held by a broker or nominee that does not have discretionary authority to vote on a particular matter and has not received voting instructions from its clients) are counted for purposes of determining the presence or absence of a quorum for the transaction of business at the Annual Meeting but are not considered votes cast with respect to the Election of Directors (Proposal No. 1) and the Advisory Vote to Approve Named Executive Officer Compensation (Proposal No. 3) and have no effect on the vote. Abstentions are not considered as votes cast with respect to the Ratification of the Appointment of Independent Accountants (Proposal No. 2) and have no effect on the vote.

Director Nominees

Name / Age / Tenure / Independence	Primary Occupation / Career Highlight	Diversity	Committee Membership	Other U.S.-Listed Public Company Boards
Timothy P. Cawley, 57 Director since 2020 Not Independent *Chairman of the Board (effective January 1, 2022)*	Chairman, President and Chief Executive Officer of the Company; Chairman and Chief Executive Officer of Con Edison of New York; former President of Con Edison of New York	White / Male	▪ Executive (Chair and Committee member effective January 1, 2022)	0
Ellen V. Futter, 72 Director since 1997 Not Independent	President, American Museum of Natural History	White / Female	▪ Executive ▪ Safety, Environment, Operations and Sustainability	1
John F. Killian, 67 Director since 2007 Independent	Former Executive Vice President and Chief Financial Officer, Verizon Communications Inc.	White / Male	▪ Audit (Chair) ▪ Corporate Governance and Nominating ▪ Executive ▪ Management Development and Compensation	2
Karol V. Mason, 64 Director since 2021 Independent	President, John Jay College of Criminal Justice	Black / African American / Female	▪ Corporate Governance and Nominating ▪ Safety, Environment, Operations and Sustainability	0
John McAvoy, 61 Director since 2013 Not Independent *Non-executive Chairman of the Board (through December 31, 2021)*	Former Chairman of the Board; Former President and Chief Executive Officer of the Company and Chief Executive Officer of Con Edison of New York (through December 28, 2020)	White / Male	▪ Executive (Chair and Committee member through December 31, 2021) ▪ Safety, Environment, Operations and Sustainability (effective January 1, 2022)	0
Dwight A. McBride, 54 Director since 2021 Independent	President, The New School	Black / African American / Male / LGBTQ+	▪ Management Development and Compensation ▪ Safety, Environment, Operations and Sustainability	0
William J. Mulrow, 66 Director since 2017 Independent	Senior Advisory Director, The Blackstone Group	White / Male	▪ Finance ▪ Management Development and Compensation ▪ Safety, Environment, Operations and Sustainability	1

Name / Age / Tenure / Independence	Primary Occupation / Career Highlight	Diversity	Committee Membership	Other U.S.-Listed Public Company Boards
Armando J. Olivera, 72 Director since 2014 Independent	Former President and Chief Executive Officer, Florida Power & Light Company	Hispanic / Latino / Male	• Audit • Executive • Finance • Safety, Environment, Operations and Sustainability (Chair)	2
Michael W. Ranger, 64 Director since 2008 Independent *Lead Director*	Senior Managing Director, Diamond Castle Holdings LLC; former President and Chief Executive Officer, Covanta Holding Corporation (through November 30, 2021)	White / Male	• Audit • Corporate Governance and Nominating (Chair and Lead Director) • Executive • Finance • Management Development and Compensation	0
Linda S. Sanford, 69 Director since 2015 Independent	Former Senior Vice President, Enterprise Transformation, International Business Machines Corporation	White / Female	• Audit • Corporate Governance and Nominating • Finance	3[(1)]
Deirdre Stanley, 57 Director since 2017 Independent	Executive Vice President and General Counsel, The Estée Lauder Companies, Inc.	Black / African American / Female	• Corporate Governance and Nominating • Management Development and Compensation (Chair)	0
L. Frederick Sutherland, 70 Director since 2006 Independent	Former Executive Vice President and Chief Financial Officer, Aramark Corporation	White / Male	• Audit • Finance (Chair) • Management Development and Compensation	2

Footnote:

 (1)   Ms. Sanford advises that she intends to retire from the Board of RELX PLC at the end of April 2022.

▪ **Proposal No. 1: Election of Directors.** The Board of Directors has nominated twelve Directors for election at the Annual Meeting and recommends the election of each of the twelve nominees. The table above provides certain information about the Director nominees.

▪ **Proposal No. 2: Ratification of the Appointment of Independent Accountants.** The Board recommends ratification of the appointment of PricewaterhouseCoopers LLP as independent accountants for 2022.

▪ **Proposal No. 3: Advisory Vote to Approve Named Executive Officer Compensation.** The Board recommends the approval of, on an advisory basis, the compensation of the Named Executive Officers. The Company's Named Executive Officers are identified in the "*Compensation Discussion and Analysis–Introduction*" on page 41.

Corporate Governance Practices

▪ *Active, Year-Round, Stockholder Engagement.* The Company engages with stockholders and accepts invitations to discuss matters of interest to them. Throughout 2021, the Company met with stockholders most often in a virtual format due to COVID-19 and discussed numerous topics, including financial and operating performance, COVID-19 impacts, regulatory and political matters, environmental, social and governance ("ESG") matters, including reporting, corporate governance, political lobbying, Con Edison of New York's Climate Change Adaptation and Resiliency plan, the Company's pursuit of net-zero-carbon-emission goals through the Company's updated Clean Energy Commitment, and clean energy opportunities. The Company's stockholder engagement team reports the results of their annual activities to the Corporate Governance and Nominating Committee and the Board to convey the feedback received from stockholders and to propose implementation of appropriate responses. During 2021, the Company engaged with stockholders holding in aggregate 36% of shares outstanding. (See "*Stockholder Engagement*" on pages 30 through 31 for additional information on stockholder engagement.)

▪ *Risk Oversight.* The Board and its committees oversee the Company's policies and procedures for managing risks that are identified through the Company's enterprise risk management program. (See "*The Board of Directors—Risk Oversight*" on page 17 for additional information on risk oversight.)

▪ *Strategic Planning.* The Board oversees and reviews, at least annually, the Company's strategic and business plans and objectives.

▪ *Corporate Sustainability.* The Company is firmly committed to sustainability, which is broadly overseen by the Board. The Board reviews and discusses various sustainability topics throughout the year and routinely considers

environmental issues (including climate change) and assesses how they impact the Company's operations, strategies and risk profile. (See "*The Board of Directors—Corporate Sustainability*" on page 17 for additional information on corporate sustainability.)

▪ *Human Capital.* The Company is committed to attracting, developing, and retaining a talented and diverse workforce. It values and supports a wide range of employee needs and interests. The Company's skilled and experienced workforce enables it to maintain best-in-class reliability and progress towards achieving a clean energy future. Human capital measures focus on employee safety, hiring the right talent, employee development and retention, and diversity, equity, and inclusion. (See "*The Board of Directors—Human Capital*" on page 18 for additional information on the Company's human capital measures.)

▪ *Annual Election of Directors.* Each Director nominee has been recommended for election by the Corporate Governance and Nominating Committee and approved and nominated for election by the Board. If elected, the Director nominees, all of whom are currently members of the Board, will serve for a one-year term expiring at the Company's 2023 Annual Meeting of Stockholders. Each Director will hold office until his or her successor has been elected and qualified or until the Director's earlier resignation or removal. (See "*Election of Directors—Information About the Director Nominees*" on pages 8 through 15 for information about the Director nominees.)

▪ *Voting.* In uncontested elections, each Director nominee may be elected by a majority of the votes cast at a meeting of the Company's stockholders by the holders of shares entitled to vote in the election. In contested elections, each Director nominee may be elected by a plurality of the votes cast. The Company does not have a super-majority voting provision in its Restated Certificate of Incorporation.

▪ *Board Composition.* The current Directors have the combination of skills, professional experience, and diversity necessary to oversee the Company's business. A majority (75%) of the current Directors are independent. The current Directors have an average age of 64.4 years, are 33.3% women, and 33.3% racially and ethnically diverse. The Board strives to maintain an appropriate balance of tenure among Directors. Of the current Directors, 42% have been on the Board for less than five years, 25% have been on the Board for five to ten years, and 33% have been on the Board for over ten years.

The Corporate Governance and Nominating Committee recommends candidates for election or re-election to the Board and reviews the qualifications of possible Director candidates. When recommending to the Board the slate of Director nominees for election at the Annual Meeting, the Corporate Governance and Nominating Committee strives to maintain an appropriate balance of tenure, diversity, and skills on the Board as evidenced by the proposed slate of director nominees, which is 33.3% women and 33.3% racially and ethnically diverse (as self-reported by the Director nominees). The Board and the Corporate Governance and Nominating Committee strongly believe that the Board and the Company benefit from having directors with a diversity of gender, race, ethnicity, viewpoints and experiences. The Corporate Governance and Nominating Committee identifies candidates through a variety of means, including professional search firms, recommendations from members of the Board, suggestions from senior management, and submissions by the Company's stockholders. When a professional search firm is used, the firm is directed to provide a diverse slate of candidates for the Board's consideration, including, but not limited to, diverse candidates with respect to gender, race, ethnicity, nationality, and sexual orientation. (See "*The Board of Directors—Selection of Director Candidates*" on page 28 for additional information on the Director nomination process.)

▪ *Independent Lead Director.* The Board has an independent Lead Director who is the Chair of the Corporate Governance and Nominating Committee and has numerous duties and significant responsibilities, including acting as a liaison between the independent Directors and the Company's management and chairing the executive sessions of non-management and independent Directors. (See "*The Board of Directors—Leadership Structure*" on pages 16 through 17 for additional information on the role of the Company's independent Lead Director.)

▪ *Frequent Executive Sessions.* The Company's Board holds executive sessions at which only non-management Directors are present, and the independent Directors meet in executive session at least once a year. (See "*The Board of Directors—Meetings and Board Members' Attendance*" on page 16 for additional information on executive sessions.)

▪ *Annual Board and Committee Self-Assessments.* The Board and each of its committees perform an annual self-assessment to evaluate the effectiveness of the Board and its committees in fulfilling their respective obligations. Each committee reports the results of its self-evaluation to the Board. The Corporate Governance and Nominating Committee coordinates the self-evaluation process and, following the self-evaluations, discusses with the Board follow-up matters as appropriate.

- ▪ ***Membership on Public Company Boards.*** Directors may serve on no more than three other public company boards, and none serve on more than three other public company boards.

- ▪ ***Proxy Access.*** The Board has adopted proxy access, which enables certain stockholders of the Company to include their own director nominees in the Company's Proxy Statement and form of proxy, along with candidates nominated by the Board if the stockholders and the nominees proposed by the stockholders meet the requirements set forth in the Company's By-laws. (See "*The Board of Directors—Proxy Access*" on page 20 and "*Stockholder Proposals for the 2023 Annual Meeting—Director Nomination for Inclusion in 2023 Proxy Statement (Proxy Access)*" on page 90 for additional information on the Company's proxy access framework and timeline, respectively.)

- ▪ ***Special Meetings.*** Special meetings may be called by stockholders holding at least 25% of the Company's outstanding shares of Common Stock who are entitled to vote at such meeting.

Changes to Incentive Programs for 2022

- ▪ ***Long term incentive plan changes.*** The Company's Named Executive Officers, identified in the "*Compensation Discussion and Analysis–Introduction*" on page 41, are eligible to receive annual grants of equity-based awards under the Company's long term incentive plan. For the performance period that began on January 1, 2022, the Compensation Committee included a time-based restricted stock unit component within the existing structure that will vest over a three-year period. The Compensation Committee believes that time-based restricted stock units (i) promote alignment with stockholder interests as the ultimate value received will be a function of stock price performance and (ii) help the Company to maintain competitive compensation levels and retain executive talent through a multi-year vesting schedule.

Compensation Policies and Governance Practices

The Company's culture promotes strong compensation and governance practices that support our pay-for-performance principles and closely align the executive compensation program with the interests of our stockholders.

What We Do	✓ Place a significant portion of the target total direct compensation for our Named Executive Officers "at risk"
	- 100% of long-term incentive compensation was performance-based for 2021 (a time-based, restricted stock unit component will be added within the existing structure for 2022)
	✓ Mitigate compensation risk by:
	- balancing incentives between annual and long-term goals
	- tying incentives to multiple goals to reduce undue weight on any one goal
	- for annual incentive payouts, using non-financial performance factors to counterbalance financial performance goals
	- discouraging excessive focus on annual results and focusing on sustainable performance by providing significant long-term incentives
	- subjecting annual and long-term incentive plans to payment caps
	- giving Compensation Committee discretion to reduce payouts
	- performing an annual risk assessment for annual and long-term incentive plans
	✓ Maintain stock ownership guidelines for Directors and senior officers, including increasing such guidelines for certain executive officers for 2022
	✓ Maintain a compensation recoupment (clawback) policy covering all officers of the Company and its subsidiaries for incentive-based compensation
	✓ Hold annual say-on-pay votes (with 92.23% support in 2021)
What We Don't Do	✗ Enter into employment agreements
	✗ Offer excessive executive perquisites
	✗ Dilute stockholder value by issuing excessive equity compensation
	✗ Grant stock options or have outstanding options
	✗ Reprice options or buy out underwater options without stockholder approval
	✗ Recycle shares for future awards except under limited circumstances
	✗ Provide golden parachute excise tax gross-ups
	✗ Offer excessive change in control severance benefits
	✗ Negotiate equity awards with special treatment upon a change of control
	✗ Provide single-trigger acceleration of vesting of outstanding equity awards
	✗ Permit Directors, officers, financial personnel, and certain other individuals to:
	- short, hedge, or pledge Company securities or
	- hold Company securities in a margin account as collateral

ELECTION OF DIRECTORS

Proposal 1   Election of Directors

Twelve Directors are to be elected at the Annual Meeting to hold office until the next annual meeting and until their respective successors are elected and qualified. (See "*Information About the Director Nominees*" on pages 8 through 15.) Directors are not permitted to stand for election after having passed his or her 75th birthday. Of the Board members standing for election, Timothy P. Cawley is the only member who is an officer of the Company.

The Corporate Governance and Nominating Committee recommends candidates for election or re-election to the Board and reviews the qualifications of possible Director candidates. When recommending to the Board the slate of Director nominees for election at the Annual Meeting, the Corporate Governance and Nominating Committee strives to maintain an appropriate balance of tenure, diversity, and skills on the Board as evidenced by the proposed slate of director nominees, which is 33.3% women and 33.3% racially and ethnically diverse (as self-reported by the Director nominees). The Corporate Governance and Nominating Committee also strives to ensure that the Board is composed of Directors who bring diverse viewpoints, perspectives, professional experiences and backgrounds, and effectively represent the long-term interests of stockholders. The Board and the Corporate Governance and Nominating Committee strongly believe that the Board and the Company benefit from having directors with diverse backgrounds, viewpoints, and experiences. The Board and the Corporate Governance and Nominating Committee believe that striking an appropriate balance between fresh perspectives and ideas and the valuable experience and familiarity contributed by longer-serving Directors is critical to a forward-looking and strategic Board. The Corporate Governance and Nominating Committee identifies candidates through a variety of means, including professional search firms, recommendations from members of the Board, suggestions from senior management, and submissions by the Company's stockholders. When a professional search firm is used, the firm is directed to provide a diverse slate of candidates for the Board's consideration, including, but not limited to, diverse candidates with respect to gender, race, ethnicity, nationality, and sexual orientation. (See "*The Board of Directors— Selection of Director Candidates*" on page 28 for additional information on the Director nomination process.)

Each nominee was selected by the Corporate Governance and Nominating Committee and approved by the Board for submission to the Company's stockholders. The Company believes that all of the nominees will be able and willing to serve as Directors of the Company. All of the Directors also serve as Trustees of the Company's subsidiary, Con Edison of New York.

Shares represented by every properly executed proxy will be voted at the Annual Meeting for or against the election of the Director nominees as specified by the stockholder giving the proxy. If one or more of the nominees is unable or unwilling to serve, the shares represented by the proxies will be voted for any substitute nominee or nominees as may be designated by the Board.

The Board recommends FOR Proposal No. 1



Each of the twelve Director nominees must receive a majority of the votes cast at the Annual Meeting or by proxy to be elected (meaning the number of shares voted "for" a Director nominee must exceed the number of shares voted "against" that Director nominee), subject to the Board's policy regarding resignations by Directors who do not receive a majority of "for" votes. Abstentions and broker non-votes are voted neither "for" nor "against" and have no effect on the vote.

Information About the Director Nominees

The Board and the Corporate Governance and Nominating Committee consider the qualifications of Directors and Director candidates individually and in the broader context of the Board's overall composition and the Company's current and future needs. The Board believes that the Board, as a whole, should possess a combination of skills, professional experience, and diversity of backgrounds necessary to oversee the Company's business. The Board has adopted Corporate Governance Guidelines to assist it in exercising its responsibilities to the Company and its stockholders. In evaluating Director candidates and considering incumbent Directors for renomination to the Board, the Board and the Corporate Governance and Nominating Committee consider various factors. Pursuant to the Guidelines, the Corporate Governance and Nominating Committee reviews with the Board factors relating to the composition of the Board (including its size and structure), the diversity of the Board (including, but not limited to, diversity of gender, race, ethnicity, nationality, and sexual orientation), and the skills and characteristics of Director nominees, including independence, integrity, judgment, business experience, areas of expertise, and availability for service to assure that the Board contains an appropriate mix of Directors to best further the Company's long-term business interests. For incumbent Directors, the Corporate Governance and Nominating Committee also considers past performance of the Director on the Board.

The current Director nominees bring to the Company the benefit of their qualifications, leadership, skills, and the diversity of their experience and backgrounds which provide the Board, as a whole, with the skills and expertise that reflect the needs of the Company. See pages 10 through 15 for information about each Director nominee, including their age as of the date of the Annual Meeting, business experience, period of service as a Director, public or investment company directorships, and other directorships.

The following graph displays information about the skills and experience of the Director nominees:

Board Skills and Experience


Leadership 12
Strategic Planning 11
Corporate Governance 8
Executive at Public Co. 8
Risk Management 8
Human Capital Management / DE&I 7
Legal, Ethics, & Compliance 7
Sustainability / Environmental / Climate Change 7
Investor Relations 6
Technology & Cybersecurity 6
CEO (for profit) 5
Financial Expert 5
M&A 5
Regulated Company 5
Utility / Energy Industry 5
Capital Markets / Financial Services 4
Technical / Engineering 4
CEO (non-profit / University) 3
Consumer Services 3
Electric / Gas Operations 3
Government 3
CFO / Accounting 2
Communications / Public Relations 2

conEdison, inc.

The makeup of the Director nominees is set forth in the pie charts below:

Board Tenure



Over 10 years (33%)

Less than 5 years (42%)

5 - 10 years (25%)

Board Diversity



8% LGBTQ+

33% Ethnically Diverse

Diverse 50%

33% Women

Board Independence



Not Independent (25%)

Independent (75%)

Board Age



Over 70 years (17%)

60 years or less (25%)

61-70 years (58%)



Timothy P. Cawley

Director since: 2020

Age: 57

Gender: Male

Race/Ethnicity: White

Board Committees:
- Executive (Chair and Committee member effective January 1, 2022)



Ellen V. Futter

Director since: 1997

Age: 72

Gender: Female

Race/Ethnicity: White

Board Committees:
- Executive
- Safety, Environment, Operations and Sustainability

Career Highlights: Mr. Cawley has been Chairman of the Board of the Company and Con Edison of New York since January 1, 2022. Mr. Cawley has been President and Chief Executive Officer of the Company and Chief Executive Officer of Con Edison of New York since December 29, 2020. Mr. Cawley was President of Con Edison of New York from January 1, 2018 through December 31, 2020. Mr. Cawley was President and Chief Executive Officer of Orange & Rockland from December 2013 through November 2017. Mr. Cawley was Senior Vice President of Central Operations for Con Edison of New York from December 2012 through November 2013. Mr. Cawley joined Con Edison of New York in July 1987.

Other Directorships: Mr. Cawley is Chairman of the Board and a Trustee of Con Edison of New York and Chairman of the Board and Director of Orange & Rockland. Mr. Cawley is also a Director of the American Gas Association, the Edison Electric Institute, and the Partnership for New York City. Mr. Cawley also served as a Director of the Hudson Valley Economic Development Corporation, the Hudson Valley Pattern for Progress, the New Jersey Utilities Association, the Orange County Partnership, and the Rockland Economic Development Corporation.

Attributes and Skills: Mr. Cawley has leadership, engineering, financial, and operations experience, as well as knowledge of the utility industry and the Company's business. Mr. Cawley's experience from his leadership positions at the Company's subsidiaries supports the Board in its oversight of the Company's management, financial, operations, and strategic planning activities, and the Company's relationships with stakeholders.

Career Highlights: Ms. Futter has been the President of the American Museum of Natural History, New York, NY, since November 1993. Previously, Ms. Futter served as the President of Barnard College, New York, NY, and was a corporate attorney at the Milbank law firm (formerly known as Milbank, Tweed, Hadley & McCloy).

Other Directorships: Ms. Futter is a Trustee of Con Edison of New York and the American Museum of Natural History. Ms. Futter is also a Director of Evercore Inc. Ms. Futter served as a Director and Chairman of the Federal Reserve Bank of New York. Ms. Futter is a Director or Trustee of NYC & Company and the Brookings Institute and a Governing Trustee at the Memorial Sloan-Kettering Cancer Center.

Attributes and Skills: Ms. Futter has management and operations experience leading major New York not-for-profit entities that provide services to the public. Ms. Futter also has legal and financial experience. Ms. Futter's experience from her leadership positions at the American Museum of Natural History and Barnard College, and her legal experience, supports the Board in its oversight of the Company's operations, planning, and regulatory activities and the Company's relationships with stakeholders.



John F. Killian

Director since: 2007

Age: 67

Gender: Male

Race/Ethnicity: White

Board Committees:
- Audit (Chair)
- Corporate Governance and Nominating
- Executive
- Management Development and Compensation

Career Highlights: Mr. Killian was the Executive Vice President and Chief Financial Officer of Verizon Communications Inc., a telecommunications company, from March 2009 to November 2010. Mr. Killian was the President of Verizon Business, Basking Ridge, NJ from October 2005 until February 2009, the Senior Vice President and Chief Financial Officer of Verizon Telecom from June 2003 until October 2005, and the Senior Vice President and Controller of Verizon Corporation from April 2002 until June 2003. Mr. Killian also served in executive positions at Bell Atlantic and was the President and Chief Executive Officer of NYNEX CableComms Limited.

Other Directorships: Mr. Killian is a Trustee of Con Edison of New York and Goldman Sachs Trust II, a Director of Houghton Mifflin Harcourt Company and a Trustee Emeriti of Providence College. Mr. Killian also served as a Trustee and Chairman of the Board of Providence College until 2018.

Attributes and Skills: Mr. Killian has leadership experience at regulated consumer services companies, including experience with financial reporting and internal auditing. Mr. Killian's experience from his leadership positions at Verizon Communications, Inc., Bell Atlantic and NYNEX CableComms Limited supports the Board in its oversight of the Company's auditing, financial, operating, and strategic planning activities, and the Company's relationships with stakeholders.



Karol V. Mason

Director since: 2021

Age: 64

Gender: Female

Race/Ethnicity: Black/African American

Board Committees:
- Corporate Governance and Nominating
- Safety, Environment, Operations and Sustainability

Career Highlights: Ms. Mason has been President of John Jay College of Criminal Justice, a senior liberal arts college in the City University of New York system focused on educating students through a justice lens, since August 2017. Ms. Mason was an Assistant Attorney General for the Office of Justice Programs within the United States Department of Justice from June 2013 until January 2017 and a Deputy Associate Attorney General within the United States Department of Justice from April 2009 until February 2012. Ms. Mason was an attorney at the law firm of Alston & Bird LLP from November 1983 until April 2009, where she served as a partner from January 1990 until April 2009 and served again, as a partner, from February 2012 through May 2013. Ms. Mason was a Judicial Law Clerk for The Honorable Judge John F. Grady of the United States District Court for the Northern District of Illinois from October 1982 until October 1983.

Other Directorships: Ms. Mason is a Trustee of Con Edison of New York and is a Director and Vice Chair of the Southern Poverty Law Center. Ms. Mason is also on the Advisory Board of Carolina Performing Arts at the University of North Carolina at Chapel Hill ("UNC-Chapel Hill"), the Institute for Arts and Humanities at UNC-Chapel Hill, and the Fines and Fees Justice Center. Ms. Mason served as a Trustee and Vice Chairman of UNC-Chapel Hill and served on the Arts & Sciences Foundation and National Development Council of UNC-Chapel Hill. Ms. Mason also served as a Director or Trustee of the Woodruff Arts Center until 2013, the Children's HealthCare of Atlanta until 2009, the High Museum of Art until 2009, the National Black Arts Festival until 2000, Wesley Homes until 2008, and the City of Atlanta-Fulton County Recreation Authority until 1998.

Attributes and Skills: Ms. Mason has experience leading a prominent public liberal arts college that focuses on educating students through a justice lens. Ms. Mason also has legal experience. Ms. Mason's experience from her leadership position at John Jay College of Criminal Justice, City University of New York, and her legal experience, supports the Board in its oversight of the Company's operations, risk management, strategic planning, and relationships with stakeholders.



John McAvoy

Director since: 2013

Age: 61

Gender: Male

Race/Ethnicity: White

Board Committees:
- Executive (Chair and Committee member through December 31, 2021)
- Safety, Environment, Operations and Sustainability (effective January 1, 2022)

Career Highlights: Mr. McAvoy served as Non-executive Chairman of the Board of the Company and the Board of Con Edison of New York from January 2021 until December 2021. Mr. McAvoy served as Chairman of the Board of the Company and Con Edison of New York from May 2014 until December 2020. Mr. McAvoy was President and Chief Executive Officer of the Company and Chief Executive Officer of Con Edison of New York from December 2013 through December 28, 2020. Mr. McAvoy was President and Chief Executive Officer of Orange & Rockland from January 2013 to December 2013. Mr. McAvoy was Senior Vice President of Central Operations for Con Edison of New York from February 2009 to December 2012. Mr. McAvoy has had 40 years of experience with the Company.

Other Directorships: Mr. McAvoy is a Trustee of Con Edison of New York. Mr. McAvoy is also a Trustee of the Intrepid Sea, Air & Space Museum and of Manhattan College. Until January 2021, Mr. McAvoy served as a Director or Trustee of the American Gas Association, the Edison Electric Institute, the Mayor's Fund to Advance New York City, the Partnership for New York City, and the Electric Power Research Institute. Mr. McAvoy also served as a Director and Chairman of the Board of Directors of Orange & Rockland until December 2020, and as a Director of the New York State Energy Research and Development Authority until 2018 and the Business Council of New York State Inc. until 2016. Mr. McAvoy was also a member of the Electric Subsector Coordinating Council and Chairman of the Members Executive Committee for the Electricity Information Sharing and Analysis Center.

Attributes and Skills: Mr. McAvoy has leadership, engineering, financial, and operations experience, as well as knowledge of the utility industry and the Company's business. Mr. McAvoy's experience from his leadership positions at the Company, and his service on other boards, supports the Board in its oversight of the Company's management, financial, operations, and strategic planning activities and the Company's relationships with stakeholders.



Dwight A. McBride

Director since: 2021

Age: 54

Gender: Male

Race/Ethnicity: Black/African American

Lesbian, Gay, Bisexual, Transgender + : Yes

Board Committees:
- Management Development and Compensation
- Safety, Environment, Operations and Sustainability

Career Highlights: Dr. McBride became President of The New School in April 2020. Prior to joining The New School, Dr. McBride served as Provost and Executive Vice President for Academic Affairs at Emory University, Dean and Associate Provost for Graduate Education at Northwestern University, Dean of Liberal Arts & Sciences at the University of Illinois at Chicago, Chair of the Department of African American Studies at Northwestern University, and Head of the Department of African American Studies at the University of Illinois at Chicago—academic leadership roles that all together span more than two decades. Dr. McBride has also held faculty positions at the University of Pittsburgh, the University of Illinois at Chicago, Northwestern University, Emory University, and The New School, where he has taught various courses in English literature and American literature, African American studies, gender and sexuality studies, cultural studies, and performance studies. Dr. McBride has published six books, numerous essays, and is the Founding Co-Editor of the *James Baldwin Review*.

Other Directorships: Dr. McBride is a Trustee of Con Edison of New York and the Institute of International Education. Dr. McBride is also on the Board of the Dan David Prize. Dr. McBride also served as a Trustee of The Cooper Union until 2020 and as a Director of the Illinois Humanities Council until 2017, the Association of American Colleges & Universities until 2016, the About Face Theater Company until 2012, and the Center on Halsted until 2009.

Attributes and Skills: Dr. McBride has extensive experience in higher education and leadership experience in universities and other large and complex organizations with diverse stakeholders. Dr. McBride's executive experience from the leadership positions he has held at The New School and Emory University, and his service on other boards, supports the Board in its oversight of the Company's operations and management activities, strategic planning, and relationships with stakeholders.



William J. Mulrow

Director since: 2017

Age: 66

Gender: Male

Race/Ethnicity: White

Board Committees:
- Finance
- Management Development and Compensation
- Safety, Environment, Operations and Sustainability



Armando J. Olivera

Director since: 2014

Age: 72

Gender: Male

Race/Ethnicity: Hispanic/Latino

Board Committees:
- Audit
- Executive
- Finance
- Safety, Environment, Operations and Sustainability (Chair)

Career Highlights: Mr. Mulrow is a Senior Advisory Director since May 2017 at The Blackstone Group, the world's largest alternative asset management firm. Previously, he served as Secretary to former New York State Governor Andrew Cuomo from January 2015 to April 2017 and was a Senior Managing Director at Blackstone from April 2011 to January 2015. From 2005 to 2011, he was a Director of Citigroup Global Markets Inc. Mr. Mulrow also held various management positions at Paladin Capital Group, Gabelli Asset Management, Inc., Rothschild Inc., and Donaldson, Lufkin & Jenrette Securities Corporation. In addition, Mr. Mulrow served in a number of other government positions, including Chairman of the New York State Housing Finance Agency and State of New York Mortgage Agency.

Other Directorships: Mr. Mulrow is a Trustee of Con Edison of New York. Mr. Mulrow also serves as a Director of JBG Smith Properties and Titan Mining Corporation. Mr. Mulrow also served as a Director of Arizona Mining, Inc. until 2018.

Attributes and Skills: Mr. Mulrow and leadership experience in both the public and the private sectors. Mr. Mulrow also has financial, accounting and asset management experience from his leadership positions at Blackstone, New York State government, and his service on other boards, which supports the Board in its oversight of the Company's financial and strategic planning activities.

Career Highlights: Mr. Olivera is the retired President & Chief Executive Officer of Florida Power & Light Company ("FPL"), one of the largest investor-owned electric utilities in the United States. Mr. Olivera also has served as Chairman of the Boards of two non-profits: Florida Reliability Coordinating Council that focuses on the reliability and adequacy of bulk electricity in Florida, and Southeastern Electric Exchange that focuses on coordinating storm restoration services and enhancing operational and technical resources. After his retirement from FPL in May 2012, Mr. Olivera served as senior advisor at Britton Hill Partners, a private equity firm. From 2017 until 2021, Mr. Olivera was a venture partner in the sustainability practice of Ridge-Lane LP, a venture development firm.

Other Directorships: Mr. Olivera is a Trustee of Con Edison of New York. Mr. Olivera also serves as a Director of Fluor Corporation and Lennar Corporation. Mr. Olivera served as a Director of AGL Resources, Inc. until July 2016. Mr. Olivera was also a Director of FPL and a Trustee and Vice Chair of Miami Dade College until 2018. Mr. Olivera is Trustee Emeritus of Cornell University and member of the Advisory Council at the Cornell Atkinson Center for Sustainability.

Attributes and Skills: Mr. Olivera has leadership, engineering, and operations experience, as well as knowledge of the utility industry. Mr. Olivera's experience from his leadership positions at FPL, and his service on other boards, supports the Board in its oversight of the Company's management, financial, operations, and strategic planning activities. Mr. Olivera's experience as a consultant on sustainability supports the Board in its oversight of sustainability matters.



Michael W. Ranger

Director since: 2008

Age: 64

Gender: Male

Race/Ethnicity: White

Board Committees:
- Audit
- Corporate Governance and Nominating (Chair and Lead Director)
- Executive
- Finance
- Management Development and Compensation



Linda S. Sanford

Director since: 2015

Age: 69

Gender: Female

Race/Ethnicity: White

Board Committees:
- Audit
- Corporate Governance and Nominating
- Finance

Career Highlights: Mr. Ranger has been Senior Managing Director of Diamond Castle Holdings LLC, New York, NY, a private equity investment firm, since 2004. Mr. Ranger served as President and Chief Executive Officer of Covanta Holding Corporation from October 29, 2020 until November 30, 2021. Mr. Ranger was an investment banker in the energy and power sector for twenty years, including at Credit Suisse First Boston, Donaldson, Lufkin and Jenrette, DLJ Global Energy Partners, and Drexel Burnham Lambert. Mr. Ranger was also a member of the Utility Banking Group at Bankers Trust.

Other Directorships: Mr. Ranger is a Trustee of Con Edison of New York. Mr. Ranger is also Chairman of the Board of Trustees and a Trustee of St. Lawrence University. Mr. Ranger also served as a Trustee of Morristown-Beard School through 2017 and Director of Bonten Media Group Inc. through 2017, Professional Directional Enterprises, Inc. through 2018, KDC Solar LLC through 2019, and Covanta Holding Corporation until November 2021.

Attributes and Skills: Mr. Ranger has leadership experience at a private equity firm he co-founded and at various investment banking companies. Mr. Ranger has extensive investment and investment banking experience in the energy, utility, and power sector. Mr. Ranger's experience from his investment activities in the energy and power sector, and his service on other boards, supports the Board in its oversight of the Company's corporate governance and financial and strategic planning activities.

Career Highlights: Ms. Sanford was Senior Vice President Enterprise Transformation, International Business Machines Corporation (IBM), a multinational technology and consulting corporation, from January 2003 to December 2014. Ms. Sanford joined IBM in 1975. Ms. Sanford was also a consultant to The Carlyle Group serving as an Operating Executive from 2015 to July 2018.

Other Directorships: Ms. Sanford is a Trustee of Con Edison of New York, and a Director of Pitney Bowes Inc., RELX PLC (formerly Reed Elsevier PLC) and The Interpublic Group of Companies, Inc. Ms. Sanford advises that she intends to retire from the Board of RELX PLC at the end of April 2022. Ms. Sanford also served as a Director of ITT Corporation. Ms. Sanford is also a Trustee of New York Hall of Science. Ms. Sanford also serves as a Trustee Emeriti of St. John's University and Rensselaer Polytechnic Institute. Ms. Sanford also served as a Director or Trustee of the Partnership for New York City through January 2015, the State University of New York through May 2015, the Business Council of New York State through May 2015, and the ION Group through January 2021.

Attributes and Skills: Ms. Sanford has leadership experience at an international technology company, including experience with information technology, cybersecurity, manufacturing, customer relations, and corporate planning and transformation. Ms. Sanford's experience from her leadership positions at IBM, and her service on other boards, supports the Board in its oversight of technology, relationship with stakeholders, and financial and strategic planning activities.



Deirdre Stanley

Director since: 2017

Age: 57

Gender: Female

Race/Ethnicity: Black/African American

Board Committees:
- Corporate Governance and Nominating
- Management Development and Compensation (Chair)



L. Frederick Sutherland

Director since: 2006

Age: 70

Gender: Male

Race/Ethnicity: White

Board Committees:
- Audit
- Finance (Chair)
- Management Development and Compensation

Career Highlights: Ms. Stanley has been Executive Vice President and General Counsel to The Estée Lauder Companies, Inc., one of the world's leading manufacturers and marketers of quality skin care, makeup, fragrance, and hair care products, since October 28, 2019. Ms. Stanley was Executive Vice President and General Counsel to Thomson Reuters from 2008 until October 9, 2019, where she also served as Corporate Secretary to the Board of Directors. Ms. Stanley was Senior Vice President and General Counsel to The Thomson Corporation from 2002 to 2008, when it combined with Reuters PLC to form Thomson Reuters. Prior to 2002, Ms. Stanley held various legal and senior executive positions at InterActive Corporation (previously USA Networks, Inc.) and GTE Corporation (a predecessor company to Verizon). She was also an attorney with the law firm of Cravath, Swaine & Moore.

Other Directorships: Ms. Stanley is a Trustee of Con Edison of New York. Ms. Stanley is also a Trustee of the Hospital for Special Surgery and a Trustee of The Dalton School. Ms. Stanley also served as a Director of Refinitiv from October 2018 through October 2019.

Attributes and Skills: Ms. Stanley has leadership, legal and operations experience at an international news and information company and a global consumer products company, including experience with mergers and acquisitions, corporate governance, and risk management. Ms. Stanley's experience from her leadership positions at The Estée Lauder Companies and Thomson Reuters Corporation, her legal experience and service on other boards supports the Board in its oversight of the Company's operations, risk management, strategic planning, and relationships with stakeholders.

Career Highlights: Mr. Sutherland was the Executive Vice President and Chief Financial Officer of Aramark Corporation, Philadelphia, PA, a provider of food services, facilities management, and uniform and career apparel, from 1997 to 2015. Prior to joining Aramark in 1980, Mr. Sutherland was Vice President, Corporate Banking, at Chase Manhattan Bank, New York, NY.

Other Directorships: Mr. Sutherland is a Trustee of Con Edison of New York and a Director of Colliers International Group Inc. and Sterling Check Corp. Mr. Sutherland is also a Director of WHYY, Philadelphia's public broadcast affiliate, Board President of Episcopal Community Services, a Philadelphia-based anti-poverty agency, and a Trustee of Duke University, the National Constitution Center, and People's Light, a non-profit theater.

Attributes and Skills: Mr. Sutherland has leadership experience at an international managed services company, including experience with financial reporting, internal auditing, mergers and acquisitions, financing, risk management, corporate compliance, and corporate planning. Mr. Sutherland also has corporate banking experience. Mr. Sutherland's experience from his leadership positions at Aramark Corporation and Chase Manhattan Bank supports the Board in its oversight of the Company's financial reporting, auditing, and strategic planning activities.

THE BOARD OF DIRECTORS

Meetings and Board Members' Attendance

During 2021, the Board consisted of the following members: Timothy P. Cawley, Ellen V. Futter, John F. Killian, Karol V. Mason, John McAvoy, Dwight A. McBride, William J. Mulrow, Armando J. Olivera, Michael W. Ranger, Linda S. Sanford, Deirdre Stanley, and L. Frederick Sutherland. The Board of Directors held 9 meetings in 2021. At its meetings, the Board considers a wide variety of matters involving such things as the Company's strategic planning, its financial condition and results of operations, its capital and operating budgets, personnel matters, human capital management, diversity, equity, and inclusion, sustainability, succession planning, risk management, industry issues, accounting practices and disclosure, and corporate governance practices.

In accordance with the Company's Corporate Governance Guidelines, the Chair of the Corporate Governance and Nominating Committee, Mr. Ranger, serves as independent Lead Director and, as such, chairs the executive sessions of the non-management Directors and the independent Directors. The Board routinely holds executive sessions at which only non-management Directors are present, and the independent Directors meet in executive session at least once a year. The Company's independent Directors met 3 times in executive session and the non-management Directors met 8 times in executive session during 2021.

During 2021, each member of the Board attended more than 75% of the combined meetings of the Board of Directors and the Board Committees on which he or she served during the period that he or she served. Directors are expected to attend the Annual Meeting. All of the Directors who then served on the Board attended the 2021 annual meeting of stockholders, which was held remotely due to the impact of COVID-19.

Corporate Governance

The Company's corporate governance documents, including its Corporate Governance Guidelines, the charters of the Audit, Corporate Governance and Nominating, and Management Development and Compensation Committees, and the Standards of Business Conduct, are available on the Company's website at *www.conedison.com/shareholders.* The Standards of Business Conduct apply to all Directors, officers, and employees. The Company intends to post on its website at *www.conedison.com/shareholders* amendments to its Standards of Business Conduct and a description of any waiver from a provision of the Standards of Business Conduct granted by the Board to any Director or executive officer of the Company within four business days after such amendment or waiver. To date, there have been no such waivers.

Leadership Structure

The Board consists of a majority of independent Directors. (See "*The Board of Directors—Board Members' Independence*" on page 21.) As discussed in the Corporate Governance Guidelines, the Board selects the Company's Chief Executive Officer and Chairman of the Board in the manner that it determines to be in the best interest of the Company's stockholders. Historically, the roles of the Company's Chief Executive Officer and Chairman have been combined. To promote an effective and orderly Chief Executive Officer transition, the Board determined that Mr. McAvoy would continue to serve as Chairman of the Board after his retirement as Chief Executive Officer of the Company on December 28, 2020 for a transition period. On November 18, 2021, the Board elected Mr. Cawley as Chairman of the Board, effective January 1, 2022, and Mr. McAvoy retired as Chairman of the Board effective the same day. As a result, as of January 1, 2022, the Company's leadership structure again combines the role of the Chief Executive Officer and Chairman. The Board believes that this leadership structure is appropriate for the Company due to a variety of factors, including Mr. Cawley's long-standing knowledge of the Company and the utility industry and his extensive leadership, engineering, financial and operations experience. Mr. McAvoy continued as a member of the Board and has been nominated to the Board for election at the Company's Annual Meeting.

The Board has an independent Lead Director who is the Chair of the Corporate Governance and Nominating Committee. The Corporate Governance Guidelines provide that the Lead Director: (i) acts as a liaison between the independent Directors and the Company's management; (ii) chairs the executive sessions of non-management and independent

Directors and has the authority to call additional executive sessions as appropriate; (iii) chairs Board meetings in the Chairman's absence; (iv) coordinates with the Chairman on agendas and schedules for Board meetings, information flow to the Board, and other matters pertinent to the Company and the Board; (v) is available for consultation and communication with major stockholders as appropriate; and (vi) performs such other duties assigned to the Lead Director by the Board.

Pursuant to the Company's Corporate Governance Guidelines, the Board has oversight responsibility for reviewing the Company's strategic plans, objectives, and risks, including sustainability, environmental, social, and governance matters. Each of the standing committees of the Board, other than the Executive Committee, is chaired by non-management Directors. (See "*The Board of Directors—Standing Committees of the Board*" on pages 23 through 27).

Risk Oversight

The Board's primary function is one of oversight. In connection with its oversight function, the Board oversees the Company's policies and procedures for managing risk. The Board administers its risk oversight function primarily through its Committees that report to the Board. Board Committees have assumed oversight of various risks that have been identified through the Company's enterprise risk management program. The Audit Committee reviews the Company's risk assessment and risk management policies and reports to the Board on the Company's risk management program. Management regularly provides reports to the Board and its Committees concerning risks identified through the Company's enterprise risk management program. Those risks have been assessed by the Company as important to it, and are reported to the Board on a regular cadence. Among those risks, cybersecurity has been identified as a key enterprise risk for the Company. An annual presentation on cybersecurity risks is provided to the Board and the Audit Committee reviews more in-depth cybersecurity matters on a semi-annual basis.

Corporate Sustainability

The Company is firmly committed to sustainability, which is broadly overseen by the Board. The Board reviews and discusses various sustainability topics throughout the year and routinely considers environmental issues (including climate change) and assesses how they impact the Company's operations, strategies and risk profile. In 2021, the Board received reports or presentations on several sustainability and climate change-related topics, including the Con Edison of New York Climate Change Adaptation and Resiliency Plan, the Company's clean energy goals and clean energy commitment, the Company's climate resilience framework, the Company's strategy for achieving a clean energy future, and the Company's renewables strategy. In addition, the Board has delegated to the appropriate committees responsibility for the specific sustainability categories relating to the oversight of risks with which such committees are charged. The Safety, Environment, Operations and Sustainability Committee oversees the Company's efforts relating to corporate responsibility and sustainability, which includes, but is not limited to, operating in a safe, environmentally sensitive and socially responsible manner, guarding the health and safety of Company employees and the public, delivering value to customers and fostering growth to meet the expectations of investors. The Safety, Environment, Operations and Sustainability Committee reviews the Company's Annual Sustainability Report prior to its publication. In discharging its responsibilities, the Safety, Environment, Operations and Sustainability Committee reviews, at each of its meetings, certain key performance indicators relating to climate risk, including energy efficiency, dielectric fluid management, SF6 (sulfur hexafluoride) greenhouse gas emissions, environmental beneficial electrification, and solar connections. In 2021, the Safety, Environment, Operations and Sustainability Committee also reviewed and discussed presentations on energy efficiency, ESG and climate change developments, and CO_2 emissions indicators. The Corporate Governance and Nominating Committee is charged with oversight of governance matters and in 2021 reviewed and discussed general governance matters. The Management, Development, and Compensation Committee's responsibilities include oversight of sustainability matters relating to human capital management. The Management, Development, and Compensation Committee annually reviews performance results as well as proposed performance indicators for the following year. Committees not specifically tasked with oversight of sustainability also periodically review matters related to sustainability, as appropriate. As part of its review of strategy and financial plans, the Finance Committee considers the financial sustainability of the Company.

Human Capital

Board Oversight of Human Capital Management

The Management Development and Compensation Committee's responsibilities include oversight of the Company's policies and strategies relating to talent development and human capital management, including diversity, equity and inclusion. In 2021, the Management Development and Compensation Committee reviewed, discussed, and implemented the diversity, equity, and inclusion metric in the Company's long term incentive plan. The Management Development and Compensation Committee also reviewed and discussed ESG metrics in incentive plans and implications for the Company, and human capital management disclosures. The Management Development and Compensation Committee annually reviews performance results as well as proposed performance indicators for the following year.

Employees, Career Development, and Succession Planning

As of December 31, 2021, the Company and its subsidiaries had 13,871 employees, based entirely in the United States, including 12,325 at Con Edison of New York, 1,085 at Orange & Rockland, 453 at the Clean Energy Businesses, and 8 at Con Edison Transmission. Of the total Con Edison of New York and Orange & Rockland employees, 7,030 and 554 employees, respectively, were represented by a collective bargaining unit. Women represented 21.9% of the total workforce, and people of color represented 49.7% of the workforce, with ethnicity breaking down as follows: 50.3% White, 20.8% Black/African American, 18.4% Hispanic/Latino, 9.1% Asian, and 1.4% other. The gender, racial, and ethnic composition of the workforce as compared to upper management and officers as of the end of 2021 is set forth in the bar charts below.

The Company places a high priority on developing high-potential employees and preparing them to take on increasing responsibility. The Company maintains a comprehensive, formal process for identifying, assessing and developing a diverse slate of internal candidates to assume senior roles in the organization in the future. Its succession planning and development processes are integrated and focused on learning through experiences, leadership commitment, and targeted executive development. The Company believes that having a leadership team with varied backgrounds, experiences and leadership styles offers many advantages to the business. Therefore, the Company is intentional about identifying and developing its high potential women and people of color to ensure a diverse and talented group of enterprise leaders. Development plans are reviewed and updated annually. Succession planning and development processes apply to all upper management positions, including officer positions. The Chief Executive Officer annually reviews his succession plan with the Board. The Board is committed to diversity and directs any search firm retained in connection with Chief Executive Officer succession planning to provide a diverse slate of candidates for the Board's consideration.

The charts below set forth the gender and racial composition of the total workforce and upper management and officers compared to annual promotions as of the end of 2021.



Gender Composition

Total Workforce
78%
22%
Promotions across Total Workforce
80%
20%
Upper Management and Officers
66%
34%
Promotions across Upper Management and Officers
67%
33%
Male
Female

Racial Composition

Total Workforce
50%
21%
18%
9%
Two or more races (1%)
Amer. Indian/Alaska Native/Hawaiian/ Other Pacific Islander (1%)
Promotions across Total Workforce
50%
19%
21%
9%
Two or more races (0.5%)
Amer. Indian/Alaska Native/Hawaiian/ Other Pacific Islander (0.5%)
Upper Management and Officers
70%
11%
8%
9%
Two or more races (2%)
Promotions across Upper Management and Officers
67%
26%
7%
White
Black/African American
Hispanic/Latino
Asian
Two or More Races
American Indian/Alaska Native Hawaiian/Other Pacific Islander

Diversity, Equity, and Inclusion

The Company strives to have a diverse and inclusive workforce that reflects the communities it serves. The Company believes that a diverse and inclusive workforce where everyone can contribute their full talents and potential enables a stronger and higher performing organization. A comprehensive diversity, equity, and inclusion strategy underlies the Company's corporate culture, informing how employees engage with one another and laying the foundation for a respectful and inclusive environment. The Company's diversity, equity, and inclusion strategy focuses on four priorities that demonstrate the value it places on differences across all dimensions: (i) advancing diversity, equity, and inclusion through learning; (ii) fostering a diverse, equitable, and inclusive environment; (iii) connecting diversity, equity, and inclusion throughout the Company; and (iv) communicating and engaging with employees. In 2021, the Company added a diversity, equity, and inclusion metric to its long term incentive plan.

In response to the racial and social unrest of 2020, the Company developed a Corporate Diversity, Equity & Inclusion Action Plan to sharpen its focus on equity, diversity, fairness, and respect throughout the Company. The 14-point Action Plan is based on data-driven change and culture transformation. In 2021, the Diversity & Inclusion Task Force developed recommendations to strengthen the Company's systems, policies, and procedures, and address any barriers to diversity, equity, and inclusion.

In 2021, to further strengthen the Company's commitment to the values and outcomes of diversity and inclusiveness, it conducted a Culture of Inclusion Survey. The goal of the survey was to gain insights, through the voice of the employees, into whether the Company's diversity, equity, and inclusion strategy is achieving its objective, to identify areas of progress and opportunities for improvement, and to establish a baseline for measuring the Company's performance. Employees that participated in the survey provided valuable insights into how employees from all groups experience the Company's culture, areas of strengths and areas where the Company can make even greater progress.

Employee Resource Groups

The Company's employee resource groups bring together employees with common interests and experiences. These employee resource groups actively promote inclusion and employee engagement in the workplace through objectives that align with our company values. To date, some 3,000 employees participate in at least one of the many new and longstanding employee resource groups across the Company: APACE (Asian Professional Alliance of Con Edison), BUILD (Blacks United in Leadership & Development), CapeABLE (Advocating, Belonging, Leading, Engaging – employee

resource group for employees with disabilities), CLARO (Cultivating Leadership and Actively Realizing Opportunities, inspiring Hispanic and other employees to reach their full potential), The Emerald Society – Irish Heritage, JADE (Jewish Americans for Development and Empowerment), LGBT+ Pride, Moms On It/Dads Matter, Veterans of Con Edison, and Women of Con Ed. During 2021, our employee resource groups embraced technology to create forums that kept employees connected and engaged, advanced cultural awareness, volunteered in the community, and provided outreach and career development support.

Employee Safety

The safety of employees is the Company's primary concern. In managing the business, the Company remains focused on creating a strong safety culture in which employees can perform work injury and accident free. The Company's employees are committed to implementing programs and practices that promote the right knowledge, skills, and attitudes to successfully undertake safety responsibilities, including required training for both field and office employees. To that end, the Company's Learning Center offers classes to employees covering technical courses, skills enhancement, safety, and leadership development. During 2021, employees spent over 500,000 hours in instructor-led, leadership and skill-based training. In addition to their daily job functions, employees of Con Edison of New York and Orange & Rockland are assigned to and trained on a position for emergency response that is mobilized in the event of a weather event or emergency.

Protecting Employees During the COVID-19 Pandemic

As a result of the COVID-19 pandemic, 52% of the total workforce was working remotely as of December 31, 2021. The viability of a mobile workforce was made possible by digital software and smart device capabilities that helped employees collaborate with each other and remain productive while complying with health requirements. Even as the Company continues to respond to the pandemic, the entire Con Edison of New York and Orange & Rockland workforce is available in the event of an emergency that requires on-site presence. During 2021, the Company and its subsidiaries continued to manage their operations and resources while avoiding lay-offs and furloughs and continued to recruit, interview, and hire internal and external applicants to fill positions. The Company and its subsidiaries supported employee health through regular cleaning and disinfecting of all work and common areas, promoting social distancing, requiring face coverings, and encouraging employees to work remotely whenever possible.

Despite the uncertainty and upheaval caused by COVID-19, the Company's employees continued to give their time and resources to support those in need. The Company continued to offer both virtual volunteer opportunities, and in-person opportunities, with the appropriate safety measures and in keeping with applicable public health guidelines, to serve the needs of its employees and communities. In 2021, 227 Company employees collectively volunteered 2,002 hours at various community service events and programs throughout the Company's service territory. Company employees participated in virtual volunteer events that support environmental education, including career panels, mentoring, and tutoring. Company employees were also able to volunteer in-person outdoors, distributing thousands of pounds of free fresh produce to those in need, and supporting environmental stewardship projects such as building artificial reef cages for the Hudson River, preparing teaching gardens, and beautifying local parks.

Proxy Access

The Company has implemented a proxy access framework that allows a stockholder or a group of up to 20 stockholders who have owned at least 3% of the outstanding shares of the Company for at least three years to submit nominees for up to 20% of the Board, or two nominees, whichever is greater, for inclusion in the Company's Proxy Statement and form of proxy, subject to complying with the requirements identified in the Company's By-laws.

Related Person Transactions and Policy

The Company has adopted a written policy for approval of transactions between the Company and its Directors, Director nominees, executive officers, greater-than-five-percent (5%) beneficial owners of the Company's Common Stock, and their respective immediate family members.

The policy provides that the Corporate Governance and Nominating Committee review certain transactions subject to the policy and determine whether or not to approve or ratify those transactions. In doing so, the Corporate Governance and Nominating Committee takes into account, among other factors it deems appropriate, whether the transaction is on terms that are no less favorable to the Company than terms generally available to an unaffiliated third party under the same or similar circumstances, the extent of the related person's interest in the transaction, whether the transaction would impair the independence of an otherwise independent director and the business reason for the company to enter into the transaction. Transactions are brought to the attention of the Corporate Governance and Nominating Committee by the Company. Annually and as needed, the Company distributes questionnaires to executive officers, directors and director nominees. The Company reviews the disclosures made by these individuals to identify all transactions requiring the approval. In addition, the Company distributes previously submitted disclosures to executive officers quarterly for review and requests that any and all updates be provided so that responses can be reviewed. All new transactions requiring approval following the quarterly review are identified and brought to the Corporate Governance and Nominating Committee's attention. In addition, the Board has delegated authority to the Chair of the Corporate Governance and Nominating Committee to pre-approve or ratify any transaction with a related person in which the aggregate amount involved is expected to be less than $1.0 million per year. The Corporate Governance and Nominating Committee approved the 2021 compensation of David Sanchez, John DeLaBastide and Jennifer Ketschke on February 17, 2021, each as disclosed below. A summary of any new transactions pre-approved or ratified by the Chair is provided to the full Corporate Governance and Nominating Committee for its review in connection with a regularly scheduled committee meeting.

The Corporate Governance and Nominating Committee has considered and adopted standing pre-approvals under the policy for limited transactions with related persons. Pre-approved transactions include:

(i)   transactions where the amount involved does not exceed $120,000 in the aggregate (other than transactions involving the issuance of Company shares);

(ii)   transactions with other companies at which a related person's only relationship is as an employee (other than an executive officer), if the amount involved is less than $1.0 million, or two percent (2%) of such other company's consolidated gross annual revenues, whichever is greater; and

(iii)   contributions to non-profit organizations at which a related person's only relationship is as an employee (other than an executive officer) if the aggregate amount involved is less than both $1.0 million and two percent (2%) of the organization's consolidated gross annual revenues.

David Sanchez, the brother of Robert Sanchez, President and Chief Executive Officer of Orange & Rockland, is employed by Con Edison of New York, serving as a project specialist. In 2021, he was paid approximately $139,000. This amount includes salary and short-term incentive payments. Jennifer Ketschke, the spouse of Matthew Ketschke, President of Con Edison of New York, is employed by Con Edison of New York, serving as a project manager. In 2021, she was paid approximately $225,000. This amount includes salary and long-term and short-term incentive payments. John DeLaBastide, the brother-in-law of Lore de la Bastide, Senior Vice President—Utility Shared Services of Con Edison of New York, was employed by Con Edison of New York until March 31, 2021 and served as an assistant controller. In 2021, he was paid approximately $143,000. This amount includes salary and long-term and short-term incentive payments. Each individual participated in other regular and customary employee benefit programs generally available to all Con Edison of New York employees. In addition, the amount of salary and incentive payments were determined in accordance with the Company's standard compensation practices applicable to similarly situated employees.

Board Members' Independence

The Company's Corporate Governance Guidelines provide that the Board of Directors consist of a majority of Directors who meet the New York Stock Exchange definition of independence, as determined by the Board in accordance with the standards described in the Guidelines below. The Board of Directors has affirmatively determined that the following Directors are "independent" as defined in the New York Stock Exchange's listing standards: John F. Killian, Karol V. Mason, Dwight A. McBride, William J. Mulrow, Armando J. Olivera, Michael W. Ranger, Linda S. Sanford, Deirdre Stanley, and L. Frederick Sutherland.

The Board monitors the independence of its members on an ongoing basis and, to assist it in making determinations of Director independence, the Board has adopted independence standards. These standards are set forth in the Company's Corporate Governance Guidelines, available on the Company's website at *www.conedison.com/shareholders*. Under these standards, the Board has determined that each of the following relationships is categorically immaterial and therefore, by itself, does not preclude a Director from being independent:

(i)   (a) the Director has an immediate family member who is a current employee of the Company's internal or external auditor, but the immediate family member does not personally work on the Company's audit; or (b) the Director or an immediate family member was, within the last three years, a partner or employee of such a firm but no longer works at the firm and did not personally work on the Company's audit within that time;

(ii)   the Director or an immediate family member is, or has been within the last three years, employed at another company where any of the Company's present executive officers at the same time serves or served on that company's compensation committee, but the Director or the Director's immediate family member is not an executive officer of the other company and his or her compensation is not determined or reviewed by that company's compensation committee;

(iii)   the Director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Company for property or services in any of the last three fiscal years, but the total payments in each year were less than $1.0 million, or two percent (2%) of such other company's consolidated gross revenues, whichever is greater;

(iv)   the Director is a partner or the owner of five percent (5%) or more of the voting stock of another company that has made payments to, or received payments from, the Company for property or services in any of the last three fiscal years, but the total payments in each year were less than $1.0 million, or two percent (2%) of such other company's consolidated gross revenues, whichever is greater;

(v)   the Director is a partner, the owner of five percent (5%) or more of the voting stock or an executive officer of another company which is indebted to the Company, or to which the Company is indebted, but the total amount of the indebtedness in each of the last three fiscal years was less than $1.0 million, or two percent (2%) of such other company's consolidated gross revenues, whichever is greater; and

(vi)   the Director or an immediate family member is a director or an executive officer of a non-profit organization to which the Company has made contributions in any of the last three fiscal years, but the Company's total contributions to the organization in each year were less than $1.0 million, or two percent (2%) of such organization's consolidated gross revenues, whichever is greater.

Standing Committees of the Board

Audit Committee	Role & Responsibilities
Members **John F. Killian (Chair)** Armando J. Olivera Michael W. Ranger Linda S. Sanford L. Frederick Sutherland **Independent Directors:** 5 **Meetings Held in 2021:** 7	The primary responsibility of the Audit Committee is to assist the Board in fulfilling its oversight responsibility for: • The integrity of the Company's financial statements; • The Company's compliance with legal, regulatory, and ethical requirements; • The qualifications, independence, and performance of the Company's independent auditors; and • The performance of the Company's internal audit function. The Audit Committee's responsibilities also include: • The appointment, compensation, retention, oversight, and termination of the work of the Company's independent auditors; • Pre-approving all auditing services and non-audit services permitted by law to be provided to the Company by its independent auditors; • Evaluating, at least once every five years, whether it is appropriate to rotate the Company's independent auditors; • Meeting with the Company's management, including the General Counsel, Con Edison of New York's General Auditor, and the Company's independent auditors, several times a year to discuss internal controls and accounting matters, the Company's financial statements, filings with the SEC, earnings press releases and the scope and results of the auditing programs of the Company's independent auditors and of Con Edison of New York's internal auditing department; • Overseeing the Company's risk assessment, risk management processes and the management of such risks that have been identified through the Company's enterprise risk management program, relating to the purpose, duties, and responsibilities of the Audit Committee; and • Reviewing, at least semi-annually, cybersecurity matters. **Financial Expertise** The Board of Directors of the Company has determined that each member of the Audit Committee is financially literate and that John F. Killian, Armando J. Olivera, Michael W. Ranger, and L. Frederick Sutherland are each an "audit committee financial expert" as the term is defined in Item 407(d)(5) of Regulation S-K of the Securities Exchange Act of 1934. **Independence** The Board has affirmatively determined that each member of the Audit Committee meets the independence requirements of the New York Stock Exchange and the Company's Corporate Governance Guidelines. In addition, each member of the Audit Committee is "independent" as defined in Rule 10A-3 of the Securities Exchange Act of 1934. **Appointment of Independent Accountants** The Audit Committee is directly responsible for the appointment of the Company's independent accountants, subject to stockholder ratification at the Annual Meeting. The Audit Committee has appointed PricewaterhouseCoopers LLP ("PwC") as the Company's independent accountants for the fiscal year 2022. If the appointment of PwC is not ratified, the Audit Committee will take this into consideration in the future selection of independent accountants.

| **Corporate Governance and Nominating Committee**

Members
Michael W. Ranger (Chair & Lead Director)
John F. Killian
Karol V. Mason
Linda S. Sanford
Deirdre Stanley

Independent Directors: 5

Meetings Held in 2021: 4 | **Role & Responsibilities**
The responsibilities of the Corporate Governance and Nominating Committee include:
• Annually reviewing the Company's Corporate Governance Guidelines adopted by the Board that address the size, composition and responsibilities of the Board and making recommendations, if appropriate, for revisions or additions thereto;
• Annually reviewing the Board Committee charters and proposed changes thereto;
• Establishing and recommending to the Board criteria for selecting new Directors, which will, among other things, reflect factors relating to the diversity of the Board (including, but not limited to, diversity of gender, ethnicity, race, nationality, and sexual orientation);
• Reviewing the qualifications of possible Director candidates against the criteria developed, including candidates duly suggested by stockholders;
• Recommending to the Board candidates to fill vacancies on the Board;
• Recommending to the Board candidates for election or re-election to the Board;
• Recommending to the Board whether to accept any Director resignations;
• Recommending to the Board candidates and chairs for appointment to the Board's committees;
• Recommending to the Board standards to assist it in making determinations of independence in accordance with the New York Stock Exchange listing standards;
• Overseeing related person transactions and the related policies;
• Bi-annually reviewing Board and Committee compensation and recommending changes, if appropriate, to the Board;
• Overseeing the evaluation of the Board and management, including the establishment of criteria and processes for the annual performance self-evaluation of the Board and each committee of the Board;
• Overseeing the Company's management of risks that have been identified through the Company's enterprise risk management program, relating to the purpose, duties, and responsibilities of the Corporate Governance and Nominating Committee;
• Reviewing and making recommendations to the Board on any stockholder proposals and other practices relative to stockholder engagement;
• Reviewing significant corporate governance trends, best practices and issues which may impact the Company or its subsidiaries, ensuring the oversight of relevant corporate governance issues by the Board and its committees, and making appropriate recommendations to the Board regarding these matters, including the reporting thereof; and
• Overseeing the Company's approach to political and lobbying activities and receiving periodic reports with respect to the Company's political contributions, lobbying and trade association activities.

Independence
The Board has affirmatively determined that each member of the Corporate Governance and Nominating Committee meets the independence requirements of the New York Stock Exchange and the Company's Corporate Governance Guidelines. In addition, each member of the Corporate Governance and Nominating Committee meets the additional, heightened independence criteria required by law and the New York Stock Exchange's listing standards. |

Executive Committee	**Role & Responsibilities**
Members **Timothy P. Cawley (Committee member and Chair effective January 1, 2022)** Ellen V. Futter John F. Killian John McAvoy (Committee member and Chair through December 31, 2021) Armando J. Olivera Michael W. Ranger **Independent Directors:** 3 **Meetings Held in 2021:** 0	The Executive Committee may exercise, during intervals between Board meetings, all the powers vested in the Board, except for certain specified matters. **Independence** The Board has affirmatively determined that the following members of the Executive Committee meet the independence requirements of the New York Stock Exchange and the Company's Corporate Governance Guidelines: John F. Killian, Armando J. Olivera, and Michael W. Ranger.

Finance Committee	**Role & Responsibilities**
Members **L. Frederick Sutherland (Chair)** William J. Mulrow Armando J. Olivera Michael W. Ranger Linda S. Sanford **Independent Directors:** 5 **Meetings Held in 2021:** 8	The primary responsibility of the Finance Committee is to review and make recommendations to the Board with respect to the Company's financial condition and plans. The Finance Committee's responsibilities also include: ▪ Reviewing the annual operating and capital budgets of the Company; ▪ Reviewing and approving certain expenditures; ▪ Reviewing the Company's five-year forecast; ▪ Reviewing periodic financial reports to be submitted to the Board; ▪ Reviewing dividend policy and actions; ▪ Annually reviewing the Company's arrangements for credit; ▪ Annually reviewing the Company's and its subsidiaries' plans for issuances of securities and other proposed financings; ▪ Consistent with Board authorization of such transaction, approving the specific terms of each Company security issue, financing, redemption or repurchase of securities; ▪ Reviewing the Company's and its subsidiaries' investment policies for cash investments; ▪ Overseeing the Company's strategic business plan; ▪ Reviewing certain procurement contracts and purchases and sales of assets; ▪ Reviewing certain real estate transactions and litigation settlements; and ▪ Overseeing the Company's management of risks that have been identified through the Company's enterprise risk management program, relating to the purpose, duties, and responsibilities of the Finance Committee. **Independence** The Board has affirmatively determined that each member of the Finance Committee meets the independence requirements of the New York Stock Exchange and the Company's Corporate Governance Guidelines.

Management Development and Compensation Committee **Members** **Deirdre Stanley (Chair)** John F. Killian Dwight A. McBride William J. Mulrow Michael W. Ranger L. Frederick Sutherland **Independent Directors:** 6 **Meetings Held in 2021:** 6 (with Mercer attending 3 meetings)	**Role & Responsibilities** The responsibilities of the Management Development and Compensation Committee (the "Compensation Committee") include: • Reviewing and approving, at least annually, the Company's goals and objectives relevant to the compensation of the Company's Named Executive Officers, including the Chief Executive Officer; • Leading the performance evaluation and setting the compensation level of the Company's Chief Executive Officer and other executives based on the evaluation of their performance; • Reviewing and making recommendations to the Board relating to officer and senior management appointments; • Reviewing and making recommendations to the Board regarding the Company's annual incentive plan and equity plans; • Reviewing the recommendations of management with respect to new plans, plan amendments and plan terminations; • Reviewing the Company's Compensation Discussion and Analysis ("CD&A"), related disclosures that are required, by SEC rules, to be included in the Company's annual report and proxy statement and other disclosures that may be necessary or desirable; • Recommending whether the Company's CD&A should be included in the Company's annual report and proxy statement; • Providing the compensation committee report the SEC rules require to be included in the Company's annual report and proxy statement; • Assessing the independence of compensation consultants; • Overseeing the Company's management of risks that have been identified through the Company's enterprise risk management program, relating to the purpose, duties and responsibilities of the Management Development and Compensation Committee; • Reviewing and making recommendations as necessary to provide for orderly succession and transition in the senior management of the Company, including leadership training; • Receiving reports and reviewing the Company's human capital management systems and policies; • Making recommendations to help maintain equal employment opportunity, a diverse and inclusive workforce, adequate executive management and compensation, and orderly management succession; • Overseeing the Company's policies and strategies relating to talent development and human capital management, including diversity and inclusion; • Reviewing reports of plan officials and the Company's General Auditor and General Counsel as to the plan's compliance with ERISA; and • Reviewing the audited financial statements of the plans and reports of management and plan officials with respect to the administration and performance of the pension and other benefit funds. **Independence** The Board has affirmatively determined that each member of the Management Development and Compensation Committee meets the independence requirements of the New York Stock Exchange and the Company's Corporate Governance Guidelines. In addition, each of the members of the Compensation Committee is "independent," as defined in the New York Stock Exchange's listing standards under Rule 10C-1 of the Securities Exchange Act of 1934, and meets the "outside director" criteria of Section 162(m) of the Internal Revenue Code and the "Non-Employee" Director criteria of Rule 16b-3 under the Securities Exchange Act of 1934.

Safety, Environment, Operations and Sustainability Committee **Members** **Armando J. Olivera (Chair)** Ellen V. Futter Karol V. Mason John McAvoy (effective January 1, 2022) Dwight A. McBride William J. Mulrow **Independent Directors:** 4 **Meetings Held In 2021:** 4	**Role & Responsibilities** The primary responsibility of the Safety, Environment, Operations and Sustainability Committee is to oversee the Company's efforts relating to corporate responsibility and sustainability, which includes operating in a safe, environmentally sensitive and socially responsible manner, guarding the health and safety of Company employees and the public, supporting the development and success of Company employees, delivering value to customers and fostering growth to meet the expectations of investors. The Safety, Environment, Operations and Sustainability Committee's responsibilities also include: ▪ Reviewing significant issues identified by the Company relating to: (i) the Company's subsidiaries' environment, health and safety programs, (ii) the Company's subsidiaries' compliance with environment, health and safety laws and regulations, (iii) the Company's corporate environment, health and safety policies and procedures, and (iv) the Company's subsidiaries' operating systems; ▪ Providing advice and counsel to the Company's management on: (i) corporate environment, health and safety policies and matters, and (ii) other sustainability matters; ▪ Providing oversight to the Company's management on the design, operation, maintenance and performance of the Company's operating systems and reviewing significant issues identified by the Company relating to the reliable operation of the Company's operating systems; ▪ Reviewing significant developments and emerging issues and risks identified by the Company relating to the Company's sustainability priorities; ▪ Annually reviewing the Company's Annual Sustainability Report; ▪ Reviewing significant climate change and sustainability trends and issues that may affect the operations of the Company or its subsidiaries, and advising the Board regarding plans and programs with respect thereto, including reporting of these matters; and ▪ Overseeing the Company's management of risks that have been identified through the Company's enterprise risk management program, relating to the purpose, duties and responsibilities of the Safety, Environment, Operations and Sustainability Committee. **Independence** The Board has affirmatively determined that the following members of the Safety, Environment, Operations and Sustainability Committee meet the independence requirements of the New York Stock Exchange and the Company's Corporate Governance Guidelines: Armando J. Olivera, Karol V. Mason, Dwight A. McBride, and William J. Mulrow.

Selection of Director Candidates

The Corporate Governance and Nominating Committee reviews the skills and characteristics of Director candidates, including their independence, integrity, judgment, areas of business expertise, availability for service, and diversity (including, but not limited to, diversity of gender, race, ethnicity, nationality, and sexual orientation) and such other factors as it deems appropriate. The Company values diversity and respect within the Board, and affirms its policy of non-discrimination based on race, color, religion, creed, national origin, sex, age, marital status, sexual orientation, pregnancy, genetic information, gender identity, disability, citizenship, veteran status, or other legally protected characteristics. Director candidates are also evaluated in light of their service on other boards, as well as considerations relating to the size, structure, and needs of the Board.

The Corporate Governance and Nominating Committee has the authority under its charter to hire advisors to assist it in its decisions. The Corporate Governance and Nominating Committee identifies Director candidates through a variety of means, including: (i) professional search firms, (ii) recommendations from members of the Board, (iii) suggestions from senior management, and (iv) submissions by the Company's stockholders.

When using a professional search firm, the Corporate Governance and Nominating Committee directs the firm to include in each Director search qualified candidates who reflect diverse backgrounds, including, but not limited to, diversity of gender, race, ethnicity, nationality, and sexual orientation. The firm assists in developing criteria for potential Board members to complement the Board's existing strengths. Based on such criteria, the firm is directed to provide for review and consideration a diverse slate of candidates, including, but not limited to, diverse candidates with respect to gender, race, ethnicity, nationality, and sexual orientation. After consulting with the Corporate Governance and Nominating Committee, the firm further screens and interviews candidates as directed to determine their qualifications, interest and any potential conflicts of interest and provides its results to the Committee.

The Corporate Governance and Nominating Committee also considers candidates recommended by stockholders. There are no differences in the manner in which the Corporate Governance and Nominating Committee evaluates candidates recommended by stockholders versus those recommended through other means. The Corporate Governance and Nominating Committee makes an initial determination as to whether a particular candidate meets the Company's criteria for Board membership, and then further considers candidates that meet such criteria.

Stockholder recommendations for candidates, accompanied by biographical material for evaluation, may be sent to the Vice President and Corporate Secretary of the Company. Each recommendation should include information as to the qualifications of the candidate and should be accompanied by a written statement (presented to the Vice President and Corporate Secretary of the Company) from the suggested candidate to the effect that the candidate is willing to serve.

Compensation Consultant

Director Compensation Consultant

The Corporate Governance and Nominating Committee has retained Mercer, a wholly-owned subsidiary of Marsh & McLennan Companies, Inc., to periodically provide information, analyses, and objective advice regarding Director compensation. The Corporate Governance and Nominating Committee directs Mercer to: (i) assist it by providing competitive market information on the design of the Director compensation program; (ii) advise it on the design of the Director compensation program and also provide advice on the administration of the program; and (iii) brief it on Director compensation trends among the Company's compensation peer group and broader industry. Mercer last reviewed Director compensation in February 2022. The Board members, including the chief executive officer, consider the recommendations of the Corporate Governance and Nominating Committee. The decisions may reflect factors and considerations in addition to the information and advice provided by Mercer.

Executive Compensation Consultant

The Compensation Committee has the authority under its charter to engage the services of outside advisors, experts, and others to assist it. The Compensation Committee engages Mercer to provide information, analyses, and objective advice regarding our executive compensation program. The Compensation Committee directs Mercer to: (i) assist with the

development and assessment of the Company's compensation peer group for the purposes of providing competitive market information for the design of the executive compensation program; (ii) compare the Company's Chief Executive Officer's base salary, annual incentive, and long-term incentive compensation to that of the chief executive officers of the compensation peer group and broader industry; (iii) advise on the level of officers' base salaries, annual incentives, and long-term incentives; (iv) advise on the design of the Company's annual and long-term incentive plans and on the administration of the plans; (v) advise on executive compensation trends among the Company's compensation peer group and broader industry; and (vi) assist with the preparation of the Compensation Discussion and Analysis for this Proxy Statement.

Compensation Consultant Disclosure

Mercer's fees for executive and Director compensation consulting to the committees in 2021 were approximately $609,700.

The Compensation Committee considered the independence of Mercer under the rules of the SEC and the listing standards of the New York Stock Exchange. The Compensation Committee concluded that the services provided by the Marsh & McLennan affiliates (other than Mercer) did not raise any conflicts of interest and did not impair Mercer's ability to provide independent advice to the Compensation Committee concerning executive or Director compensation matters.

Compensation Consultant Interlocks and Insider Participation

Deirdre Stanley (Chair), John F. Killian, Dwight A. McBride, William J. Mulrow, Michael W. Ranger, and L. Frederick Sutherland were on the Company's Compensation Committee during 2021. The Company believes that there are no interlocks with the members of the Compensation Committee.

Communications with the Board of Directors

Interested parties may communicate directly with the members of the Company's Board of Directors, including the non-management Directors as a group, by writing to them, care of the Company's Vice President and Corporate Secretary, at the Company's principal executive office at 4 Irving Place, New York, New York 10003. The Vice President and Corporate Secretary will forward communications to the Director or the Directors indicated.

STOCKHOLDER ENGAGEMENT

Overview

Recognizing that regular communication with our stockholders enables the Company to better understand their viewpoints and to obtain feedback regarding issues that are of interest to them, the Company continued to engage in a mostly virtual format with stockholders due to COVID-19. The Company values stockholder input and is committed to taking such input into consideration in making executive compensation and governance decisions.

The chart below represents certain actions that the Company takes before, during and after the annual meeting.

1	2	3	4
Annual Meeting	**Post-Annual Meeting**	**Off-season Engagement and Evaluation of Best Practices**	**Engagement Prior to Annual Meeting**
• Stockholders may engage with Board members and senior management • Stockholders may ask questions and voice opinions about the Company, its practices, policies, and operations • Voting results for management and stockholder proposals are determined	• Review voting results in light of existing practices, as well as feedback received from stockholders during proxy engagement season and annual meeting • Review corporate governance trends, regulatory developments, and the Company's corporate governance documents, policies, and procedures • Determine topics for discussion during off-season stockholder engagement	• Engage with stockholders to better understand their viewpoints and inform Board and committee discussions • Explore corporate ESG best practices • Report results of stockholder engagement team activities to Corporate Governance and Nominating Committee and the Board • Evaluate and discuss potential changes to Company executive compensation and governance practices and disclosures	• Seek feedback on potential matters for stockholder consideration at the annual meeting • Discuss stockholder proposals with proponents, when appropriate • Publish annual report and proxy statement

Stockholder Engagement Highlights

During 2021, the Company held its second annual ESG webinar, participated in over 600 meetings, including investor conferences and virtual roadshows targeting the U.S., Europe, Canada, and Australia, engaging with a broad range of stockholders, including index funds, union and public pension funds, actively-managed funds, ESG-focused funds, and stockholder advisory firms.

During 2021, the Company engaged with stockholders holding in aggregate 36% of shares outstanding.

Key topics of shareholder engagement included Con Edison of New York's Climate Change Adaptation and Resiliency Plan, the Company's corporate strategy, the Company's pursuit of net-zero-carbon-emission goals, diversity, equity, and inclusion, disclosure practices (including ESG standardized reporting), corporate governance, political spending and lobbying practices, and operations and financial matters (including issues raised by COVID-19). In response to stockholder feedback received during 2021, the Company: (i) enhanced disclosures concerning political lobbying activities, resulting in an increase in the Company's CPA-Zicklin Index for Corporate Political Disclosure and Accountability score to 100 from 94.3; (ii) expanded the Company's diversity, equity, and inclusion reporting formats through disclosure of the Company's Federal Employee Report EEO-1 that provides further transparency on the composition of the Company's workforce; (iii) released the Company's updated Clean Energy Commitment; and (iv) further refined the disclosures in its proxy to, among other things, provide clearer and more accessible information on human capital management.

Members of Core Stockholder Engagement Team	Others Included in Stockholder Engagement Efforts
▪ Chief Financial Officer ▪ Treasurer ▪ Investor Relations	▪ Chief Executive Officer and subsidiary Presidents ▪ Other senior officers and business unit heads ▪ Corporate Secretary ▪ Environment, Health & Safety Executives ▪ Corporate Affairs Executives ▪ Strategic Planning Executives

Throughout the year, the Company communicates stockholder feedback to the Board and its committees and the Board considers this feedback in making its decisions.

DIRECTOR COMPENSATION

Overview

The Corporate Governance and Nominating Committee reviews Director compensation bi-annually. The Corporate Governance and Nominating Committee considers information, analyses, and objective advice regarding director compensation provided by Mercer. Director compensation is assessed relative to the Company's compensation peer group (the same group used to evaluate executive compensation), general industry trends, and the total cost of governance. The Board reviews the recommendations of the Corporate Governance and Nominating Committee when determining whether changes, if any, will be made.

No changes were made to Director compensation in 2021. In February 2022, at the request of the Corporate Governance and Nominating Committee, Mercer conducted an in-depth analysis of each element of compensation and the compensation program structure relative to the compensation peer group. Mercer's review found that the value of the annual equity award granted to non-employee Directors was below market median. Based on Mercer's findings, the Corporate Governance and Nominating Committee recommended, and the Board approved, an increase of $10,000 to the value of the annual equity award effective April 1, 2022.

Compensation for individual Directors approximates the median of compensation for Directors in similar positions at the compensation peer group.

Elements of Compensation

In 2021, non-employee Directors were eligible to receive the following:

	Amount ($)
Annual Retainer	115,000
Non-executive Chairman Retainer	160,000
Lead Director Retainer	35,000
Chair of Audit Committee Retainer	30,000
Member of Audit Committee Retainer (excluding the Audit Committee Chair)	15,000
Chair of Corporate Governance and Nominating Committee Retainer	15,000
Chair of Finance Committee Retainer	15,000
Chair of Management Development and Compensation Committee Retainer	20,000
Chair of the Safety, Environment, Operations and Sustainability Committee Retainer	15,000
Acting Committee Chair Fee (where the regular Chair is absent)	200
Annual Equity Award (Deferred Stock Units)[1]	150,000

Footnotes:

(1) Effective April 1, 2022, the value of the Annual Equity Award granted to non-employee Directors was increased from $150,000 to $160,000.

In 2021, the Company reimbursed non-employee Directors for reasonable expenses incurred in attending in-person Board and Committee meetings.

No person who served on both the Company Board and on the Board of its subsidiary, Con Edison of New York, and corresponding Committees, was paid additional compensation for concurrent service. Directors who are employees of the Company or its subsidiaries do not receive retainers or annual equity awards for their service on the Board.

Stock Ownership Guidelines

The Company has stock ownership guidelines for non-employee Directors which provide that, within five years of joining the Board, each Director should own, and continue to hold during his or her tenure on the Board, shares (including stock equivalents and restricted stock units) with a value (measured at the time the shares are acquired) equal to five times the annual retainer (not including committee and/or committee chair fees) paid to such Director during the previous fiscal year. As of December 31, 2021, all Directors have either exceeded their stock ownership guideline requirement or are in the five year grace period and making satisfactory progress towards meeting the requirement.

Long Term Incentive Plan

Non-employee Directors participate in the Company's long term incentive plan. Pursuant to the long term incentive plan, each non-employee Director then serving was allocated an annual equity award of $150,000 of deferred stock units on the first business day following the 2021 Annual Meeting. If a non-employee Director is first appointed to the Board after an annual meeting, his or her first annual equity award will be prorated.

Settlement of the 2021 annual equity awards of stock units was automatically deferred until the Director's termination of service from the Board of Directors. Each non-employee Director may elect to receive some or all of his or her 2021 annual equity awards of stock units on another date or to further defer any other prior annual equity award of stock units, including any related dividend equivalents earned on such prior annual equity awards of stock units.

Each non-employee Director may also elect to defer all or a portion of his or her 2021 retainer(s) into additional deferred stock units, which are deferred until the Director's termination of service.

Dividend equivalents are payable on 2021 deferred stock units in the amount and at the time that dividends are paid on Company Common Stock and are credited in the form of additional deferred stock units which are fully vested as of the date the dividends would have been paid to the Director or, at the Director's option, are paid in cash.

All payments on account of deferred stock units will be made in shares of Company Common Stock. The long term incentive plan provides that cash compensation deferred into stock units, annual equity awards, and dividend equivalents granted to non-employee Directors that are credited in the form of additional deferred stock units, are fully vested, and payable in a single one-time payment of whole shares (rounded to the nearest whole share) within 60 days following separation from Board service, unless the Director has elected to defer distribution to another date.

Stock Purchase Plan

Directors are eligible to participate in the stock purchase plan, which is described in Note O to the financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

Director Compensation Table

The following table sets forth the compensation for the members of the Company's Board of Directors for the fiscal year ended December 31, 2021.

Name	Fees Earned or Paid in Cash ($)	Stock Awards[1] ($)	All Other Compensation[2] ($)	Total ($)
Timothy P. Cawley[4]	—	—	—	—
George Campbell, Jr.[5]	50,810	—	5,000[3]	55,810
Ellen V. Futter	115,000	150,000	5,000	270,000
John F. Killian	145,000	150,000	—	295,000
Karol Mason	115,000	200,000	2,500	317,500
John McAvoy	275,000	150,000	—	425,000
Dwight A. McBride	115,000	200,000	5,000	320,000
William J. Mulrow	115,000	150,000	—	265,000
Armando J. Olivera	145,000	150,000	5,000	300,000
Michael W. Ranger	180,000	150,000	—	330,000
Linda S. Sanford	130,000	150,000	—	280,000
Deirdre Stanley	127,473	150,000	3,569[3]	281,042
L. Frederick Sutherland	145,000	150,000	—	295,000

Footnotes:

(1) Upon their appointment as non-employee Directors on January 1, 2021, Ms. Mason and Dr. McBride each received a pro-rata grant of 692 stock units valued at $72.27 per share, the equivalent of $50,000. On May 18, 2021, each of the non-employee Directors who was elected at the 2020 Annual Meeting received a grant of 1,905 stock units valued at $78.73 per share, the equivalent of $150,000. The stock units were fully vested at the time of grant. The stock units are valued in accordance with FASB ASC Topic 718. The aggregate number of stock units outstanding for each non-employee Director as of December 31, 2021 is as follows: Ms. Futter—38,538; Mr. Killian—33,739; Ms. Mason— 2,683; Mr. McAvoy—2,876; Dr. McBride —2,597; Mr. Mulrow—10,085; Mr. Olivera—18,817; Mr. Ranger—72,632; Ms. Sanford—15,975; Ms. Stanley—15,946, and Mr. Sutherland—70,347.

(2) The "*All Other Compensation*" column includes matching contributions made by the Company to qualified institutions under its matching gift program. All Directors and employees are eligible to participate in this program. Under the Company's matching gift program, the Company matches up to a total of $5,000 per eligible participant on a one-for-one basis to qualified institutions per calendar year.

(3) The amounts reported in the "*All Other Compensation*" column include amounts matched by the Company at the end of 2020 and paid in 2021 under the Company's matching gift program.

(4) Mr. Cawley did not receive any Director compensation because he is an employee of the Company.

(5) Dr. Campbell, Jr. retired from the Board in 2021 because he passed his 75th birthday and, as a result, was not eligible for an annual equity award.

STOCK OWNERSHIP

Stock Ownership of Directors and Executive Officers

The following table provides, as of February 28, 2022, the amount of shares of Company Common Stock beneficially owned by each Director, each Named Executive Officer, and by all Directors and executive officers of the Company as a group, and information about the amount of their other Company equity-based holdings.

Name	Shares Beneficially Owned[1] (#)	Other Equity-Based Holdings[2] (#)	Total[3] (#)
George Campbell, Jr.[4]	2,653	9,102	11,755
Ellen V. Futter	34,884	6,000	40,484
John F. Killian	18,230	13,599	31,829
Karol V. Mason	—	2,683	2,683
John McAvoy[5]	8,322	—	8,322
Dwight A. McBride	2,597	—	2,597
William J. Mulrow	769	9,316	10,085
Armando J. Olivera	19,317	—	19,317
Michael W. Ranger	72,632	—	72,632
Linda S. Sanford	18,375	—	18,375
Deirdre Stanley	12,711	3,235	15,946
L. Frederick Sutherland	66,436	7,911	74,347
Timothy P. Cawley	4,375	13,015	17,390
Robert Hoglund	13,301	30,000	43,301
Matthew Ketschke	620	941	1,561
Deneen L. Donnley	1,062	—	1,062
Robert Sanchez	4,291	5,086	9,377
Directors and Executive Officers as a group, including the above-named persons (25 persons)	295,133	174,017	469,150

Footnotes:

(1) The number of shares shown includes shares of Company Common Stock that are individually or jointly owned, as well as shares over which the individual has sole or shared investment or sole or shared voting power. The number of shares shown also includes vested stock units, as to which the individual may obtain investment or voting power within 60 days following separation from service: Dr. Campbell, Jr.—2,653; Ms. Futter—32,538; Mr. Killian—18,230; Ms. Mason—0; Mr. McAvoy—2,876; Dr. McBride—2,597; Mr. Mulrow—0; Mr. Olivera—18,817; Mr. Ranger—72,632; Ms. Sanford—15,975; Ms. Stanley—12,711; Mr. Sutherland—62,436; Mr. Cawley—0; Mr. Hoglund—2,000; Mr. Ketschke—0; Ms. Donnley—0; Mr. Sanchez—0; and directors and executive officers as a group—242,509.

(2) Represents vested stock units, as to which the individual may not, within 60 days after February 28, 2022, obtain investment or voting power.

(3) As of February 28, 2022, ownership was, in each case, less than 1% of the outstanding 354,154,849 shares.

(4) Information provided for Dr. Campbell, Jr., who retired from the Board effective May 17, 2021, is as of the date of retirement.

(5) Mr. McAvoy served as Non-executive Chairman of the Board of the Company and Con Edison of New York from January 2021 until December 2021.

Stock Ownership of Certain Beneficial Owners

The following table provides information, as of December 31, 2021, with respect to persons who are known to the Company to beneficially own more than 5% of Company Common Stock.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned (#)	Percent of Class (%)
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	45,413,132[1]	12.8
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	41,301,294[2]	11.68
State Street Corporation State Street Financial Center One Lincoln Street Boston, MA 02111	27,514,717[3]	7.78

Footnotes:

(1) BlackRock, Inc. stated in its Schedule 13G/A, filed on January 27, 2022 with the SEC, that it has sole voting power for 39,673,625 of these shares, shared voting power for 0 of these shares, sole dispositive power for 45,413,132 of these shares, and shared dispositive power for 0 of these shares.

(2) The Vanguard Group stated in its Schedule 13G/A, filed on February 10, 2022 with the SEC, that it has sole voting power for 0 of these shares, shared voting power for 715,478 of these shares, sole dispositive power for 39,672,424 of these shares, and shared dispositive power for 1,628,870 of these shares.

(3) State Street Corporation stated in its Schedule 13G/A, filed on February 10, 2022 with the SEC, that it has sole voting power for 0 of these shares, shared voting power for 23,856,884 of these shares, sole dispositive power for 0 of these shares, and shared dispositive power for 27,364,618 of these shares.

INDEPENDENT ACCOUNTANTS RATIFICATION

Proposal No. 2   Ratification of the Appointment of Independent Accountants

At the Annual Meeting, as a matter of sound corporate governance, stockholders will be asked to ratify the Audit Committee's appointment of PricewaterhouseCoopers LLP ("PwC") as independent accountants for the Company for 2022. If the appointment of PwC is not ratified, the Audit Committee will take this into consideration in the future appointment of independent accountants.

PwC has acted as independent accountants for the Company for many years. The Audit Committee considered PwC's qualifications in determining whether to appoint PwC as independent accountants for 2022. The Audit Committee reviewed PwC's performance, as well as PwC's reputation for integrity and for competence in the fields of accounting and auditing. The Audit Committee also reviewed a report provided by PwC regarding its quality controls, inquiries or investigations by governmental or professional authorities and independence. (See "*Audit Committee Matters*" on page 38.) Based on this review, the Audit Committee believes that the appointment of PwC as independent accountants for the Company for 2022 is in the best interests of the Company and its stockholders. Representatives of PwC will be present at the Annual Meeting and will be afforded the opportunity to make a statement if they desire to do so and to respond to appropriate questions.

The Board recommends FOR Proposal No. 2



Ratification of Proposal No. 2 requires the affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting or by proxy. Abstentions are voted neither "for" nor "against," and have no effect on the vote.

AUDIT COMMITTEE MATTERS

Audit Committee Report

The Company's Audit Committee is composed of five directors, all of whom meet the qualifications required by the New York Stock Exchange and Securities and Exchange Commission, and the Company's Corporate Governance Guidelines. The Audit Committee operates under a written charter adopted by the Board of Directors that is available on the Company's website.

The Audit Committee has reviewed and discussed with management the audited financial statements of the Company for the year ended December 31, 2021. The Audit Committee has also discussed with PricewaterhouseCoopers LLP ("PwC"), the Company's independent registered public accountants, the matters required to be discussed under the rules adopted by the Public Company Accounting Oversight Board ("PCAOB").

The Audit Committee has received the written disclosures and the letter from PwC required by applicable requirements of the PCAOB regarding PwC's communications with the Audit Committee concerning independence. The Audit Committee has discussed with PwC its independence and qualifications. The Audit Committee also considered whether PwC's provision of limited tax and non-audit services to the Company is compatible with PwC's independence and concluded that it was.

Based on the Audit Committee's review and discussions, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2021 for filing with the Securities and Exchange Commission.

Audit Committee:

John F. Killian (Chair)
Armando J. Olivera
Michael W. Ranger
Linda S. Sanford
L. Frederick Sutherland

Fees Paid to PricewaterhouseCoopers LLP

Fees paid or payable to PwC for services related to 2021 and 2020 are as follows:

	2021	2020
	($)	($)
Audit Fees	5,612,417	5,120,760
Audit-Related Fees[a]	2,071,083	2,863,950
Tax Fees	175,500	141,000
TOTAL	**7,859,000**	**8,125,710**

Footnote:

(a) Relates to assurance and related service fees that are reasonably related to the performance of the annual audit or quarterly reviews of the Company's financial statements that are not specifically deemed "Audit Services." The major items included in Audit-Related Fees in 2021 and 2020 are fees for reviews of system implementations and internal controls of the regulated entities, and audits of various solar projects of the Clean Energy Businesses.

The Audit Committee or, as delegated by the Audit Committee, the Chair of the Committee, approves in advance each auditing service and non-audit service permitted by applicable laws and regulations, including tax services, to be provided to the Company and its subsidiaries by its independent accountants.

ADVISORY VOTE

Proposal No. 3   Advisory Vote to Approve Named Executive Officer Compensation

The Company values the opinions of its stockholders, and in accordance with Section 14A of the Securities Exchange Act of 1934, the stockholders have the opportunity to approve, on an advisory basis, the compensation of the Named Executive Officers (commonly referred to as a "say-on-pay" vote) as disclosed in the Compensation Discussion and Analysis ("CD&A") section of this Proxy Statement, the related compensation disclosure tables, and the narrative discussion that accompanies the compensation disclosure tables on pages 40 through 81, Appendix A and Appendix B. The Company currently conducts such votes annually. The Board recommends that the stockholders vote to approve, on an advisory basis, the compensation of the Named Executive Officers. In 2021, the Company held a say-on-pay vote and 92.23% of the shares voted were voted "for" the proposal. Following this year's say-on-pay vote, the next such vote will be at the Company's 2023 annual meeting of stockholders.

As discussed in the CD&A, the Company's executive compensation program is designed to assist in attracting and retaining key executives critical to its long-term success, to motivate these executives to create value for its stockholders, and to provide safe, reliable, and efficient service for its customers. The Management Development and Compensation Committee (the "Compensation Committee"), with the assistance of its independent compensation consultant, seeks to provide base salary and performance-based compensation, including target annual cash incentive compensation and target long-term equity-based incentive compensation, that are competitive with the median level of compensation provided by the Company's compensation peer group to effectively link pay with performance.

The Compensation Committee believes that performance-based compensation should represent the most significant portion of each Named Executive Officer's target total direct compensation and that most of the performance-based compensation should be in the form of long-term, rather than annual, incentives to emphasize the importance of sustained Company performance. Each year, the Compensation Committee evaluates the level of compensation, the mix of base salary, performance-based compensation and retirement, and welfare benefits provided to each Named Executive Officer.

The Compensation Committee chooses performance goals under the annual incentive plan and the long term incentive plan to support the Company's short- and long-term business plans and strategies. In setting targets for the short- and long-term performance goals, the Compensation Committee considers the Company's annual and long-term business plans and certain other factors, including pay-for-performance alignment, economic and industry conditions, and the practices of the compensation peer group. The Compensation Committee sets challenging, but achievable, goals for the Company and its executives to drive the achievement of short- and long-term objectives.

For the reasons indicated and more fully discussed in the CD&A, the Board recommends that the stockholders vote in favor of the following advisory resolution:

> "RESOLVED, That the compensation paid to the Company's Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and narrative discussion that accompany the compensation disclosure tables is hereby approved."

The Board recommends FOR Proposal No. 3



Approval of Proposal No. 3 requires the affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting or by proxy. Abstentions and broker non-votes are voted neither "for" nor "against," and have no effect on the vote.

As an advisory vote, Proposal No. 3 is not binding on the Company, the Board, or the Compensation Committee. However, the Company, the Board, and the Compensation Committee will consider the voting results when making future compensation decisions for the Named Executive Officers.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This section of the Proxy Statement provides an overview of the Company's 2021 executive compensation program (the "executive compensation program") and an analysis of the decisions made with respect to the compensation of the Company's Chief Executive Officer and Chief Financial Officer, as well as three other most highly compensated executive officers serving at the end of the year (collectively, these officers are referred to as Named Executive Officers. The executive compensation program covers the Company's Named Executive Officers. As of December 31, 2021, the Company's Named Executive Officers were:

- Timothy P. Cawley, President and Chief Executive Officer of the Company and Chief Executive Officer of Con Edison of New York
- Robert Hoglund, Senior Vice President and Chief Financial Officer of the Company and Con Edison of New York
- Matthew Ketschke, President, Con Edison of New York
- Deneen L. Donnley, Senior Vice President and General Counsel of the Company and Con Edison of New York
- Robert Sanchez, President and Chief Executive Officer, Orange & Rockland

Executive Summary

The Company's executive compensation program is designed to attract and retain key executives critical to the Company's long-term success, to motivate these executives to create value for its stockholders, and to promote safe, reliable, and efficient service for its customers. Each year, the Management Development and Compensation Committee (the "Compensation Committee") evaluates the level of compensation, the mix of base salary, performance-based compensation, and retirement and welfare benefits provided to each Named Executive Officer. The Compensation Committee, with the assistance of its independent compensation consultant, seeks to align pay to performance and provide base salary and performance-based compensation that is competitive with the median level of compensation provided by the Company's compensation peer group companies. (See "*Compensation Discussion and Analysis—Executive Compensation Philosophy and Objectives—Competitive Positioning—Attraction and Retention*" on page 44 and "*Compensation Discussion and Analysis—Executive Compensation Philosophy and Objectives—Competitive Positioning—Attraction and Retention—Compensation Peer Group*" on page 44.) The Compensation Committee believes that performance-based compensation should represent the most significant portion of each Named Executive Officer's target total direct compensation (which includes base salary, and target annual incentive and long-term incentive compensation) to motivate strong annual and multi-year Company performance.

Features of the Executive Compensation Program

Type	Component	Objective
Performance-Based Compensation[1]	*Annual Incentive Compensation*	Achievement of financial and operating objectives for which the Named Executive Officers have individual and collective responsibility.
	Long-Term Incentive Compensation	Achievement, over a three-year period, of financial and operating objectives critical to the performance of the Company's business plans and strategies. Achievement, over a three-year period, of the Company's cumulative total shareholder return relative to the Company's compensation peer group companies.
Fixed & Other Compensation	*Base Salary, Retirement Programs, Benefits and Perquisites*	Differentiate salaries based on individual responsibility and performance. Provide retirement and other benefits that reflect the competitive practices of the industry and provide limited perquisites.

Footnotes:

(1) For the performance period beginning January 1, 2022, long-term incentive compensation for each Named Executive Officer will include a time-based, restricted stock unit component within the existing structure that will vest over a three-year period.

Compensation Governance Practices

The Company is committed to maintaining strong compensation governance practices to support the pay-for-performance philosophy of the executive compensation program and align the executive compensation program with the long-term interests of the Company's stockholders:

- *Pay Practices.* The Company has (i) no employment agreements, (ii) no golden parachute excise tax gross-ups, and (iii) no individually negotiated equity awards with special treatment upon a change of control.

- *Long-Term Incentive Compensation.* The long term incentive plan: (i) prohibits the repricing of stock options or the buyout of underwater options without stockholder approval; (ii) prohibits recycling of shares for future awards except under limited circumstances; (iii) prohibits accelerated vesting of outstanding equity awards, unless both a change in control occurs and a participant's employment is terminated under certain circumstances; and (iv) caps the maximum number of shares that may be awarded to a director, officer, or eligible employee in a calendar year. While stock options may be granted under the Company's long term incentive plan, the Company has no outstanding stock options.

- *Long-Term Incentive Mix.* For 2021, all Named Executive Officer long-term incentive compensation was performance-based. Based on proxy statements filed in 2021, over 80% of the Company's compensation peer group companies granted some form of non-performance-based long-term incentive compensation (such as time-based restricted stock) to their named executive officers. Beginning in 2022, a time-based, restricted stock unit component will be added within the existing structure. (See "*Compensation Discussion and Analysis—Executive Compensation Philosophy and Objectives—Pay-for-Performance Alignment and Pay Mix*" on pages 46 through 47.)

- *Risk Management.* The relevant features of the Company's compensation programs that mitigate risk are:
  - annual and long-term incentives under the Company's compensation programs appropriately balanced between annual and long-term financial performance goals that are expected to enhance stockholder value;
  - annual and long-term incentives tied to multiple performance goals to reduce undue weight on any one goal;
  - non-financial performance factors used in determining the actual payout of annual incentive compensation as a counterbalance to financial performance goals;
  - compensation programs designed to deliver a significant portion of compensation in the form of long-term incentives, discouraging excessive focus on annual results;
  - performance-based equity awards based on performance over a three-year period, focusing on sustainable performance over a three-year cycle rather than any one year; and
  - annual and long-term incentive plans that are subject to payment caps and Compensation Committee discretion to reduce payouts.

- *Stock Ownership Guidelines.* Stock ownership guidelines for the Company's directors and senior officers, including the Named Executive Officers, encourage a long-term commitment to the Company's sustained performance through stock ownership. (See "*Director Compensation—Stock Ownership Guidelines*" on page 33 and "*Compensation Discussion and Analysis—Risk Mitigation—Stock Ownership Guidelines*" on page 66.)

- *No Hedging and No Pledging.* To encourage a long-term commitment to the Company's sustained performance, the Company's Hedging and Pledging Policy and Insider Trading Policy prohibit all directors and the Named Executive Officers, respectively, from shorting, hedging, and pledging Company securities or holding Company securities in a margin account as collateral for a loan. All officers, finance department employees, employees who receive or review drafts of the Company's financial statements, employees who work in the Corporate Secretary's office, and any other employee specifically designated by the General Counsel are also covered by the Insider Trading Policy's prohibition on hedging and pledging. (See "*Compensation Discussion and Analysis—Risk Mitigation—No Hedging and No Pledging*" on page 66.)

- *Recoupment (Clawback) Policy.* The Company's compensation recoupment policy allows the Company to recoup excess incentive-based compensation and applies to all officers of the Company and its subsidiaries and is intended to reduce potential risks associated with its executive compensation program and align the long-term interests of officers and stockholders. (See "*Compensation Discussion and Analysis—Risk Mitigation—Recoupment (Clawback) Policy*" on page 67.)

Say-on-Pay

In 2021, the Company held its annual vote to approve named executive officer compensation (commonly referred to as a "say-on-pay" vote) and 92.23% of the shares voted were voted "for" the proposal. The 2021 say-on-pay voting result was consistent with the results of the prior three years where 93.40% (in 2020), 92.83% (in 2019), and 93.95% (in 2018) of the shares voted were voted "for" the proposal. Though our say-on-pay results continue to be very strong, the Company continued its year-round stockholder engagement efforts through 2021 and early 2022. An overview of what the Company heard from stockholders during its engagement efforts and how it responded with respect to executive compensation matters is described in "Year-Round, Stockholder Engagement" below.

In 2017, the Company held a stockholder vote on the frequency of future say-on-pay votes. The Board recommended holding an annual say-on-pay vote and 85% of shares voted were voted in favor of holding such a vote. The Company intends to hold an annual say-on-pay vote unless stockholders advise the Company to change the frequency of the vote at the Company's 2023 annual meeting of stockholders.

Year-Round, Stockholder Engagement

Stockholder engagement is a key priority of the Company and the Board. The Company engages with its investors to gain valuable insight into current and emerging issues that are of interest to them, including financial and operating performance, COVID-19 impacts, regulatory and political matters, ESG reporting, corporate governance, political lobbying, Con Edison of New York's Climate Change Adaptation and Resiliency Plan, the Company's pursuit of net-zero-carbon-emission goals through the Company's updated Clean Energy Commitment, and clean energy opportunities. A complete discussion of the Company's stockholder engagement process and efforts is set forth in the section titled "*Stockholder Engagement*" on pages 30 through 31. During 2021, the Company engaged in a mostly virtual format due to COVID-19 with stockholders holding in aggregate 36% of shares outstanding. Feedback from these discussions is a key element in the development of the Company's governance, sustainability, and executive compensation policies, as well as the ongoing evaluation of the Company's business strategy and performance. For example, as a result of feedback received from stockholders, the Company: (i) enhanced disclosures concerning political lobbying activities, resulting in an increase in the Company's CPA-Zicklin Index for Corporate Political Disclosure and Accountability score to 100 from 94.3; (ii) expanded diversity, equity and inclusion reporting formats through disclosure of the Company's Federal Employee Report EEO-1 that provides further transparency on the composition of the Company's workforce; (iii) released an updated Clean Energy Commitment; and (iv) further refined disclosures in its proxy to, among other things, provide clearer and more accessible information on human capital management. The Company will continue to seek investor input in furtherance of its commitment to enhancing its executive compensation and disclosure practices and building long-term stockholder value.

Executive Compensation Philosophy and Objectives

The Compensation Committee's philosophy and objectives governing the development and implementation of the executive compensation program are set forth in the table below. There are no material differences in the Company's compensation policies for each Named Executive Officer.

Our executive compensation philosophy is to provide competitive, performance-based pay	
Motivate executives to create sustainable stockholder value and promote safe, reliable, and efficient service for customers	Performance-based compensation represents the most significant portion of each Named Executive Officer's total direct compensation
Support the Company's short- and long-term business plans and strategies	Annual and long-term incentive plan awards are based on achieving financial and operating objectives critical to the Company's business plans and strategies
Reward increased shareholder value	The largest portion of executive pay is delivered in long-term incentives based in part on the Company's cumulative total shareholder return relative to the total shareholder return of the Company's compensation peers For 2021, long-term incentives were 100% performance-based[1]

Footnotes:

(1) For the performance period beginning January 1, 2022, long-term incentive compensation for each Named Executive Officer will include a time-based, restricted stock unit component within the existing structure that will vest over a three-year period.

Competitive Positioning—Attraction and Retention

The executive compensation program is designed to attract and retain key executives critical to the Company's long-term success. The Compensation Committee seeks to align pay to performance and provide "target total direct compensation" (base salary, target annual cash incentives, and target long-term equity-based incentives) that is competitive with the median level of compensation provided by the Company's compensation peer group companies. The Company also seeks to provide retirement and other benefits that are competitive with those provided by the Company's compensation peer group companies and to provide limited perquisites.

Compensation Peer Group

The Compensation Committee used a compensation peer group of publicly-traded utility companies of comparable size and scope to that of the Company. The purpose of the compensation peer group is to provide benchmark information on compensation levels provided to the Company's officers and to measure relative total shareholder returns for the vesting of performance-based equity awards. The Compensation Committee annually reviews the composition of the compensation peer group companies and the impact of acquisitions. The Compensation Committee made no changes to the compensation peer group from the one used to set 2020 compensation. The Company's 2020 revenues approximated the 58th percentile of the compensation peer group.

The Company's compensation peer group consisted of the following companies:

Company Name	2020 Revenue[1] ($ in millions)
Duke Energy Corporation	23,453
The Southern Company	20,375
PG&E Corporation	18,469
NextEra Energy, Inc.	17,997
American Electric Power Company, Inc.	14,919
Dominion Energy, Inc.	14,172
Edison International	13,578
DTE Energy Company	12,177
Xcel Energy Inc.	11,526
Sempra Energy	11,370
FirstEnergy Corp.	10,607
Entergy Corporation	10,114
Eversource Energy	8,904
PPL Corporation	7,607
CenterPoint Energy, Inc.	7,418
WEC Energy Group, Inc.	7,242
Ameren Corporation	5,540
NiSource Inc.	4,682
Median	**11,448**
Consolidated Edison, Inc.	**12,246**
Percentile Rank	**58%**

Footnote:

(1) Source: Capital IQ (represents net revenues, restated if applicable).

For 2022, the Compensation Committee made no change to the compensation peer group.

Median Level Compensation

In 2021, the target total direct compensation awarded to the Named Executive Officers was competitive with the median for functionally comparable positions at the Company's compensation peer group (as disclosed in proxy statements filed in 2021).

	Base Salary as of 12/31/2021		Target Total Cash Compensation (Base Salary + Target Annual Incentive)		Target Long-Term Incentive Compensation		Target Total Direct Compensation	
	Company	Peer Group Median	Company	Peer Group Median	Company	Peer Group Median	Company	Peer Group Median
	($)	(%)	($)	(%)	($)	(%)	($)	(%)
Timothy P. Cawley	1,250,000	93	2,812,500	90	5,625,000	78	8,437,500	81
Robert Hoglund	838,400	118	1,467,200	116	1,676,800	98	3,144,000	105
Matthew Ketschke	646,000	83	1,163,600	78	1,615,000	73	2,778,600	76
Deneen L. Donnley	630,400	98	1,071,700	95	945,600	71	2,017,300	83
Robert Sanchez	530,500	90	954,900	90	1,061,000	106	2,015,900	99

Pay-for-Performance Alignment and Pay Mix

The Compensation Committee provides target total direct compensation to each Named Executive Officer through a combination of base salary (fixed compensation) and annual cash incentive compensation and long-term equity-based incentive compensation.

The Compensation Committee believes that fixed compensation should recognize each Named Executive Officer's individual responsibility and performance. The Compensation Committee believes that performance-based compensation should represent the most significant portion of each Named Executive Officer's target total direct compensation and that most of the performance-based compensation should be in the form of long-term, rather than annual, incentives to emphasize the importance of sustained Company performance. For 2021, 100% of each Named Executive Officer's long-term incentive compensation was performance-based. Beginning in 2022, a time-based, restricted stock unit component will be added within the existing structure.

Target annual cash incentive and target long-term equity-based incentive awards reflect the Compensation Committee's desired balance between these elements, relative to the base salary paid to each Named Executive Officer. For 2021, awards under the Company's annual incentive plan were based on the achievement of financial and operating objectives for which the Named Executive Officers have individual and collective responsibility. For 2021, awards under the Company's long term incentive plan were based on the achievement of financial and operating objectives critical to the Company's business plans and strategies and the achievement, over a three-year period, of the Company's cumulative total shareholder return relative to the total shareholder return for the Company's compensation peer group companies.

The mix of target total direct compensation for the Named Executive Officers meets the Compensation Committee's objectives by being weighted heavily toward performance-based compensation, with the largest portion delivered in long-term equity-based incentives. For 2021, the target total direct compensation mix of the Named Executive Officers was in line with that of the Company's compensation peer group companies (except that the Company did not provide non-performance-based long-term incentive compensation, such as time-based restricted stock). (See "*Compensation Discussion and Analysis—Executive Compensation Philosophy and Objectives—Competitive Positioning—Attraction and Retention—Median Level Compensation*" above.)

The following charts illustrate the average mix of target total direct compensation for the Company's Chief Executive Officer, Mr. Cawley, and for chief executive officers in the Company's compensation peer group companies for 2021:



Company CEO Target Total Compensation Mix

- Base Salary (15%)
- Target STI (18%)
- Performance Awards (67%)
- Pay at risk (85%)

Average Peer CEO Target Total Compensation Mix

- Stock Options (6%)
- Restricted Stock (14%)
- Base Salary (13%)
- Target STI (17%)
- Performance Awards (50%)
- Pay at risk (73%)

The following charts illustrate the average mix of target total direct compensation for the Company's other Named Executive Officers and other named executive officers in the Company's compensation peer group companies for 2021 (see table in "*Compensation Discussion and Analysis—Executive Compensation Philosophy and Objectives—Competitive Positioning—Attraction and Retention—Median Level Compensation*" on page 45):

Company Average All Other NEOs (excl. Mr. Cawley) Target Total Compensation Mix


Base Salary (27%)
Target STI (20%)
Performance Awards (53%)
Pay at risk (73%)

Average Peer All Other NEOs Target Total Compensation Mix


Stock Options (4%)
Restricted Stock (13%)
Base Salary (25%)
Performance Awards (39%)
Target STI (19%)
Pay at risk (62%)

The following charts illustrate that all Named Executive Officer long-term incentive compensation was 100% performance-based for 2021 and that, based on proxy statements filed in 2021, over 80% of the Company's compensation peer group companies granted some form of non-performance-based long-term incentive compensation (such as time-based restricted stock) to their named executive officers:

Company Long-Term Incentive Mix


100%
Performance Awards

Peer Long-Term Incentive Mix (% of Peers using each Long-Term Incentive Mix)


Performance Awards & Options
6%
100% Performance Awards
11%
Performance Awards & Restricted Stock
61%
Performance Awards, Options & Restricted Stock
22%
83% use some Restricted Stock

Determining Performance Goals

The Compensation Committee chooses performance goals under the annual and long-term incentive plans to support the Company's short- and long-term business plans and strategies. In setting performance goals, the Compensation Committee considers the Company's annual and long-term business plans and certain other factors, including pay-for-performance alignment, economic and industry conditions, and the pay practices of the compensation peer group companies. The Compensation Committee incents performance by setting challenging, but achievable, goals for the Company and its key executives.

Role of Compensation Committee and Others in Determining Executive Compensation

Compensation Committee's Role

The role of the Compensation Committee is to establish and oversee the Company's executive compensation and retirement and welfare benefit plans and policies, administer its equity plans and annual incentive plan, and review and approve annually all compensation relating to the Named Executive Officers. The Compensation Committee determines the amount and form of compensation for each of the Named Executive Officers.

Management's Role

The Chief Executive Officer considers the following factors in making his compensation recommendations for each of the other Named Executive Officers:

▪ individual performance;

▪ contributions toward the Company's long-term performance;

▪ the scope of each individual's responsibilities; and

▪ compensation peer group company proxy statement data provided by the Compensation Committee's independent compensation consultant.

The Company's Human Resources department supports the Compensation Committee in its work.

Compensation Consultant's Role

The Compensation Committee has authority under its charter to hire advisors to assist it in its compensation decisions. It has retained Mercer as its independent compensation consultant to provide information, analyses, and objective advice regarding executive compensation. The Compensation Committee periodically meets with Mercer in executive session to discuss compensation matters. The Compensation Committee's decisions reflect factors and considerations in addition to the information and advice provided by Mercer. A discussion of Mercer's role as the Compensation Committee's independent compensation consultant is set forth in the section titled "*The Board of Directors—Compensation Consultant—Executive Compensation Consultant*" on pages 28 through 29.

Compensation Elements

Base Salary

A portion of each Named Executive Officer's annual cash compensation is paid in the form of base salary. Base salary is reviewed annually to recognize individual performance and at the time of a promotion or other change in responsibilities.

In setting base salary for the Named Executive Officers, including the Chief Executive Officer, the Compensation Committee considers various factors, including:

▪ recommendations from the Chief Executive Officer for each of the other Named Executive Officers;

▪ a general assessment of each Named Executive Officer's performance of his or her responsibilities; and

▪ the level of base salary compared to key executives holding equivalent positions in the Company's compensation peer group companies. (See table in "*Compensation Discussion and Analysis—Executive Compensation Philosophy and Objectives—Competitive Positioning—Attraction and Retention—Median Level Compensation*" on page 45.)

The base salary of each Named Executive Officer as of December 31, 2020 and 2021, including their individual percentage increase, is set forth in the table below.

	Base Salary as of 12/31/2020	Base Salary as of 12/31/2021	Percentage Increase
	($)	($)	(%)
Timothy P. Cawley	1,250,000	1,250,000	0
Robert Hoglund	814,000	838,400	3.0
Matthew Ketschke	356,800[1]	646,000	81.1
Deneen L. Donnley	612,000	630,400	3.0
Robert Sanchez	515,000	530,500	3.0

Footnotes:

(1) Reflecting the base salary that was in effect for Mr. Ketschke as Senior Vice President, Customer Energy Solutions of Con Edison of New York. Mr. Ketschke was promoted to President of Con Edison of New York effective January 1, 2021.

Effective February 1, 2022, base salary merit increases for the Named Executive Officers as a group averaged 3.4%.

Annual Incentive Compensation

Awards

A significant portion of the annual cash incentive compensation paid to the Named Executive Officers directly relates to the Company's financial and operating performance, factors that the Compensation Committee believes influence stockholder value.

Individual performance is considered in setting annual cash incentive compensation through the establishment by the Compensation Committee of financial and operating objectives for which the Named Executive Officers have individual and collective responsibility.

Award Opportunity

The Compensation Committee set the range of the award that each Named Executive Officer was eligible to receive under the annual incentive plan after considering various factors, including:

- recommendations from the Chief Executive Officer for each of the other Named Executive Officers;

- a general assessment of each Named Executive Officer's performance of his or her responsibilities; and

- the level of annual incentive compensation compared to key executives in the Company's compensation peer group companies. (See table in "*Compensation Discussion and Analysis—Executive Compensation Philosophy and Objectives—Competitive Positioning—Attraction and Retention—Median Level Compensation*" on page 45.)

The range of awards included minimum, target, and maximum levels reflecting differing levels of achievement of the various financial and operating objectives. Awards are scaled to reflect relative levels of achievement of the objectives between the minimum, target, and maximum levels. The range of each Named Executive Officer's potential award is set forth in the "*Grants of Plan-Based Awards Table*" on page 70. Awards under the annual incentive plan are designed to provide a competitive level of compensation if the Named Executive Officers achieve the target financial and operating objectives. The Compensation Committee has discretion but did not exercise it in 2021 to adjust (upward or downward) the annual incentive award to be paid to each Named Executive Officer. Named Executive Officers may elect to defer the receipt of the cash value of the award into the Company's deferred income plan.

Awards under the annual incentive plan are calculated as follows:

| BASE SALARY | ✕ | TARGET PERCENTAGE | ✕ | WEIGHTING EARNED | = | AWARD |

"*Base Salary*" is a Named Executive Officer's annual rate of base salary as of December 31, 2021.

"*Target Percentage*" is a percentage of Base Salary that varies based on the Named Executive Officer's position as follows:

	Target Percentage (%)
Timothy P. Cawley	125
Robert Hoglund	75
Matthew Ketschke	80
Deneen L. Donnley	70
Robert Sanchez	80

"*Weighting Earned*" is the sum of the target weightings for adjusted net income, other financial performance, and operating objectives, including any adjustments (upward or downward) as a result of performance relative to target. Target weightings for each Named Executive Officer total 100% and are comprised of the following three components:

Operating Objectives 25%
Adjusted Net Income 50%
Other Financial Performance 25%

Subject to actual performance relative to target, the weighting earned can vary as indicated below

- adjusted net income
- operating objectives
- other financial performance
  - ➤ operating budget component for Con Edison of New York, Orange & Rockland, and Con Edison Transmission
  - ➤ Adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization ("Adjusted EBITDA") for the Clean Energy Businesses

0 to 200%

  - ➤ capital budget component of other financial performance (excluding the impact of modifiers)

0 to 120%

Financial Objectives

The financial objectives under the annual incentive plan are key performance measures that support the Company's short- and long-term business plans and strategies and create value for the Company's stockholders. The financial objectives consisted of "adjusted net income" and "other financial performance" components.

The "*adjusted net income*" component, reflecting the financial results of the Company's business for which its Named Executive Officers are responsible and accounting for 50% of each Named Executive Officer's potential annual incentive

award. Performance relative to this component is shown on the "*Compensation Discussion and Analysis—Compensation Elements—Annual Incentive Compensation—Achievement of 2021 Financial and Operating Objectives*" table on page 55. Adjusted net income is not determined in accordance with generally accepted accounting principles in the United States of America ("GAAP"). Information on how the Company calculates adjusted net income is disclosed in the "Non-GAAP Financial Measures" section (on pages 10 through 12) of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

"*Company Adjusted Net Income*" consists of adjusted net income for the Company and its subsidiaries. "*Regulated Adjusted Net Income*" is the sum of Con Edison of New York's and Orange & Rockland's net income from ongoing operations. In all cases, adjusted net income excludes extraordinary non-recurring items identified by the Company after the applicable net income target is established and is net of the reserve that is established for the target annual incentive awards during the year-end closing. (See footnotes to the following table.) Company Adjusted Net Income and Regulated Adjusted Net Income are not determined in accordance with GAAP. Information on how the Company calculates adjusted net income is disclosed in the "*Non-GAAP Financial Measure*s" section (on pages 10 through 12) of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021. Company Adjusted Net Income is referred to therein as "adjusted earnings."

The following table shows the targets assigned to the "adjusted net income" component and, for each Named Executive Officer, the weighting earned based on achieving those targets.

	Performance Relative to Adjusted Net Income Target	Payout Relative to Adjusted Net Income Target[1]	Company (101.2%)[2]		Regulated (100.7%)[2]		Con Edison of New York (100.7%)[2]		Orange & Rockland (100.0%)[2]		Performance Relative to Adjusted Net Income Target	Payout Relative to Adjusted Net Income Target[1]
			Adjusted Net Income	Weight for Cawley, Hoglund, and Donnley	Adjusted Net Income	Weight for Ketschke	Adjusted Net Income	Weight for Sanchez	Adjusted Net Income	Weight for Sanchez		
	(%)	(%)	($ in millions)	(%)	($ in millions)	(%)	($ in millions)	(%)	($ in millions)	(%)	($ in millions)	(%)
Maximum	≥ 110	200	1,661.0	100	1,549.9	100	1,467.4	20	77	80	≥ 125	200
Target	100	100	1,510.0	50	1,409.0	50	1,334.0	10	75	40	100	100
Minimum	90	0	1,359.0	0	1,268.1	0	1,200.6	0	63	0	75	0
ACTUAL	—	—	1,528.0	56	1,419.0	53.5	1,344.0	10.7	75	40	—	—

Footnotes:

(1) The payout relative to the adjusted net income target is interpolated for actual performance between adjusted net income minimum, target, and maximum performance.

(2) Actual performance relative to adjusted net income target.

The Compensation Committee has also established an adjusted net income "circuit breaker" for the annual incentive plan. If actual adjusted net income for 2021 had been less than 90% of the target adjusted net income, the achievement of all other financial and operating performance measures would have been disregarded and no annual incentive awards would have been made.

The "*other financial performance*" component, reflecting the Company's business for which its Named Executive Officers are responsible and accounting for 25% of each Named Executive Officer's potential annual incentive award, was comprised of one or more of the budgets for Con Edison of New York, Orange & Rockland, and Con Edison Transmission, and was comprised of Adjusted EBITDA for the Clean Energy Businesses, a measure that is not determined in accordance with GAAP. See Appendix B for information on how the Company calculates Adjusted EBITDA for the Clean Energy Businesses. Performance relative to this component is shown on the "*Compensation Discussion and Analysis— Compensation Elements—Annual Incentive Compensation—Achievement of 2021 Financial and Operating Objectives*" table on page 55.

Con Edison of New York's "other financial performance" component is allocated 10% for capital budget performance and up to 15% for operating budget performance, subject to a maximum 25% upward or downward adjustment based on the achievement of pre-established targets for 25 capital projects and programs and 12 operating and maintenance programs, respectively. The targets for the capital projects consist of completing milestones within specified budget targets, and, for the operating and maintenance programs, completing a number of units within specified per unit budget targets.

The following table shows the targets assigned to the "other financial performance" component for operating budget and, for each Named Executive Officer, the weighting earned based on achieving those targets.

| | Performance Relative to Operating Budget Target | Payout Relative to Operating Budget Target[1] | Con Edison of New York (100%)[2] | | | Orange & Rockland (99.3%)[2] | | | Con Edison Transmission (85.2%)[2] | |
| | | | Operating Budget | Weight for Cawley, Hoglund, and Donnley | Weight for Ketschke | Operating Budget | Weight for Cawley, Hoglund, and Donnley | Weight for Sanchez | Operating Budget | Weight for Cawley, Hoglund, and Donnley |
	(%)	(%)	($ in millions)	(%)	(%)	($ in millions)	(%)	(%)	($ in millions)	(%)
Maximum	≤ 89	200	1,505.0	24	30	196.0	2	50	5.43	2
Target	> 99 - < 101	100	1,691.0	12	15	220.2	1	25	6.1	1
Minimum	≥ 111	0	1,877.0	0	0	244.4	0	0	6.77	0
ACTUAL	—	—	**1,691.0**	**15**[3]	**18.8**[3]	**218.7**	**1**	**25**	**5.2**	**2**

Footnotes:

(1) The payout relative to the operating budget target is interpolated for actual performance between operating budget minimum, target, and maximum performance.

(2) Actual performance relative to operating budget target.

(3) In 2021, Con Edison of New York achieved pre-established performance targets for 12 out of 12 operating and maintenance programs, as a result of which the weighting earned was increased by 125 percent.

The following table shows the targets assigned to the "other financial performance" component for capital budget and, for each Named Executive Officer indicated, the weighting earned based on achieving those targets.

| | Performance Relative to Capital Budget Target | Payout Relative to Capital Budget Target[1] | Con Edison Company of New York (97.4%)[2] | |
| | | | Capital Budget | Weight for Cawley, Hoglund, Ketschke and Donnley |
	(%)	(%)	($ in millions)	(%)
Maximum	≤ 89	120	3,096.3	12
Target	> 99 - < 101	100	3,479.0	10
Minimum	≥ 111	0	3,861.7	0
ACTUAL	—	—	**3,387**	**12.9**[3]

Footnotes:

(1) The payout relative to the capital budget target is interpolated for actual performance between capital budget minimum, target, and maximum performance.

(2) Actual performance relative to capital budget target.

(3) In 2021, Con Edison of New York achieved 25 out of 25 pre-established performance targets for capital projects, as a result of which the weight earned was adjusted by 125 percent based on actual performance.

The following table shows the targets assigned to the "other financial performance" component for Adjusted EBITDA for the Clean Energy Businesses and, for each Named Executive Officer indicated, the weighting earned based on achieving those targets.

	Performance Relative to Adjusted EBITDA for the Clean Energy Businesses Target	Payout Relative to Adjusted EBITDA for the Clean Energy Businesses Target(1)	Clean Energy Businesses (103.7%)(2)	
			Adjusted EBITDA	Weight for Cawley, Hoglund, and Donnley
	(%)	(%)	($ in millions)	(%)
Maximum	≥ 115	200	575.5	2
Target	100	100	500.4	1
Minimum	≤ 85	0	425.3	0
ACTUAL	—	—	**518.7**	**1.1**

Footnotes:

(1) The payout relative to the Adjusted EBITDA for the Clean Energy Businesses target is interpolated for actual performance between Adjusted EBITDA for the Clean Energy Businesses minimum, target, and maximum performance.

(2) Actual performance relative to Adjusted EBITDA for the Clean Energy Businesses target.

Operating Objectives

The "*operating objectives*" component, reflecting the responsibilities of the Named Executive Officer and accounting for 25% of each Named Executive Officer's potential annual incentive award, was comprised of a number of key indicators that guide Con Edison of New York, Orange & Rockland, Clean Energy Businesses, and Con Edison Transmission and support the Company's goal of providing safe, reliable, and efficient service to customers in an environmentally sound manner. The operating objectives are directly linked to specific, pre-established, and measurable goals that are selected to encourage superior performance in four main areas:

Employee and Public Safety	We are committed to achieving a zero harm workplace. We work as a team to protect the safety of the public and each one of us.
Environment and Sustainability	We value environmental stewardship and strive to make wise and effective use of natural resources while controlling costs for our customers and creating long-term value for our stockholders.
Operational Excellence	We stand behind our work and look for new ways to excel at our jobs. We talk openly about ethical choices, follow all laws, rules, and regulations, adapt to change, and invest in the skills of our employees.
Customer Experience	We consider the customer's point of view, make customer priorities our own, and seek to elevate the experience of doing business with us.

The Compensation Committee believes that the operating objectives support the Company's mission and priorities – providing a workplace that allows employees to realize their full potential, providing investors with a fair return, and improving the quality of life in the communities served by the Company. Performance relative to this component is shown on the "*Compensation Discussion and Analysis—Compensation Elements—Annual Incentive Compensation—Achievement of 2021 Financial and Operating Objectives*" table on page 55.

The operating objectives achieved for Con Edison of New York, Orange & Rockland, Clean Energy Businesses and Con Edison Transmission are summarized in the table below. The operating objectives for each entity are described in detail in Appendix A to this Proxy Statement.

	Key Indicators Achieved			
	Con Edison of New York	Orange & Rockland	Clean Energy Businesses	Con Edison Transmission
Operating Objectives[1]	(#)	(#)	(#)	(#)
▪ **Employee and Public Safety**	4/5	4/5	1/1	2/2
▪ **Environment and Sustainability**	3/4	5/5	1/1	1/1
▪ **Operational Excellence**	7/7	5/5	7/8	6/7
▪ **Customer Experience**	4/4	5/5	—	—
TOTAL	**18/20**	**19/20**	**9/10**	**9/10**
PAYOUT RELATIVE TO TARGET (%)	**150**	**175**	**150**	**150**

Footnote:

(1) Operating objectives were weighted equally.

The payout relative to target was determined based on the number of key operating objectives indicators achieved and the weighting earned for each of Con Edison of New York's, Orange & Rockland's, Clean Energy Businesses', and Con Edison Transmission's "operating objectives" component as indicated in the table below.

			Weight					Weight	
			Con Edison of New York		Orange & Rockland			Clean Energy Businesses	Con Edison Transmission
	Payout Relative to Target[1]	**Key Operating Objectives Indicators Achieved**	**Cawley, Hoglund, and Donnley**	**Ketschke**	**Cawley, Hoglund, and Donnley**	**Sanchez**	**Key Operating Objectives Indicators Achieved**	**Cawley, Hoglund, and Donnley**	**Cawley, Hoglund, and Donnley**
	(%)	(#)	(%)	(%)	(%)	(%)	(#)	(%)	(%)
Maximum	200	20/20	44	50	2	50	10/10	2	2
Target	100	16/20	22	25	1	25	8/10	1	1
Minimum	0	≤ 12/20	0	0	0	0	≤ 5/10	0	0
Actual	—	—	33	37.5	1.8	43.8	—	1.5	1.5

Footnote:

(1) The payout relative to target is interpolated for performance achieved between key operating objective indicators.

Achievement of 2021 Financial and Operating Objectives

The following table shows, for each Named Executive Officer, the target weight assigned to the financial and operating objectives and the weightings earned based on achieving those objectives.

	Cawley, Hoglund, and Donnley		Ketschke		Sanchez	
	Weight		Weight		Weight	
	Target	Earned	Target	Earned	Target	Earned
	(%)	(%)	(%)	(%)	(%)	(%)
Financial Objectives						
Adjusted Net Income						
▪ Company Adjusted Net Income	50	56.0	—	—	—	—
▪ Regulated Adjusted Net Income	—	—	50	53.5	—	—
▪ Con Edison of New York Adjusted Net Income	—	—	—	—	10	10.7
▪ Orange & Rockland Adjusted Net Income	—	—	—	—	40	40.0
Other Financial Performance						
▪ Con Edison of New York Operating Budget	12	15.0	15	18.8	—	—
▪ Con Edison of New York Capital Budget	10	12.9	10	12.9	—	—
▪ Orange & Rockland Operating Budget	1	1.0	—	—	25	25.0
▪ Clean Energy Businesses Adjusted EBITDA	1	1.2	—	—	—	—
▪ Con Edison Transmission Operating Budget	1	2.0	—	—	—	—
Operating Objectives						
▪ Con Edison of New York	22	33.0	25	37.5	—	—
▪ Orange & Rockland	1	1.8	—	—	25	43.8
▪ Clean Energy Businesses	1	1.5	—	—	—	—
▪ Con Edison Transmission	1	1.5	—	—	—	—
TOTAL	**100**	**125.9**	**100**	**122.7**	**100**	**119.5**

2021 Annual Incentive Awards

In February 2022, the Compensation Committee evaluated and determined whether the applicable financial and operating objectives were satisfied. In assessing performance against the objectives, the Compensation Committee considered actual results achieved against the specific targets associated with each objective and, based on the results, determined the 2021 annual incentive awards. The Compensation Committee did not exercise discretion to adjust (upward or downward) the annual incentive award to be paid to each Named Executive Officer.

The following table shows the calculation of the 2021 annual incentive awards for each Named Executive Officer.

	Base Salary (as of December 31, 2021)	✕	Target Percentage	✕	Weight Earned	=	2021 Award
	($)		(%)		(%)		($)
Timothy P. Cawley	1,250,000		125		125.9		1,967,200
Robert Hoglund	838,400		75		125.9		791,700
Matthew Ketschke	646,000		80		122.7		634,100
Deneen L. Donnley	630,400		70		125.9		555,600
Robert Sanchez	530,500		80		119.5		507,200

Long-Term Incentive Compensation

Awards

Named Executive Officers are eligible to receive equity-based awards under the Company's long term incentive plan. The Compensation Committee determines the target long-term incentive award value for each Named Executive Officer based on various factors, including:

- recommendations from the Chief Executive Officer for each of the other Named Executive Officers;

- a general assessment of each Named Executive Officer's performance of his or her responsibilities; and

- the level of long-term incentive compensation compared to key executives in the Company's compensation peer group companies. (See table in "*Compensation Discussion and Analysis—Executive Compensation Philosophy and Objectives—Competitive Positioning—Attraction and Retention—Median Level Compensation*" on page 45.)

Equity Awards

It is the Compensation Committee's practice in the first quarter of each year to approve equity awards under the long term incentive plan for the Company's Named Executive Officers. The Compensation Committee's use of performance-based equity awards is intended to further reinforce the alignment of Named Executive Officer pay opportunities with stockholders' interests by directly linking pay to the achievement of strong, sustained long-term financial and operating performance.

The performance units awarded to the Named Executive Officers provide for the right to receive one share of Company Common Stock and/or a cash payment equal to the fair market value of one share of Company Common Stock for each unit awarded, subject to the satisfaction of certain pre-established long-term performance measures over the performance period. Named Executive Officers may elect to defer the receipt of the cash value of the award into the Company's deferred income plan and/or to defer the receipt of the shares. Dividends are not paid and do not accrue on the units until after the Compensation Committee has approved the results of the pre-established objectives.

2021 Performance Unit Awards

The target award of performance units awarded to each of the Named Executive Officers in 2021 for the performance period that began on January 1, 2021 and ends December 31, 2023 is shown in the table below.

	Base Salary as of January 1, 2021 X	2021 Target Award as a Percentage of Base Salary =	2021 Target Award	Share Price[1] =	2021 Target Award of Performance Units (rounded)
	($)	(%)	($)	($)	(#)
Timothy P. Cawley	1,250,000	450	5,625,000	69.39	81,100
Robert Hoglund	814,000	200	1,628,000	69.39	23,500
Matthew Ketschke	646,000	250	1,615,000	69.39	23,500
Deneen L. Donnley	612,000	150	918,000	69.39	13,200
Robert Sanchez	515,000	200	1,030,000	69.39	14,800

Footnote:

(1) The share price is calculated based on a weighting of 50% of the Company's stock price excluding dividends and 50% of the Total Shareholder Return. The Total Shareholder Return is calculated based on Monte Carlo Simulations which include inputs for volatility, risk-free rate of return, dividend yield, and historical share prices. Volatility is determined using daily closing stock prices over the period equal to the remaining term of the awards. The risk-free rate of return is the U.S. Department of the Treasury ("U.S. Treasury") bill rate for the length of time equal to the remaining term of the awards.

The actual number of performance units that may be awarded to each Named Executive Officer for the 2021–2023 performance period may vary, from zero to a maximum of 190% of the 2021 target award, based on the achievement of three performance measures over the performance period as shown in the chart below. The maximum payout of the 2021 performance units (if any) represents the weighted average of each of the performance measures.



	Target Weight	Maximum Payout Relative to Target	Maximum Weighted Result
	(%)	(%)	(%)
Shareholder Return	50	200	100
Adjusted EPS	30	200	60
Operating Objectives	20	150	30
TOTAL			**190**

The Compensation Committee (i) determines the actual weighted result at the end of the 2021–2023 performance period and (ii) may exercise negative discretion to adjust the actual performance unit awards to be paid to a Named Executive Officer. The minimum, target, and maximum number of performance units that may be awarded to the Named Executive Officers for the 2021–2023 performance period are shown in the "*Grants of Plan-Based Awards Table*" on page 70.

"*Shareholder Return.*" A 50% target weight is assigned to the cumulative change in the Company's total shareholder return measure, set forth in the table below, compared with the Company's compensation peer group as constituted on the date the performance units were granted in 2021. In the event that the companies in the compensation peer group change during the performance period, the Compensation Committee will use the compensation peer group as constituted on the date the performance unit awards are granted. If a company ceases to be publicly traded before the end of the performance period, that company's total shareholder returns will not be used to calculate the total shareholder return portion of the performance unit awards. The Compensation Committee believes that total shareholder return is a performance goal that aligns executive compensation with the creation of stockholder value. The levels of performance units are earned as follows:

	Shareholder Return	
	Company Percentile	Payout Relative to Target[1]
	Ranking	(%)
Maximum	90th or greater	200
Target	50th	100
Minimum	25th	25
	Below 25th	0

Footnote:

(1)   Interpolated for actual performance between minimum, target, and maximum performance.

"*Adjusted EPS.*" A 30% target weight is assigned to the Company's three-year cumulative Adjusted EPS performance measure, set forth in the table below, that was established in the first quarter of 2021. The Compensation Committee believes that Adjusted EPS furthers the achievement of strong, sustained long-term financial performance. The levels of performance units are earned as follows:

	Three-Year Cumulative Adjusted EPS[1]	
	Performance Goal	**Payout Relative to Target[2]**
	($)	**(%)**
Maximum	≥ 15.16	200
Target	13.54	100
Minimum	< 11.92	0

Footnotes:

(1) Adjusted EPS is the Company's adjusted earnings per share, which excludes the impact of certain items from net income determined in accordance with GAAP. Information on how the Company calculates Adjusted EPS is disclosed in the "*Non-GAAP Financial Measures*" section (on pages 10 through 12) of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021. Adjusted EPS is referred to therein as "adjusted earnings per share."

(2) Interpolated for actual performance between minimum, target, and maximum performance.

"*Operating Objectives.*" A 20% target weight is assigned to the Company's operating objectives measure, set forth in the table below, that was established in the first quarter of 2021. The Compensation Committee believes that the operating objectives further long-term reliability and foster environmental sustainability. The levels of performance units are earned as follows:

Operating Objectives (5% weight for each objective below)	Performance Goals		
	Minimum	**Target**	**Maximum**
Diversity and Inclusion Work Plan	< 3	4[2]	5
Cyber Security Work Plan Milestones/Tasks	< 3	4[3]	6
Clean Energy and Electrification Work Plan Milestones/Tasks	< 2	3[3]	5
Growth in Renewable Portfolio (MW (AC))[1]	< 238.5	477[4]	≥ 715.5
Payout Relative to Target (%)	0	100	150

Footnotes:

(1) Payout for Growth in Renewable Portfolio is interpolated for actual performance between minimum, target, and maximum performance.

(2) The Compensation Committee approves the annual work plan. Performance results are based on average achievement of each work plan over the three-year period. For the Diversity and Inclusion Work Plan, the target approved by the Compensation Committee for 2021 applies to the first year of the three-year performance period for the 2021 performance units.

(3) The Compensation Committee approves the annual work plan. Performance results are based on average achievement of each work plan over the three-year period. For the Cyber Security Work Plan and the Clean Energy Electrification Work Plan, the target approved by the Compensation Committee for 2021 applies to the first year of the three-year performance period for the 2021 performance units and the second year of the three-year performance period for the 2020 performance units. For the Cyber Security Work Plan only, the target approved by the Compensation Committee for 2021 applies to the third year of the three-year performance period for the 2019 performance units.

(4) The Compensation Committee approves annual plan levels on a three-year cumulative basis. The target approved by the Compensation Committee for 2021 applies to the first year of the three-year performance period for the 2021

performance units, the second year of the three-year performance period for the 2020 performance units, and the third year of the three-year performance period for the 2019 performance units.

For the 2021 performance period that began on January 1, 2021, the Compensation Committee added a new operating objective performance measure, the Diversity and Inclusion Work Plan. The measure reflects the Company's continuing commitment to increasing the representation of women and people of color in the Company's leadership.

Calculation of Payout of 2019 Performance Unit Awards

Following the end of the performance period for each outstanding performance unit, the Compensation Committee reviews the Company's achievement of the performance measures. The Compensation Committee evaluates and approves the Company's performance relative to target and pays out the performance units in either cash and/or shares of Company Common Stock (as elected by the Named Executive Officer), based on the attainment of the performance measures. In addition, each Named Executive Officer may elect to defer the receipt of the cash value of the performance units into the Company's deferred income plan and/or to defer the receipt of the shares.

For the 2019-2021 performance period, payouts of the performance units for each of the Named Executive Officers, except Mr. Ketschke, were calculated based on the following non-discretionary formula:


2019 TARGET AWARD X 50% X WEIGHTED RESULTS FOR SHAREHOLDER RETURN
2019 TARGET AWARD X 30% X WEIGHTED RESULTS FOR ADJUSTED EPS
2019 TARGET AWARD X 20% X WEIGHTED RESULTS FOR OPERATING OBJECTIVES
2019 - 2021 AWARD

Mr. Ketschke was serving as Senior Vice President, Customer Energy Solutions at Con Edison of New York in 2019. The performance units received by Mr. Ketschke for the 2019-2021 performance period were based on a non-discretionary formula that did not include weighted results for Operating Objectives or Adjusted EPS. Mr. Ketschke's 2019-2021 performance award was based on 50% weighted result for Shareholder Return and 50% weighted result for the three-year average calculated payouts of his Annual Incentive Plan results.

The target award as a percentage of base salary and the target number of performance units awarded to each of the Named Executive Officers in 2019 for the 2019–2021 performance period are shown in the table below.

	2019 Target Award as a Percentage of Base Salary (%)	2019 Target Award (#)
Timothy P. Cawley(1)	250	22,000
Robert Hoglund	200	22,000
Matthew Ketschke(2)	100	5,300
Deneen L. Donnley(3)	—	—
Robert Sanchez	200	12,600

Footnotes:

(1) Mr. Cawley was President of Con Edison of New York at the time the 2019 performance units were granted. Mr. Cawley was promoted to the position of President and Chief Executive Officer of the Company and Chief Executive Officer of Con Edison of New York effective December 29, 2020.

(2) At the time the 2019 performance units were granted, Mr. Ketschke was a Senior Vice President, Customer Energy Solutions, of Con Edison of New York and received units on substantially the same terms that were granted to other Senior Vice Presidents of Con Edison of New York. Mr. Ketschke was promoted to the position of President of Con Edison of New York effective January 1, 2021.

(3) Ms. Donnley was not an employee of the Company or any of its subsidiaries at the time the 2019 performance units were granted.

"*Shareholder Return.*" For each of the Named Executive Officers, a 50% target weight was assigned to the cumulative change in the Company's total shareholder return measure, set forth in the table below, compared with the Company's compensation peer group as constituted on the date the performance units were granted in 2019.

	Shareholder Return		
	Company Percentile Rating	**Payout Relative to Target[1]**	**Weight**
		(%)	**(%)**
Maximum	90th or greater	200	100
Target	50th	100	50
Minimum	25th	25	25
	Below 25th	0	0
Actual	**16th percentile**	**0**	**0**

Footnote:

(1) Interpolated for actual performance between minimum, target, and maximum performance.

"*Adjusted EPS.*" For each of the Named Executive Officers except Mr. Ketschke, a 30% target weight was assigned to the Company's three-year cumulative Adjusted EPS performance measure, set forth in the table below.

	Three-Year Cumulative Adjusted EPS			
	Performance Relative to Target	**Performance Goal**	**Payout Relative to Target[1]**	**Weight**
	(%)	**($)**	**(%)**	**(%)**
Maximum	≥ 112	≥ 15.05	200	60
Target	100	13.44	100	30
Minimum	< 88	< 11.83	0	0
Actual	**96.4**	**12.95**	**77.3**	**23.2**

Footnotes:

(1) Interpolated for actual performance between minimum, target, and maximum performance.

"*Operating Objectives.*" For each of the Named Executive Officers except Mr. Ketschke, a 20% target weight was assigned to the Company's operating objectives measure, set forth in the table below.

Operating Objectives	Performance Goals			Achievement Relative to Target[1]		Payout Relative to Target
	Minimum	Target	Maximum			
2019-2021 (each 5% weight)	(#)	(#)	(#)	(#)	(%)	(%)
Advanced Metering Infrastructure Work Plan Milestones/Tasks	< 6	8	10	9	125	6.3
Cyber Security[2] Milestones/Tasks						
2019	< 3	4	5	5	150	—
2020	< 3	4	5	5	150	—
2021	< 3	4	6	6	150	—
Average	—	—	—	—	150	7.5
Gas Main Replacement (Con Edison of New York and Orange & Rockland) Number of Miles Completed	< 297	330	≥ 363	338	102.3	5.6
Growth in Renewable Portfolio (MW (AC))[3]						
2019	< 22.0	44	≥ 66.0	54	—	—
2020	< 52.5	105	≥ 157.5	185	—	—
2021	< 238.5	477	≥ 715.5	738	—	—
Cumulative	< 313	626	≥ 939	977	150	7.5
ACTUAL	—	—	—	—	134.5	26.9

Footnotes:

(1) Payouts for Gas Main Replacement and Growth in Renewable Portfolio were interpolated for actual performance between minimum, target, and maximum performance.

(2) The Compensation Committee approved annual work plans in 2019, 2020, and 2021. The performance results are based on the average achievement at the end of the three-year period.

(3) The Compensation Committee approved annual work plans in 2019, 2020, and 2021. The performance results are based on the cumulative achievement over the three-year period.

"*Incentive Plan*." For Mr. Ketschke, a 50% target weighting was assigned based on the three-year average calculated payouts under the Company's annual incentive plan for 2019, 2020, and 2021.

2019	2020	2021	Average	Target Weight	Weighted Result
(%)	(%)	(%)	(%)	(%)	(%)
96.0	79.8	122.7	99.5	50	49.8

For each of the Named Executive Officers except Mr. Ketschke, the payout of the performance units represents the weighted average of the percentage payout under each of the performance objectives as follows:

	Payout Relative to Target	Target Weight	Weighted Result
	(%)	(%)	(%)
Shareholder Return	0	50	0
Adjusted EPS	77.3	30	23.2
Operating Objectives	134.5	20	26.9
TOTAL	—	**100**	50.1

For Mr. Ketschke, the payout of the performance units represents the weighted average of the percentage payout under each of the performance objectives as follows:

	Payout Relative to Target	Target Weight	Weighted Result
	(%)	(%)	(%)
Shareholder Return	0	50	0
Incentive Plan	99.5	50	49.8
TOTAL	—	**100**	49.8

The table below shows, for each Named Executive Officer, the calculation of the payout with respect to the performance units for the 2019-2021 performance period. The Compensation Committee did not exercise negative discretion to adjust the actual performance unit awards to be paid to any Named Executive Officer.

	2019 Target Award (in Units)	Weighted Result	2019 Actual Award Paid in 2022 (in Units)
	(#)	(%)	(#)
Timothy P. Cawley	22,000	50.1	11,022
Robert Hoglund	22,000	50.1	11,022
Matthew Ketschke	5,300	49.8	2,639
Deneen L. Donnley	—	—	—
Robert Sanchez	12,600	50.1	6,313

2022 Long Term Incentive Plan Changes

The Company's Named Executive Officers are eligible to receive annual grants of equity-based awards under the Company's long term incentive plan. For the performance period that began on January 1, 2022, the Compensation Committee included a time-based, restricted stock unit component within the existing structure that will vest over a three-year period. The Compensation Committee believes that time-based restricted stock units (i) promote alignment with stockholder interests as the ultimate value received will be a function of stock price performance and (ii) help the Company to maintain competitive compensation levels and retain executive talent through a multi-year vesting schedule.

Total Actual Direct Compensation

The Company's executive compensation program is primarily performance based and seeks to align the performance goals with our overall business strategy and objectives. The information shown below supplements the information in the "*Summary Compensation Table*" on pages 68 through 69. The Summary Compensation Table includes several items that reflect accounting or actuarial assumptions rather than compensation actually received by the Named Executive Officers for the performance periods that ended on December 31, 2021. For example, the Summary Compensation Table combines pay actually received or earned (base salary and annual cash incentive awards) with the accounting value of equity compensation granted in 2021, which may be realized in the future or not at all. The Summary Compensation Table is also required to include the change in pension values that are based on actuarial assumptions and not compensation realized until retirement.

The table and bar graphs below present elements of pay that Timothy P. Cawley and the other Named Executive Officers (as a group) actually received (base salary and all other compensation) plus the gross amounts earned under the annual incentive plan for 2021, and upon the vesting of performance units for the 2019-2021 performance period, as shown in the "*Option Exercises and Stock Vested Table*" on page 72.

	Year	Base Salary	Annual Cash Incentive	Long-term Stock Incentives	All Other Compensation[1]	Total
	(#)	($)	($)	($)	($)	($)
Timothy P. Cawley	2021	1,250,000	1,967,200	896,750	73,092	4,187,042
All Other NEOs (as a group)	2021	2,640,442	2,488,600	1,625,085	441,731	7,195,858

Footnotes:

(1) Please refer to the "*All Other Compensation*" column in the "*Summary Compensation Table*" on pages 68 through 69 for details regarding amounts included.



2021 Total Actual Direct Compensation ($ million)

Retirement and Other Benefits

The Company provides employees with a range of retirement and welfare benefits that reflect the competitive practices of the utility industry. These benefits assist the Company in attracting, retaining, and motivating employees critical to its long-term success. Named Executive Officers are eligible for retirement benefits under certain of the following Company plans depending on their date of hire and subsequent elections:

▪ tax-qualified defined benefit pension plan and its related non-qualified supplemental retirement income plan (collectively, the "defined benefit pension plans") (closed to new and rehired management employees as of December 31, 2016);

▪ tax-qualified defined contribution pension plan and its related non-qualified defined contribution supplemental pension plan (collectively, the "defined contribution pension plans"); and

▪ tax-qualified savings plan and its related non-qualified deferred income plan (collectively, the "savings plans").

Named Executive Officers are also eligible for additional benefits under the following Company plans:

- stock purchase plan; and
- health and welfare plans.

Pension Plans

The Company maintains a tax-qualified defined benefit pension plan that covers substantially all of the Company's employees, including some of the Named Executive Officers, hired before 2017. All management employees who participate in the defined benefit pension plan, including the Named Executive Officers, whose benefits are limited by the Internal Revenue Code, are eligible to participate in a non-qualified supplemental retirement income plan. The estimated pension benefits payable for those Named Executive Officers (determined on a present value basis) under the defined benefit pension plans are described in the "*Defined Benefit Pension Table*" and the narrative to the "*Defined Benefit Pension Table*" on page 74.

As required by SEC rules, the "*Change in Pension Value and Non-Qualified Deferred Compensation Earnings*" column of the "*Summary Compensation Table*" on pages 68 through 69 sets forth the year-over-year change in the actuarial present value of the accumulated pension benefits for each Named Executive Officer under the defined benefit pension plans.

The change in the actuarial present value of an accumulated pension benefit is subject to many external variables, including fluctuations in interest rates and changes in actuarial assumptions, and does not represent actual compensation paid to the Named Executive Officers in 2021. Instead, the amounts represent changes in the estimated pension benefits payable to the Named Executive Officers based on the year-over-year difference between the amounts required to be disclosed in the "*Defined Benefit Pension Table*" on page 74 as of December 31, 2021 and the amounts reported in the "*Pension Benefits Table*" in the 2021 Proxy Statement on page 74 as of December 31, 2020.

The change in the actuarial present value of the Company's President and Chief Executive Officer and Con Edison of New York's Chief Executive Officer, Mr. Cawley's, accumulated pension benefit in 2021 was $1,500,611, which was primarily due to an additional year of service, partially offset by an increase in the assumed discount rate from 2.55% to 3.00%.

The Company also maintains, effective as of January 1, 2017, a defined contribution pension formula within the tax qualified savings plan that, following the closure of the defined benefit pension plan to new management participants, covers all new and rehired management employees of the Company. Effective January 1, 2019, the Company established a supplemental defined contribution pension formula which covers all eligible management employees whose benefits are limited by the Internal Revenue Code. All Company contributions allocated to the Named Executive Officers under the defined contribution pension formula and the supplemental defined contribution plan are included in the "*All Other Compensation*" column of the "*Summary Compensation Table*" on pages 68 through 69.

Savings Plans

The Company maintains a tax-qualified savings plan that covers substantially all of the Company's employees, including the Named Executive Officers. All management employees, including the Named Executive Officers, whose benefits under the savings plan are subject to the compensation limit in the Internal Revenue Code, are eligible to participate in a deferred income plan, a non-qualified deferred compensation plan. The Internal Revenue Code compensation limit for 2021 was $290,000. Named Executive Officers may elect to defer a portion of their salary into the deferred income plan. The deferred income plan is described in the narrative to the "*Non-Qualified Deferred Compensation Table*" on page 76. All Company contributions allocated to the Named Executive Officers under the savings plan and credited under the deferred income plan are included in the "*All Other Compensation*" column of the "*Summary Compensation Table*" on pages 68 through 69.

Eligibility for Pension Plans and Savings Plan

The table below indicates the pension plans and savings plans that each Named Executive Officer participates in or will accumulate retirement benefits under based on date of hire and subsequent elections.

	Defined Benefit Pension Plans			Defined Contribution Plans		
	Final Average Pay Formula	**Cash Balance Formula**	**Supplemental Retirement Income Plan**	**Thrift Savings Plan**	**Defined Contribution Pension Formula**	**Supplemental Defined Contribution Pension Formula**
Timothy P. Cawley	●		●	●		
Robert Hoglund[1]		●	●	●	●	●
Matthew Ketschke	●		●	●		
Deneen L. Donnley				●	●	●
Robert Sanchez	●		●	●		

Footnote:

(1) Effective January 1, 2018, Mr. Hoglund participates in the Defined Contribution Pension Formula.

Stock Purchase Plan

The stock purchase plan covers substantially all of the Company's employees, including the Named Executive Officers, and provides the opportunity to purchase shares of Company Common Stock. The stock purchase plan is described in Note O to the financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

Health and Welfare Plans

Active employee benefits, such as medical, prescription drug, dental, vision, life insurance, and disability coverage, are available to substantially all employees, including the Named Executive Officers, through the Company's health and welfare benefits plans. Employees contribute toward the cost of most of the health plans by paying a portion of the premium costs on a pre-tax basis. Employees may purchase additional life insurance and disability coverage on an after-tax basis. Officers, including the Named Executive Officers, may purchase supplemental health benefits on an after-tax basis. All management employees hired prior to 2001 who receive pension benefits under the final average salary formula are eligible to receive subsidized retiree medical benefits. The Company also provides all employees with paid time-off benefits, such as vacation and sick leave.

Perquisites and Personal Benefits

The Company provides certain officers, including the Named Executive Officers, with limited perquisites that are competitive with industry practices. The Compensation Committee reviews the level of perquisites and personal benefits annually. The Company provides the following perquisites, the costs of which, if used by a Named Executive Officer in 2021, are set forth in the "*All Other Compensation*" column of the "*Summary Compensation Table*" on pages 68 through 69:

▪ supplemental health insurance;

▪ reimbursement for reasonable costs of financial planning; and

▪ a company vehicle and, in the case of the Chief Executive Officer, a company vehicle and driver.

Severance and Change of Control Benefits

The Company provides for the payment of severance benefits upon certain types of employment terminations. Providing severance and change of control benefits assists the Company in attracting and retaining executive talent and reduces the personal uncertainty that executives are likely to feel when considering a corporate transaction. These arrangements also provide valuable retention incentives that focus executives on completing such transactions, thus, enhancing long-term stockholder value. The compensation under the various circumstances that trigger payments or provision of benefits upon termination or a change of control was chosen to be broadly consistent with prevailing competitive practices.

Officers of the Company, including the Named Executive Officers, are provided benefits under the officers' severance program. The severance benefits payable to each Named Executive Officer are described in footnotes (2) and (3) to the "*Potential Payments Upon Termination of Employment or Change of Control*" table on pages 78 through 79. The estimated severance benefits that each Named Executive Officer would be entitled to receive upon a hypothetical termination of employment are set forth in the "*Potential Payments Upon Termination of Employment or Change of Control*" table beginning on page 78.

Risk Mitigation

Stock Ownership Guidelines

The Company has stock ownership guidelines for senior officers, including the Named Executive Officers. The stock ownership guidelines for the Company's Named Executive Officers were as follows:

	Multiple of Base Salary	**Multiple of Base Salary (Effective February 1, 2022)**
Timothy P. Cawley	3 ×	6x
Robert Hoglund	2 ×	3x
Matthew Ketschke	2 ×	3x
Deneen L. Donnley	1 ×	2x
Robert Sanchez	2 ×	2x

In February 2022, the Company's stock ownership guidelines for certain Named Executive Officers were increased. Officers of the Company subject to the guidelines have five years from January 1st after their appointment to one of the covered titles to achieve the guideline. Officers who are promoted to a position with a higher ownership requirement have five years from January 1st after their appointment to meet the higher guideline. The Named Executive Officers subject to revised stock ownership guidelines have until December 31, 2027 to achieve the higher guideline. In January 2022, it was determined that, as of December 31, 2021, the Named Executive Officers either met their ownership guideline or are making reasonable progress toward their guideline.

For purposes of the guidelines:

- "Stock ownership" includes the value of the officers' individually-owned shares, the value of unvested time-based restricted shares, vested performance-based restricted shares, and shares held under the Company's benefit plans. Performance-based restricted stock units do not vest until determined by the Compensation Committee.

- "Net shares" means the shares remaining after sale of shares necessary to pay the related tax liability and, if applicable, exercise price.

- While stock options may be granted under the Company's long term incentive plan, the Company has no outstanding stock options.

- The officers covered by the guidelines are expected to retain for at least one year a minimum of 25% of the net shares acquired upon exercise of stock options and 25% of the net shares acquired pursuant to all restricted stock until their holdings of Company Common Stock equal or exceed their applicable ownership guidelines.

- The one-year period is measured from the date the stock options are exercised or the restricted stock or restricted stock units vest, as applicable.

No Hedging and No Pledging

To encourage a long-term commitment to the Company's sustained performance, the Company's Hedging and Pledging Policy and Insider Trading Policy prohibit all directors and the Named Executive Officers, respectively, from shorting, hedging, and pledging Company securities or holding Company securities in a margin account as collateral for a loan. All officers, finance department employees, employees who receive or review drafts of the Company's financial statements, employees who work in the Corporate Secretary's office, and any other employee specifically designated by the General Counsel are also covered by the Insider Trading Policy's prohibition on hedging and pledging.

Recoupment (Clawback) Policy

In 2010, the Company adopted a Recoupment Policy (commonly referred to as a "clawback policy"). The Recoupment Policy allows the Company to recoup excess incentive-based compensation received by any current or former officer during the three-year period preceding the date on which the Company's Audit Committee determines that the Company is required to prepare an accounting restatement due to the Company's material noncompliance with any financial reporting requirement under the securities laws. The Recoupment Policy applies to the long-term incentive-based compensation awards under the Company's long term incentive plan, and the incentive-based compensation payments made under the Company's annual incentive plan.

Tax Deductibility of Pay

Section 162(m) of the Internal Revenue Code generally precludes a public corporation from taking a tax deduction for compensation in excess of $1 million payable in any fiscal year to the corporation's chief executive officer and other "covered employees," as defined in Section 162(m). Prior to January 1, 2018, an exception to this deduction limit was available for "performance-based" compensation that was approved by stockholders and otherwise satisfied certain other requirements under Section 162(m). As a result of tax legislation enacted in December 2017, the performance-based compensation exception is no longer available to public corporations for taxable years beginning after December 31, 2017, other than pursuant to certain "legacy" compensation arrangements that were in effect on, and not materially modified after, November 2, 2017. While our executive compensation program has sought to maximize the tax deductibility of compensation payable to the Named Executive Officers to the extent permitted by law, the Compensation Committee continues to retain flexibility to make compensation decisions that are driven by market competitiveness and based on the other factors discussed in this Compensation Discussion and Analysis when necessary or appropriate (as determined by the Compensation Committee in its sole discretion) to enable the Company to continue to attract, retain, reward, and motivate its highly qualified executives.

SUMMARY COMPENSATION TABLE

The following table sets forth certain information with respect to the compensation for the Named Executive Officers for the fiscal years ended December 31, 2021, 2020, and 2019. Information for Deneen L. Donnley for fiscal year ended December 31, 2019, and information for Matthew Ketschke for the fiscal years ended December 31, 2019 and 2020, is not provided because they were not Named Executive Officers in those years.

Name & Principal Position	Year	Salary	Stock Awards[1]	Non-Equity Incentive Plan Compensation[2]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[3]	All Other Compensation[4]	Securities and Exchange Commission Total[5]	Securities and Exchange Commission Total Without Change in Pension Value[6]
	(#)	($)	($)	($)	($)	($)	($)	($)
Timothy P. Cawley President and Chief Executive Officer of the Company and Chief Executive Officer, Con Edison of New York	2021 2020 2019	1,250,000 745,242 628,867	5,551,295 1,483,852 1,464,760	1,967,200 493,800 491,700	1,500,611 4,696,808 4,381,349	73,092 43,762 40,905	10,342,198 7,463,464 7,007,581	8,841,587 2,766,656 2,626,232
Robert Hoglund Senior Vice President and Chief Financial Officer of the Company and Con Edison of New York	2021 2020 2019	836,367 812,000 788,083	1,608,575 1,483,452 1,464,760	791,700 574,500 382,400	140,565 67,818 75,101	213,121 191,650 808,645	3,590,328 3,129,420 3,518,989	3,449,763 3,061,602 3,443,888
Matthew Ketschke President, Con Edison of New York	2021	646,000	1,608,575	634,100	382,906	39,223	3,310,804	2,927,898
Deneen L. Donnley Senior Vice President and General Counsel of the Company and Con Edison of New York	2021 2020	628,867 611,000	903,540 850,068	555,600 403,100	— —	152,537 108,626	2,240,453 1,972,794	2,240,453 1,972,794
Robert Sanchez President and Chief Executive Officer, Orange & Rockland	2021 2020 2019	529,208 510,383 457,850	1,013,060 866,736 838,908	507,200 482,500 509,200	432,919 1,203,531 1,787,377	36,850 36,314 19,624	2,519,237 3,099,464 3,612,959	2,086,318 1,895,933 1,825,582

Footnotes:

(1) Dividends and dividend equivalents are not paid and do not accrue on awards until after the Compensation Committee has approved the results of the pre-established objectives. Amounts shown reflect the assumptions used for the Company's financial statements. (See Note O to the financial statements in the Company's Annual Report on Form 10-K.) Actual value to be realized, if any, on awards by the Named Executive Officers will depend on the satisfaction of certain pre-established objectives, the performance of Company Common Stock, and the Named Executive Officer's continued service. The awards granted for fiscal year 2021 are set forth on the "*Grants of Plan-Based Awards Table*" on page 70. Based on the fair value at grant date, the following are the maximum potential values of the performance units for the 2021–2023 performance period granted under the long term incentive plan assuming maximum level of performance is achieved: Mr. Cawley $10,547,461; Mr. Hoglund $3,056,293; Mr. Ketschke $3,056,293; Ms. Donnley $1,716,726; and Mr. Sanchez $1,924,814.

(2) The amounts paid were awarded under the annual incentive plan.

(3) Amounts do not represent actual compensation paid. Instead, the amounts represent the aggregate change in the actuarial present value for Messrs. Cawley, Ketschke, and Sanchez, and the change in account balance for Mr. Hoglund of the accumulated pension benefit based on the difference between the amounts required to be disclosed in the "*Pension Benefits Table*" for the year indicated and the amounts reported or that would have been reported in the "*Pension Benefits Table*" for the previous year.

(4)   For 2021, the amount reported in the "*All Other Compensation*" column for each Named Executive Officers is as follows:

	Timothy P. Cawley	Robert Hoglund	Matthew Ketschke	Deneen L. Donnley	Robert Sanchez
	($)	($)	($)	($)	($)
Personal use of Company provided vehicle	9,107	4,637	4,350	8,278	8,635
Driver costs	8,872	—	—	—	—
Financial planning	18,500	11,800	11,800	11,800	12,600
Supplemental health insurance	—	2,279	2,279	494	—
Company matching contributions:					
Qualified savings plan	7,813	15,949	10,114	16,718	8,439
Non-qualified deferred income plan	28,800	32,782	10,680	20,332	7,176
Company non-elective contributions					
Qualified defined contribution pension formula	—	22,551	—	17,975	—
Non-qualified defined contribution pension formula	—	123,123	—	76,940	—
Total	73,092	213,121	39,223	152,537	36,850

The value of the items in the table are based on the aggregate incremental cost, which except for the Company provided vehicle, is the actual cost to the Company. The cost of the Company provided vehicle was determined based on the personal use of the vehicle as a percentage of total usage compared to the lease value of the vehicle. The Company did not provide above-market or preferential earnings with respect to the non-qualified deferred compensation arrangements.

(5)   As per the applicable Securities and Exchange Commission ("SEC") rules, represents, for each Named Executive Officer, the total of amounts shown for the Named Executive Officer in all other columns of the table.

(6)   To show the effect that the year-over-year change in pension value had on total compensation, this column is included to show total compensation minus the change in pension value. The amounts reported in the "*Securities and Exchange Commission Total Without Change in Pension Value*" column may differ substantially from the amounts reported in the "*Securities and Exchange Commission Total*" column required under SEC rules and are not a substitute for total compensation. The "*Securities and Exchange Commission Total Without Change in Pension Value*" column represents total compensation, as required under applicable SEC rules, minus the change in pension value reported in the "*Change in Pension Value and Non-Qualified Deferred Compensation Earnings*" column. See "*Compensation Discussion and Analysis—Retirement and Other Benefits—Pension Plans*" on page 64.

GRANTS OF PLAN-BASED AWARDS TABLE

The following table sets forth certain information with respect to the grant of equity plan awards and non-equity incentive plan awards awarded to the Named Executive Officers for the fiscal year ended December 31, 2021.

| Name & Principal Position | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] | | | Estimated Future Payouts Under Equity Incentive Plan Awards[2] | | | Grant Date Fair Value of Stock Awards[3] ($) |
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	
Timothy P. Cawley President and Chief Executive Officer of the Company and Chief Executive Officer, Con Edison of New York	2/17/2021	195,313	1,562,500	3,046,875	2,028	81,100	154,090	5,551,295
Robert Hoglund Senior Vice President and Chief Financial Officer of the Company and Con Edison of New York	2/17/2021	78,600	628,800	1,226,160	588	23,500	44,650	1,608,575
Matthew Ketschke President, Con Edison of New York	2/17/2021	64,600	516,800	1,007,760	588	23,500	44,650	1,608,575
Deneen L. Donnley Senior Vice President and General Counsel of the Company and Con Edison of New York	2/17/2021	55,163	441,300	860,535	330	13,200	25,080	903,540
Robert Sanchez President and Chief Executive Officer, Orange & Rockland	2/17/2021	53,050	424,400	848,800	370	14,800	28,120	1,013,060

Footnotes:

(1) Represents annual cash incentive award opportunity awarded under the Company's annual incentive plan. (See "*Compensation Discussion and Analysis—Compensation Elements—Annual Incentive Compensation*" beginning on page 49.)

(2) Represents grants of performance units for the 2021–2023 performance period granted under the Company's long term incentive plan. (See "*Compensation Discussion and Analysis—Compensation Elements—Long-Term Incentive Compensation*" beginning on page 56.) Based on the fair value at grant date, the following are the maximum potential values of the performance units for the 2021–2023 performance period granted under the long term incentive plan assuming maximum level of performance is achieved: Mr. Cawley $10,547,461; Mr. Hoglund $3,056,293; Mr. Ketschke $3,056,293; Ms. Donnley $1,716,726; Mr. Sanchez $1,924,814.

(3) The "*Grant Date Fair Value of Stock Awards*" column reflects the grant date fair value of the performance units for the 2021–2023 performance period. (See footnote (1) to the "*Summary Compensation Table*" on page 68.)

OUTSTANDING EQUITY AWARDS TABLE

The following table sets forth certain information with respect to all unvested stock awards previously awarded to the Named Executive Officers as of the fiscal year ended December 31, 2021.

Name & Principal Position	STOCK AWARDS[1]	
	Equity Incentive Plan Awards: Number of unearned shares, units or other rights held that have not vested	Equity Incentive Plan Awards: Market or Payout Value of unearned shares, units or other rights that have not vested
	(#)	($)
Timothy P. Cawley President and Chief Executive Officer of the Company and Chief Executive Officer, Con Edison of New York	17,800[2] 81,100[3]	1,518,696 6,919,452
Robert Hoglund Senior Vice President and Chief Financial Officer of the Company and Con Edison of New York	17,800[2] 23,500[3]	1,518,696 2,005,020
Matthew Ketschke President, Con Edison of New York	4,100[2] 23,500[3]	349,812 2,005,020
Deneen L. Donnley Senior Vice President and General Counsel of the Company and Con Edison of New York	10,200[2] 13,200[3]	870,264 1,126,224
Robert Sanchez President and Chief Executive Officer, Orange & Rockland	10,400[2] 14,800[3]	887,328 1,262,736

Footnotes:

(1) Value of unvested performance-based equity awards using the closing price of $85.32 for a share of Company Common Stock on December 31, 2021.

(2) The number of performance units and payment amount of the performance units will be determined as of December 31, 2022 based on satisfaction of performance goals for the 2020–2022 performance cycle.

(3) The number of performance units and payment amount of the performance units will be determined as of December 31, 2023 based on satisfaction of performance goals for the 2021–2023 performance cycle.

OPTION EXERCISES AND STOCK VESTED TABLE

The following table sets forth certain information with respect to all stock awards vested in 2021 for the Named Executive Officers.

| | STOCK AWARDS[1] | |
| | Number of Shares Acquired on Vesting | Value Realized on Vesting |
Name & Principal Position	(#)	($)
Timothy P. Cawley President and Chief Executive Officer of the Company and Chief Executive Officer, Con Edison of New York	11,022	896,750
Robert Hoglund Senior Vice President and Chief Financial Officer of the Company and Con Edison of New York	11,022	896,750
Matthew Ketschke President, Con Edison of New York	2,639	214,709
Deneen L. Donnley Senior Vice President and General Counsel of the Company and Con Edison of New York	0	0
Robert Sanchez President and Chief Executive Officer, Orange & Rockland	6,313	513,626

Footnotes:

(1) Represents the vesting of each Named Executive Officer's performance unit award for the 2019–2021 performance period, valued at $81.36, the closing price of Company Common Stock on February 15, 2022. Actual value realized by each Named Executive Officer will depend on each individual's payout election under the Company's long term incentive plan.

PENSION BENEFITS

Pension Plan Benefits

The tax-qualified defined benefit pension plan covers the Named Executive Officers hired before 2017. Employees of the Clean Energy Businesses are not eligible for the defined benefit pension plan. The defined benefit pension plan was closed to new management and rehired management employees as of December 31, 2016 and, as a result, excludes Ms. Donnley. The supplemental retirement income plan provides certain highly compensated employees, including the Named Executive Officers, whose benefits are limited by the Internal Revenue Code, with that portion of their defined benefit pension benefit that represents the difference between: (i) the amount they would have received under the defined benefit pension plan absent Internal Revenue Code limitations; and (ii) the amount actually paid from the defined benefit pension plan. All amounts under the supplemental retirement income plan are paid out of the Company's general assets.

For management employees who participate in the defined benefit pension plan and who were hired before January 1, 2001, including Messrs. Cawley, Ketschke, and Sanchez, pension benefits are based on: (i) the participant's highest average salary for 48 consecutive months within the 120 consecutive months prior to retirement ("final average salary"); (ii) the portion of final average salary in excess of the Social Security Wage Base ($142,800 for 2021) in the year of retirement; and (iii) the participant's length of service. For purposes of the supplemental retirement income plan's final average salary formula, a participant's salary for a year is deemed to include any award under the Company's annual incentive plans paid for that year. Participants in the retirement plan's final average salary formula whose age and years of service equal 75, including Messrs. Cawley, Ketschke, and Sanchez, are entitled to an immediate or deferred lifetime annuity or a lump sum. Employees receiving retirement benefits under the final average salary formula are eligible to receive subsidized retiree medical benefits upon retirement.

For management employees who participate in the defined benefit pension plan and who were hired on or after January 1, 2001 but before January 1, 2017, including Mr. Hoglund, pension benefits are based on a cash balance formula that is expressed as a hypothetical account balance. Under the defined benefit pension plan's cash balance formula, the Company provides each participant with two allocations: (i) an allocation based on the participant's annual compensation (a compensation credit) and (ii) an allocation based on an interest percentage (an interest credit). The compensation credit percent, which can range from 4% to 7% depending on the participant's age and years of service, is applied to the participant's compensation during the quarter. In addition, a participant whose compensation exceeds the Social Security Wage Base will receive a 4% credit on the amount of his or her compensation that exceeds the Social Security Wage Base. Cash balance accounts receive a quarterly interest credit at a rate equal to one-quarter (1/4) of the annual interest rate payable on the 30-year U.S. Treasury bond, subject to a minimum annual rate of 3% and a maximum annual rate of 9%. Benefit distributions are made in the form of an immediate or deferred lifetime annuity or a lump sum payment.

Management employees hired or rehired by Con Edison of New York, Orange & Rockland, or Con Edison Transmission, on or after January 1, 2017, including Ms. Donnley, participate in the defined contribution pension formula within the savings plan. Management employees employed by Clean Energy Businesses on or after January 1, 2019 are also eligible to participate in the defined contribution pension formula within the savings plan. Until December 31, 2021, management employees covered under the cash balance formula in the defined benefit plan could have made an election to earn future retirement benefits under the defined contribution pension formula in the savings plan rather than the defined benefit pension plan. Effective January 1, 2018, after 14 years of credited service under the cash balance formula in the defined benefit plan, Mr. Hoglund made this election and his first contribution to the defined contribution pension formula in the savings plan took effect on April 1, 2018. The Company continues to provide Mr. Hoglund's cash balance account in the defined benefit pension plan with interest credits attributable to his account balance prior to January 1, 2018.

The defined contribution pension formula in the savings plan for employees of Con Edison of New York, Orange & Rockland, and Con Edison Transmission provides the same level of Company compensation credits for a participant as the cash balance formula in the defined benefit pension plan. Employees of the Clean Energy Businesses receive a fixed three percent compensation credit. Under the defined contribution pension formula in the savings plan, participating employees make their own investment elections and are responsible for their own investment results. The following table shows how the compensation credit is calculated for Mr. Hoglund and Ms. Donnley.

Age Plus Years of Service	Crediting Rate on Compensation (%)	Plus +	Crediting Rate on Compensation Above Social Security Wage Base (%)
At Least 50 but less than 65	6		4
65 and Over	7		4

Defined Benefit Pension Table

The following table shows certain pension benefits information for each Named Executive Officer except Ms. Donnley as of December 31, 2021.

Name & Principal Position	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit[1] ($)	Payments during Last Fiscal Year ($)
Timothy P. Cawley President and Chief Executive Officer of the Company and Chief Executive Officer, Con Edison of New York	Retirement Plan Supplemental Retirement Income Plan	35 35	2,554,851 11,252,540	0 0
Robert Hoglund Senior Vice President and Chief Financial Officer of the Company and Con Edison of New York	Retirement Plan Supplemental Retirement Income Plan	14 19[2]	396,900 2,112,789	0 0
Matthew Ketschke President, Con Edison of New York	Retirement Plan Supplemental Retirement Income Plan	27 27	1,735,724 2,019,934	0 0
Robert Sanchez President and Chief Executive Officer, Orange & Rockland	Retirement Plan Supplemental Retirement Income Plan	32 32	2,503,087 5,996,082	0 0

Footnotes:

(1) Amounts were calculated as of December 31, 2021 using the assumptions that were used for the Company's financial statements. (See Note E to the financial statements in the Company's Annual Report on Form 10-K for material assumptions.)

(2) As part of Mr. Hoglund's employment offer in 2004, the Company agreed to provide him with an additional ten years of service to offset part of the long-term incentives forfeited upon leaving his previous employer. Five of the additional ten years of service vested on April 1, 2014 after he completed ten years of continuous employment and were credited to the supplemental retirement income plan. The remaining five years would have vested on April 1, 2019 after he completed 15 years of continuous service. However, effective January 1, 2018, after 14 years of credited service under the cash balance formula in the defined benefit plan, Mr. Hoglund elected to participate in the defined contribution pension formula in the savings plan. As a result, Mr. Hoglund's years of credited service under the cash balance formula were frozen effective April 1, 2018. The remaining five years of service were credited under the defined contribution pension formula in the savings plan.

NON-QUALIFIED DEFERRED COMPENSATION

Deferred Income Plan

All management employees, including the Named Executive Officers, whose benefits under the tax-qualified savings plan, described on page 64, are subject to the compensation limit in the Internal Revenue Code, are eligible to participate in a deferred income plan, a non-qualified deferred compensation plan. (The Internal Revenue Code limit for 2021 was $290,000.) The deferred income plan permits participating employees, including the Named Executive Officers, to defer on a before-tax basis: (i) up to 50% of their base salary; (ii) all or a portion of their annual incentive award; and (iii) the cash value of any restricted stock unit awards. Under the deferred income plan, the Company credits participating employees with a Company matching contribution on that portion of their contributions that cannot be matched under the tax-qualified savings plan because of Internal Revenue Code limitations. Participants whose benefits under the defined contribution pension formula in the savings plan were subject to the compensation limits in the Internal Revenue Code in 2018, received those benefits in the deferred income plan.

Earnings on amounts contributed under the deferred income plan reflect investment in accordance with participating employees' investment elections. Deferrals and any earnings thereon are always 100% vested. Company non-elective contributions vest 100% three years after a participating employee's date of hire.

There were no above-market or preferential earnings with respect to the deferred income plan. Individuals participating in the deferred income plan may elect to receive the performance of institutionally managed funds. Participants may change their investment allocation once per calendar quarter. All amounts distributed from the deferred income plan are paid out of the Company's general assets.

Savings Plan

Employees who participate in the savings plan, including the Named Executive Officers, may contribute up to 50% of their compensation on a before-tax basis and/or an after-tax basis, into their savings plan accounts. For Messrs. Cawley, Ketschke, and Sanchez, whose pension benefit is based on the final average salary formula in the defined benefit pension plan, the Company matches 50% for each dollar contributed by participating employees on the first 6% of their regular earnings. For Mr. Hoglund and Ms. Donnley, who participate in the defined contribution pension formula in the savings plan, the Company matches 100% for each dollar contributed by such participating employees on the first 4% of their regular earnings plus an additional 50% for each dollar contributed on the next 4% of their regular earnings.

Under the defined contribution pension formula in the savings plan, the Company makes non-elective employer contributions for employees of Con Edison of New York, Orange & Rockland, and Con Edison Transmission at the same level as it would under the cash balance formula in the defined benefit pension plan. Contributions for employees of Clean Energy Businesses are fixed at 3% of eligible compensation.

Management employees who participate in the defined contribution pension formula and are subject to Internal Revenue Code limits, are eligible to participate in the supplemental defined contribution pension formula.

The cash balance formula and the defined contribution pension formula are both described in the narrative to the "*Defined Benefit Pension Table*" on page 74.

Amounts deferred under the savings plan and the deferred income plan by the Named Executive Officers are included in the "*Salary*" and "*Non-Equity Incentive Plan Compensation*" columns of the "*Summary Compensation Table*" on pages 68 through 69. Company matching contributions and non-elective contributions under the defined contribution pension formula to the Named Executive Officers under the savings plan and the deferred income plan are shown in the "*All Other Compensation*" column of the "*Summary Compensation Table*" on pages 68 through 69. Amounts realized upon vesting of stock awards that were deferred into the deferred income plan, if any, are shown on the "*Value Realized on Vesting*" column of the "*Option Exercises and Stock Vested Table*" on page 72.

Non-Qualified Deferred Compensation Table

The following table sets forth certain information with respect to non-qualified deferred compensation for each Named Executive Officer as of December 31, 2021.

Name & Principal Position	Plan Name	Executive Contributions in Last FY[1] ($)	Registrant Contributions in Last FY[2] ($)	Aggregate Earnings/ (Losses) in Last FY[3] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE[4] ($)
Timothy P. Cawley President and Chief Executive Officer of the Company and Chief Executive Officer, Con Edison of New York	Deferred Income Plan	57,600	28,800	352,301	0	2,291,725
Robert Hoglund Senior Vice President and Chief Financial Officer of the Company and Con Edison of New York	Deferred Income Plan	557,795	32,782	1,136,145	0	5,296,708
	Supplemental Defined Contribution Pension Formula in Savings Plan	—	123,123	120,624	0	1,374,867
Matthew Ketschke President, Con Edison of New York	Deferred Income Plan	21,360	10,680	7,687	0	67,302
Deneen L. Donnley Senior Vice President and General Counsel of the Company and Con Edison of New York	Deferred Income Plan	87,574	20,332	18,558	0	176,786
	Supplemental Defined Contribution Pension Formula in Savings Plan	—	76,940	8,090		120,151
Robert Sanchez President and Chief Executive Officer, Orange & Rockland	Deferred Income Plan	14,353	7,176	1,136	0	193,674

Footnotes:

(1)　Amounts set forth under "*Executive Contributions in Last FY*" column are reported in either: (i) the "*Salary*" column of the "*Summary Compensation Table*" on pages 68 through 69; (ii) the "*Value Realized on Vesting*" column of the "*Option Exercises and Stock Vested Table*" on page 72; or (iii) the "*Non-Equity Incentive Plan Compensation*" column of the "*Summary Compensation Table*" of the Company's Proxy Statements for its 2021 and 2022 annual meetings of stockholders, as applicable.

(2)　The amounts set forth under the "*Registrant Contributions in Last FY*" column are reported in the "*All Other Compensation*" column of the "*Summary Compensation Table*" on pages 68 through 69.

(3)　Represents earnings or losses on accounts for fiscal year 2021. No amounts set forth under "*Aggregate Earnings/(Losses) in Last FY*" column have been reported in the "*Summary Compensation Table*" on pages 68 through 69, as there were no above-market or preferential earnings credited to any Named Executive Officer's account.

(4) Aggregate account balances in the non-qualified deferred compensation plans as of December 31, 2021:

Deferred Income Plan	Timothy P. Cawley ($)	Robert Hoglund ($)	Matthew Ketschke ($)	Deneen L. Donnley ($)	Robert Sanchez ($)
Executive contributions	1,226,114	1,977,429	34,160	113,654	97,680
Company matching contributions	82,840	335,438	17,080	39,892	26,043
Company non-elective contributions	—	89,089	—	—	—
Earnings	982,771	2,894,752	16,062	23,240	69,951
Total	2,291,725	5,296,708	67,302	176,786	193,674

Supplemental Defined Contribution Pension Plan					
Company non-elective contributions	0	316,540	0	107,596	0
Earnings	0	355,530	0	12,555	0
Total	0	672,070	0	120,151	0

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT OR CHANGE OF CONTROL

The Severance Program for Officers of the Company and its subsidiaries (the "Severance Program") provides compensation to officers, including the Named Executive Officers, in the event of certain terminations of employment or a change of control of the Company. The amount of compensation that is potentially payable to each Named Executive Officer in each situation is listed in the table. These amounts are estimates only and do not necessarily reflect the actual amounts that would be paid to these Named Executive Officers, which would only be known at the time that they become eligible for payment. The table reflects the amount that could be payable under the Severance Program assuming such termination occurred at December 31, 2021. The price per share of Company Common Stock on December 31, 2021 was $85.32 per share.

Name & Principal Position	Executive Benefits and Payments Upon Termination[1]	Resignation for any Reason (prior to CIC) or Resignation without Good Reason (following a CIC) ($)	Retirement ($)	Termination without Cause[2] ($)	Termination for Cause ($)	Termination without Cause or Resignation for Good Reason (following a CIC)[3] ($)	Death or Disability ($)
Timothy P. Cawley	Severance	0	0	4,375,000	0	7,187,500	0
President and Chief Executive Officer of the Company and Chief Executive Officer,	Long-term plan incentives[4]	0	8,438,148[5]	8,438,148[5]	0	8,438,148[5]	8,438,148[5]
Con Edison of New York	Benefits and Perquisites	0	0	4,393,802	0	8,762,603	1,250,000
	Total[6]	0	8,438,138	17,206,950	0	24,388,251	9,688,148
Robert Hoglund	Severance	0	0	2,096,000	0	3,563,200	0
Senior Vice President and Chief Financial Officer of the Company and Con Edison of New York	Long-term plan incentives[4]	0	3,523,716[5]	3,523,716[5]	0	3,523,716[5]	3,523,716[5]
	Benefits and Perquisites	0	0	223,139	0	421,278	838,400
	Total[6]	0	3,523,716	5,842,855	0	7,508,194	4,362,116
Matthew Ketschke	Severance	0	0	1,679,600	0	2,842,400	0
President, Con Edison of New York	Long-term plan incentives[4]	0	2,354,832[5]	2,354,832[5]	0	2,354,832[5]	2,354,832[5]
	Benefits and Perquisites	0	0	1,339,322	0	2,653,643	646,000
	Total[6]	0	2,354,832	5,373,754	0	7,850,875	3,000,832
Deneen L. Donnley	Severance	0	0	1,513,000	0	2,584,700	0
Senior Vice President and General Counsel of the Company and Con Edison of Officer, Orange & Rockland	Long-term plan incentives[4]	0	1,996,488[5]	1,996,488[5]	0	1,996,488[5]	1,996,488[5]
	Benefits and Perquisites	0	0	142,041	0	259,082	630,400
	Total[6]	0	1,996,488	3,651,529	0	4,840,270	2,626,888
Robert Sanchez	Severance	0	0	1,379,300	0	2,334,200	0
President and Chief Executive Officer, Orange & Rockland	Long-term plan incentives[4]	0	2,150,064[5]	2,150,064[5]	0	2,150,064[5]	2,150,064[5]
	Benefits and Perquisites	0	0	592,877	0	1,160,753	530,500
	Total[6]	0	2,150,064	4,122,241	0	5,645,017	2,680,564

Footnotes:

(1) Assumes the compensation of Messrs. Cawley, Hoglund, Ketschke, and Sanchez, and Ms. Donnley for 2021 is as follows: (i) Mr. Cawley's base salary equal to $1,250,000 and a target annual bonus equal to 125% of base salary; (ii) Mr. Hoglund's base salary equal to $838,400 and a target annual bonus equal to 75% of base salary; (iii) Mr. Ketschke's base salary equal to $646,000 and a target annual bonus equal to 80% of base salary; (iv) Ms. Donnley's base salary equal to $630,400 and a target annual bonus equal to 70% of base salary; and (v) Mr. Sanchez's base salary equal to $530,500 and a target annual bonus equal to 80% of base salary. Benefits and perquisites include incremental non-qualified retirement plan amounts (supplemental retirement income plan), health care cost coverage, death benefit proceeds (deferred income plan), and outplacement costs. For disclosure of the benefits payable to each Named Executive Officer upon termination of employment under the Company's: (i) qualified and non-qualified retirement plans, see the "*Defined Benefit Pension Table*" and related footnotes on page 74; and (ii) non-qualified deferred compensation plan (deferred income plan), see the "*Non-Qualified Deferred Compensation Table*" and related footnotes on pages 76 through 77.

(2) As per the Severance Program, the Named Executive Officer's severance benefit pursuant to a termination without "Cause" (before a Change of Control or "CIC") is equal to: (i) a lump sum equal to any unpaid base salary and annual target bonus prorated through the termination date and any accrued vacation pay;

(ii) a lump sum equal to the net present value of one additional year of service credit or compensation credits under the Company's retirement plans (assuming compensation at Named Executive Officer's then annual rate of base salary and target annual bonus); (iii) a lump sum equal to 1x the sum of the Named Executive Officer's then base salary and target annual bonus; (iv) one year continuation of health and life insurance coverage and one year of additional service credit toward eligibility for (but not for commencement of) retiree benefits, and (v) one year of outplacement costs.

(3) As per the Severance Program, the Named Executive Officer's severance benefit under a termination without Cause or resignation for Good Reason (on or following CIC) is equal to the same severance benefit under a termination without Cause (before CIC) as described in footnote (2) except the amounts in clauses (ii), (iii), and (iv) are 2x instead of 1x.

(4) Potential payments under the long term incentive plan require the occurrence of a (i) CIC and (ii) qualifying termination of employment (a "CIC Separation from Service") unless the Compensation Committee determines otherwise.

(5) For disclosure purposes, the Compensation Committee is assumed to have taken action pursuant to the long term incentive plan to fully accelerate the vesting of target performance unit awards.

(6) The total amounts are in addition to: (i) vested or accumulated benefits under the Company's defined benefit pension plans, 401(k) plans, and non-qualified deferred compensation plans, which are set forth in the compensation disclosure tables; (ii) benefits paid by insurance providers under life and disability insurance policies; and (iii) benefits generally available to all management employees, such as accrued vacation.

A description of the assumptions that were used in creating the table for the Named Executive Officers is as follows:

Equity Acceleration

Separation from Service

With respect to unvested time and performance-based equity awards under the long term incentive plan, in the event of a Termination, Retirement, death, or Disability, the Compensation Committee has discretion to determine the terms of the awards (including, without limitation, to accelerate the vesting of unvested awards). Unless otherwise provided by the Compensation Committee, in the event of a Retirement, death, or Disability, time and performance-based equity awards vest pro rata through the date of the event.

For the purposes of the long term incentive plan: (i) "Termination" means a resignation or discharge from employment, except death, Disability, or Retirement; (ii) "Retirement" means resignation on or after age 55 with at least five years of service; and (iii) "Disability" means an inability to work in any gainful occupation for which the person is reasonably qualified by education, training, or experience because of a sickness or injury for which the person is under doctor's care.

Change in Control

As per the long term incentive plan, in the event of a CIC Separation from Service, unvested performance-based equity awards vest pro rata, assuming targeted performance was achieved.

For purposes of the long term incentive plan, "Change in Control" has the same meaning as "Change of Control" under the Severance Program.

For purposes of the long term incentive plan, a "CIC Separation from Service" means a termination without Cause or due to a resignation for Good Reason that occurs on or before the second anniversary following the occurrence of a Change in Control.

"*Cause*" means the conviction of the Named Executive Officer of a felony or the entering by the Named Executive Officer of a plea of *nolo contendere* to a felony, in either case having a significant adverse effect on the business and affairs of the Company.

"*Good Reason*" occurs if the Named Executive Officer resigns for any of the following reasons: (i) any material decrease in base compensation; (ii) any material breach by the Company of any material provisions of the long term incentive plan; (iii) a requirement by the Company for the Named Executive Officer to be based at any office or location more than 50 miles from the location the Named Executive Officer is employed prior to the Change in Control; or (iv) the assignment of any duties materially inconsistent in any respect with the Named Executive Officer's position, authority, duties, or responsibilities.

Incremental Retirement Amounts

As per the Severance Program, the amounts relating to the incremental retirement amounts in the table are based on the net present value of one additional year of service credit under the Company's retirement plans following a termination without Cause or a resignation for Good Reason (two additional years if such termination is in connection with a Change in Control) assuming compensation at the Named Executive Officer's annual salary and target award, age 65 normal retirement, and the assumptions used to calculate lump sum benefits under the qualified retirement plan in December 2021.

The assumptions for Messrs. Cawley, Ketschke, and Sanchez include interest rates of 0.70% for the first five years, 2.55% for the next 15 years, and 3.06% thereafter (adjusted to (0.98)%, 0.84%, and 1.34%, respectively, to reflect cost of living adjustments) and the RP-2000 mortality table projected for 2021 (50% male/50% female blend).

The assumptions for Mr. Hoglund's and Ms. Donnley's retirement amount are in accordance with the applicable defined contribution pension formula within the savings plan and reflect only additional compensation credits. All amounts payable pursuant to an incremental non-qualified retirement plan are assumed to be paid as a lump sum.

Termination Without Cause or a Resignation for Good Reason

As per the Severance Program, the Named Executive Officer will receive certain benefits as described in the table if he or she is terminated by the Company for reasons other than Cause or he or she resigns for Good Reason (following a Change of Control). A termination is for Cause if it is for any of the following reasons:(i) commission of, conviction of, or the entering of a plea of *nolo contendere* to, a felony, or a misdemeanor involving moral turpitude, if such felony or misdemeanor is work-related, materially impairs the Named Executive Officer's ability to reasonably perform services for his or her employer, or results or could reasonably be expected to result in harm to the property, reputation, or business of his or her employer; (ii) willful and continued failure to substantially perform his or her duties in the course of employment with his or her employer (other than any such failure resulting from the Named Executive Officer's physical or mental incapacity) after a written demand for substantial performance is delivered to the Named Executive Officer by the Board, the Chief Executive Officer, or the Company that employs the Named Executive Officer; (iii) conduct that results or could reasonably be expected to result in harm to the property, reputation, or business of his or her employer, including a violation or material failure to comply with his or her employer's written policies or standards of conduct, including those relating to discrimination, harassment, performance of illegal or unethical activities, and ethical misconduct; (iv) refusal to follow the lawful directions of the Board, the Chief Executive Officer, or the company that employs the Named Executive Officer; (v) breach of any fiduciary duty owed to his or her employer; (vi) violation of applicable federal, state, or local law or regulation governing the business of his or her employer; (vii) violation of the drug and alcohol testing policies of his or her employer or reporting to work under the influence of alcohol or any controlled substance (other than a controlled substance that the Named Executive Officer is properly taking under a current prescription); (viii) misappropriation (or attempted misappropriation) of any assets or property of his or her employer; (ix) material breach of any written agreement between the Named Executive Officer and his or her employer; (x) resigning employment in lieu of being discharged for misconduct or (xi) any conduct that the Administrator determines to be detrimental to his or her employer.

As per the Severance Program, a resignation for Good Reason occurs if the Named Executive Officer resigns for any of the following reasons on or following a Change of Control: (i) any material decrease in base compensation (except uniform decreases affecting similarly situated employees); (ii) any material breach by the Company of any material provisions of the Severance Program; (iii) a requirement by the Company for the Named Executive Officer to be based more than 50 miles from the location the Named Executive Officer is employed prior to the Change of Control; or (iv) the assignment of any duties materially inconsistent in any respect with the Named Executive Officer's position, authority, duties, or responsibilities.

Payments Upon Termination of Employment in Connection with a Change of Control

As per the Severance Program, the Named Executive Officer will receive certain benefits as described in the table if his or her termination of employment is without Cause by the Company or he or she resigns for Good Reason following a Change of Control.

Section 280G Reduction

As per the Severance Program, in the event a Named Executive Officer receives any payment or distribution from the Company in connection with a Change of Control, he or she may be subject to certain excise taxes pursuant to Section 280G of the Internal Revenue Code. If any such payment or distribution subjects the Named Executive Officer to such taxes and the Named Executive Officer would receive a greater net after-tax amount if the payment were reduced to avoid such taxation, the aggregate present value of amounts payable to the Named Executive Officer pursuant to the Severance Program will be reduced (but not below zero) to the extent it does not trigger taxation under Section 4999 of the Internal Revenue Code.

Death Benefit

As per the Company's Deferred Income Plan, participating officers, including the Named Executive Officers, are entitled to a death benefit equal to their individual base salary. The benefits are payable in a lump sum.

COMPENSATION COMMITTEE REPORT

The Management Development and Compensation Committee of the Board of Directors of the Company has reviewed and discussed the Compensation Discussion and Analysis (the "CD&A") for 2021 with management of the Company. Based on this review and discussion, the Committee recommended to the Board of Directors that the CD&A be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2021 and this Proxy Statement.

Management Development and Compensation Committee:

Deirdre Stanley (Chair)
John F. Killian
Dwight A. McBride
William J. Mulrow
Michael W. Ranger
L. Frederick Sutherland

COMPENSATION RISK MANAGEMENT

In 2021, the Compensation Committee asked Mercer to undertake a risk assessment of the Company's compensation programs to determine whether the Company's compensation policies and practices for employees, generally, would reasonably be expected to have a material adverse effect on the Company's risk management and create incentives that could lead to excessive or inappropriate risk taking by employees. The Compensation Committee also asked management to review the assessment. Based on Mercer's risk assessment findings, with which the Compensation Committee and management concur, the Company's compensation programs are not reasonably likely to have a material adverse effect on the Company's risk management or create incentives that could lead to excessive or inappropriate risk taking by employees.

Among the relevant features of the Company's compensation programs that mitigate risk are:

- a recoupment policy applicable to all Company officers with respect to incentive-based compensation;
- annual and long-term incentives under the Company's compensation programs appropriately balanced between annual and long-term financial performance goals that are expected to enhance stockholder value;
- annual and long-term incentives tied to multiple performance goals to reduce undue weight on any one goal;
- non-financial performance factors used in determining the actual payout of annual incentive compensation as a counterbalance to financial performance goals;
- compensation programs designed to deliver a significant portion of compensation in the form of long-term incentives, discouraging excessive focus on annual results;
- performance-based equity awards based on performance over a three-year period, focusing on sustainable performance over a three-year cycle rather than any one year;
- annual and long-term incentive awards that are subject to appropriate payment caps and Compensation Committee discretion to reduce payouts; and
- share ownership guidelines that further the long-term interests of executives and stockholders, and restrictions on shorting, hedging, and pledging Company securities.

PAY RATIO

The Company is required by SEC rules to disclose the median annual total compensation of all employees of the Company (excluding the Chief Executive Officer), the annual total compensation of the Chief Executive Officer, and the ratio of these two amounts (the "pay ratio"). The pay ratio below is a reasonable estimate based on the Company's payroll records and the methodology described below, and was calculated in a manner consistent with SEC rules. Because SEC rules for identifying the median employee and calculating the pay ratio allow companies to adopt a variety of methodologies, the pay ratio reported by other companies may not be comparable to the pay ratio reported below, as other companies may have different employment and compensation practices and may use different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

The Company reviewed its entire workforce (excluding the Chief Executive Officer, Timothy P. Cawley), consisting of 14,148 full- and part-time employees of the Company and its subsidiaries as of December 31, 2021. The Company's median employee was identified by a consistently applied compensation measure using earnings as reported on Internal Revenue Service Form W-2 for 2021. In making this determination, the Company annualized the compensation of all employees hired during 2021, and did not make any cost of living adjustments. This was the same methodology used in 2017 to identify the Company's median employee. The employee identified in 2021 is based in New York and is represented by a collective bargaining unit.

For 2021, the annual total compensation of the Company's median employee, as calculated using Summary Compensation Table requirements, was $132,803 and the annual total compensation of the Chief Executive Officer was $10,342,198. The resulting pay ratio of the Chief Executive Officer's annual total compensation to the annual total compensation of the Company's median employee was 78 to 1.

DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Exchange Act requires the Company's directors and executive officers and persons who own more than ten percent of the Company's Common Stock to file reports with the SEC of their ownership in the equity securities of the Company and its subsidiaries and of changes in that ownership. SEC regulations also require the Company to identify in this Proxy Statement any person subject to this requirement who failed to file any such report on a timely basis. To the Company's knowledge, based solely on a review of the filed reports and written representations that no other reports are required, the Company believes that each of its directors and executive officers complied with all such filing requirements during 2021, except that (i) due to an administrative error, a January 16, 2021 Form 3 filing for Joseph A. Miller did not timely report all of his initial holdings on becoming subject to Section 16(a) and an amended Form 3 filing was made for Mr. Miller on June 16, 2021 reporting an additional 38 shares, and (ii) the Company did not timely report the 53,438 shares withheld by Mr. McAvoy to pay taxes on the distribution of his long term incentive plan shares on June 29, 2021, which was subsequently reported on a Form 4 filing on December 30, 2021.

CERTAIN INFORMATION AS TO INSURANCE AND INDEMNIFICATION

No stockholder action is required with respect to the following information that is included to fulfill the requirements of Section 726 of the Business Corporation Law of the State of New York.

Effective December 2, 2021, the Company purchased directors and officers liability insurance ("D&O Liability Insurance") for a one-year term providing for reimbursement, with certain exclusions and deductions, to: (i) the Company and its subsidiaries for payments they make to indemnify Directors, Trustees, officers, and assistant officers of the Company and its subsidiaries, (ii) Directors, Trustees, officers, and assistant officers for losses, costs, and expenses incurred by them in actions brought against them in connection with their acts in those capacities for which they are not indemnified by the Company or its subsidiaries, and (iii) the Company and its subsidiaries for any payments they make resulting from a securities claim. The insurers are: ACE American Insurance Company, Allianz Global Risks US Insurance Company, Associated Electric & Gas Insurance Services Limited, Arch Insurance Company, Axis Insurance Company, Beazley Insurance Company, Inc., Continental Casualty Company, Endurance American Insurance Company, Endurance American Specialty Insurance Company, Everest National Insurance Company, National Union Fire Insurance Company of Pittsburgh, Pa., Travelers Casualty and Surety Company of America, U.S. Specialty Insurance Company, AXA XL Bermuda Ltd., XL Specialty Insurance Company, and Zurich-American Insurance Company. The total cost of the D&O Liability Insurance for one year from December 2, 2021 amounts to $3,867,843. The Company also purchased from Associated Electric & Gas Insurance Services Limited, Arch Insurance Company, Axis Insurance Company, Energy Insurance Mutual, Great American Insurance Company, RLI Insurance Company, Travelers Casualty and Surety Company of America, U.S. Specialty Insurance Company, and Zurich American Insurance Company, additional insurance coverage for one year effective January 1, 2022, insuring the Directors, Trustees, officers, assistant officers, and employees of the Company and its subsidiaries and certain other parties against certain liabilities which could arise in connection with fiduciary obligations mandated by ERISA and from the administration of the employee benefit plans of the Company and its subsidiaries ("D&O Fiduciary Liability Insurance"). The cost of such coverage was $926,491. Premiums for both D&O Liability Insurance and D&O Fiduciary Liability Insurance do not include the applicable taxes.

QUESTIONS AND ANSWERS ABOUT THE 2022 ANNUAL MEETING AND VOTING

Proxy Materials

What Are The Proxy Materials?

The Proxy Materials include the following:

- The Proxy Statement.
- The Annual Report to Stockholders of the Company, which includes the consolidated financial statements and accompanying notes for the year ended December 31, 2021, and other information relating to the Company's financial condition and results of operations.

If you received the Proxy Materials by mail, they also include a proxy card or a voter instruction form for use at the 2022 Annual Meeting.

Why Am I Receiving The Proxy Materials?

The Proxy Materials are provided to stockholders of the Company on or about April 4, 2022, in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Annual Meeting and any adjournments or postponements of the Annual Meeting. As a stockholder, you are invited to the Annual Meeting and to vote on the items of business described in this Proxy Statement. The Proxy Materials include information that we are required to provide to you under the rules of the SEC. We are providing the Proxy Materials to our stockholders by mail, e-mail, or in accordance with the SEC's "Notice and Access" rule.

Why Did I Receive The Proxy Materials In The Mail?

We are providing paper copies of the Proxy Materials to stockholders who have previously requested to receive paper copies. You may also access the Proxy Materials and vote online at the Internet address provided on the proxy card or the voter instruction form. If you do not want to receive paper copies of proxy materials on an ongoing basis, please sign up for electronic delivery by following the instructions on your proxy card or voter instruction form.

Why Did I Receive E-Mail Delivery Of The Proxy Materials?

We are providing e-mail delivery of the Proxy Materials to those stockholders who have previously elected electronic delivery. Those stockholders should have received an e-mail containing a link to the website where those materials are available and a link to the proxy voting website.

Why Did I Receive A Notice Of Internet Availability Of Proxy Materials?

To reduce the environmental impact of our Annual Meeting, we are providing the Proxy Materials over the Internet. As a result, we are sending many of our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") instead of a paper copy of the Proxy Materials. All stockholders receiving the Notice of Internet Availability may access the Proxy Materials over the Internet and request a paper copy of the Proxy Materials by mail. Instructions on how to access the Proxy Materials over the Internet, to vote online, and to request a paper copy may be found in the Notice of Internet Availability. In addition, the Notice of Internet Availability contains instructions on how you may request delivery of proxy materials in printed form by mail or electronically on an ongoing basis.

Can I Request A Paper Copy Of The Proxy Statement And Annual Report?

The Company's Proxy Statement and Annual Report are available on our website at *www.conedison.com/shareholders*. **A copy of these materials is also available without charge upon written request to the Company's Vice President and Corporate Secretary at the Company's principal executive office at 4 Irving Place, New York, New York 10003.**

I Share An Address With Another Stockholder, And We Received Only One Copy Of The Proxy Materials. How May I Obtain An Additional Copy?

We have adopted a procedure approved by the SEC called "householding." Under this procedure, registered holders of Company Common Stock who have the same address and last name and who receive either a Notice of Internet Availability or a paper copy of the Proxy Materials in the mail will receive only one copy of the Proxy Materials, or a single envelope containing the Notice of Internet Availability, for all stockholders at that address. This consolidated method of delivery will continue unless we are notified from a stockholder at that address that individual copies are preferred. Householding allows us to realize significant cost savings and reduces the amount of duplicate information stockholders receive.

If you are a registered holder of Company Common Stock and wish to discontinue householding, please notify Computershare, the Company's Transfer Agent and Registrar, by calling 1-800-522-5522.

If you are a beneficial holder of Company Common Stock who holds Company Common Stock through an intermediary, such as a broker, bank, or other financial institution, and wish to discontinue householding, please submit a request to Broadridge Householding Department by telephone at 1-866-540-7095 or by mail at 51 Mercedes Way, Edgewood, NY 11717.

Who Pays The Cost Of Soliciting Proxies For The Annual Meeting?

The Company will pay the expenses associated with the solicitation of proxies. The solicitation of proxies is being made by mail, telephone, the Internet, electronic transmission, or overnight delivery. The expense associated with the solicitation of proxies will include reimbursement for postage and clerical expenses to brokerage houses and other custodians, nominees, or fiduciaries for forwarding Proxy Materials and other documents to beneficial owners of stock held in their names. Morrow Sodali LLC ("Morrow"), 333 Ludlow Street, Stamford, CT 06902, has been retained to assist in the solicitation of proxies. The estimated cost of Morrow's services is $23,000 plus distribution costs and other costs and expenses.

Voting and Related Matters

What Is The Record Date?

The Board of Directors has established March 21, 2022 as the record date for the determination of the Company's stockholders entitled to receive notice of and to vote at the Annual Meeting.

How Many Votes Do I Have?

You are entitled to one vote on each proposal presented at the Annual Meeting for each outstanding share of Company Common Stock you owned on the record date.

How Many Votes Can Be Cast By All Stockholders Entitled To Vote At The Annual Meeting?

One vote on each proposal presented at the Annual Meeting for each of the 354,192,652 shares of Company Common Stock that were outstanding on the record date.

How Many Votes Must Be Present To Hold The Annual Meeting?

To constitute a quorum to transact business at the Annual Meeting, the holders of a majority of the shares of Company Common Stock entitled to vote at the Annual Meeting must be present at the Annual Meeting, either by means of remote communication or by proxy. We strongly recommend that you vote in advance of the Annual Meeting so that we will know as soon as possible that enough votes will be present to hold the meeting. Abstentions and broker non-votes are counted in the determination of the quorum.

How Do I Vote?

Stockholders have a choice of voting over the Internet, by telephone, by mail, or at the Annual Meeting.

- If you received a printed copy of the Proxy Materials, please follow the instructions on your proxy card or voter instruction form. Your proxy card or voter instruction form provides information on how to vote.

- If you received a Notice of Internet Availability, please follow the instructions on the notice. The Notice of Internet Availability provides information on how to vote.

- If you received an e-mail notification, please click on the link provided in the e-mail notification and follow the instructions on how to vote.

- If you are a beneficial holder of Company Common Stock who holds Company Common Stock through an intermediary, such as a broker, bank, or other financial institution, you may vote at the Annual Meeting. Your 16-digit control number will grant you access to the virtual Annual Meeting website (*www.virtualshareholdermeeting.com/ED2022*). Online check in will be available approximately 15 minutes before the meeting starts. In order to vote your shares at the Annual Meeting, you must click on the link *www.proxyvote.com* and input the 16-digit control number you received in your proxy materials.

- If you are a registered holder of Company Common Stock or participate in the Company's Stock Purchase Plan, you must request a 16-digit virtual meeting access ("VMA") control number in advance to access the virtual Annual Meeting website (*www.virtualshareholdermeeting.com/ED2022*) and ask questions at the Annual Meeting. Online check-in will be available approximately 15 minutes before the meeting starts. To initiate a VMA control number request, please e-mail Computershare at legalproxy@computershare.com, using the subject line "VMA Request." Include your full name exactly as it appears on your account and include a copy of your proxy card or notice of annual meeting. Alternatively, if you received your voting instructions via e-mail, you may forward or attach that e-mail. Computershare will send you an e-mail response within seven days of your request. The e-mail response will include your VMA control number and instructions to attend the virtual Annual Meeting. Please verify that you have received a response in advance of the virtual Annual Meeting. **Advanced registration requests for VMA control numbers must be received no later than 5:00 p.m., EDT, on Monday, May 9, 2022** to allow adequate time for processing. Please note that, although the VMA control number will enable you to access the virtual Annual Meeting website and ask questions during the Annual Meeting, it cannot be used to vote. Registered holders of Company Common Stock may vote their shares prior to and during the Annual Meeting at *www.investorvote.com/ED* using the 15-digit control number displayed on your proxy card, Notice of Internet Availability, or meeting materials e-mail for the Annual Meeting. Follow the instructions at *www.investorvote.com/ED* to vote. Holders of Company Common Stock through the Company's Stock Purchase Plan may not vote at the Annual Meeting as the voting cut-off time for the Company's Stock Purchase Plan at *www.investorvote.com/EDESP* is 1:00 a.m., EDT, on May 12, 2022.

(See "*Questions and Answers About the 2022 Annual Meeting and Voting—Annual Meeting Information*" beginning on page 88 for additional information.)

To help us reduce the environmental impact of our meeting, we ask that you vote through the Internet or by telephone, both of which are available 24 hours a day. To ensure that your vote is counted, please remember to submit your vote by the date and time indicated on your proxy card, voter instruction form, Notice of Internet Availability, or e-mail notification, as applicable.

If My Shares Are Held By An Intermediary, Can My Shares Be Voted Without Instruction?

The SEC has approved a New York Stock Exchange rule that affects the manner in which your broker, bank, or other financial Institution may vote your shares. Your broker, bank, or other financial Institution may not vote on your behalf for the election of directors or compensation-related matters unless you provide specific voting instructions to them. For your vote to be counted, you need to communicate your voting decisions to your broker, bank, or other financial Institution, in the manner prescribed by them, before the date of the Annual Meeting.

If you have any questions about this rule or the proxy voting process in general, please contact the broker, bank, or other financial institution where you hold your shares. The SEC also has a website (*www.sec.gov/spotlight/proxymatters.shtml*) with more information about your rights as a stockholder.

If I Am A Registered Holder Of Company Common Stock, What If I Don't Vote For One Or More Of The Matters Listed On My Proxy Card?

All shares represented by properly executed proxies received in time for the Annual Meeting will be voted at the Annual Meeting in the manner specified by the persons giving those proxies. If you return a signed proxy without indicating voting instructions your shares will be voted as follows:

- *for* the election of the twelve Director nominees;
- *for* the ratification of the appointment of independent accountants; and
- *for* the advisory vote to approve named executive officer compensation.

Can I Revoke My Proxy Or Change My Vote?

Yes, depending on how your shares of Company Common Stock are held, you may revoke your proxy or change your vote by sending in a new, properly executed proxy card or voter instruction form with a later date, or by casting a new vote by Internet or telephone, or by sending a properly executed written notice of revocation to the Company's Vice President and Corporate Secretary at the Company's principal executive office at 4 Irving Place, New York, New York 10003. Check the instructions on your proxy card, voter instruction form, Notice of Internet Availability, or e-mail notification for information regarding your specific revocation options.

- If you are a beneficial holder of Company Common Stock who holds Company Common Stock through an intermediary, such as a broker, bank or other financial institution, you may also revoke or change your vote by attending the Annual Meeting, clicking on the link *www.proxyvote.com* and inputting your 16-digit control number.
- If you are a registered holder of Company Common Stock, you may also revoke or change your vote during the Annual Meeting at *www.investorvote.com/ED* using the 15-digit control number displayed on your proxy card, Notice of Internet Availability, or meeting materials e-mail for the Annual Meeting.
- If you are a holder of Company Common Stock through the Company's Stock Purchase Plan, you may not vote, revoke or change your vote at the Annual Meeting as the voting cut-off time for the Company's Stock Purchase Plan at *www.investorvote.com/EDESP* is 1:00 a.m., EDT, on May 12, 2022. Attendance at the Annual Meeting without voting will not by itself revoke a proxy.

Who Tabulates The Votes?

Votes will be tabulated by Computershare Trust Company, N.A., as inspector of election for the Annual Meeting.

Annual Meeting Information

What Is The Virtual Location, Date, And Time Of The Annual Meeting?

The Annual Meeting will be held on Monday, May 16, 2022, at 10:00 a.m., Eastern Daylight Time.

Due to the ongoing impact of COVID-19, we plan to hold the Annual Meeting by means of remote communication only at *www.virtualshareholdermeeting.com/ED2022*. The virtual meeting offers the same participation opportunities as an in-person meeting. Online check-in will be available approximately 15 minutes before the Annual Meeting starts. If you encounter any difficulties accessing the virtual annual meeting website during the check-in or Annual Meeting time, please call the technical support number that will be posted on the log-in page.

Who Can Attend The Annual Meeting?

Attendance at the Annual Meeting will be limited to holders of Company Common Stock on March 21, 2022, the record date, the authorized representative (one only) of an absent stockholder, and invited guests of management.

How Do I Attend The Annual Meeting Virtually, Vote And Submit Questions Or Make Comments?

The 2022 Annual Meeting will be held virtually at *www.virtualshareholdermeeting.com/ED2022*.

If you are a beneficial holder of Company Common Stock who holds Company Common Stock through an intermediary, such as a broker, bank, or other financial institution, you may attend the Annual Meeting virtually by using your 16-digit control number to gain access to the virtual Annual Meeting website. You may submit a question or comment to the Company through the virtual Annual Meeting website. In order to vote your shares at the Annual Meeting, you must click on the link *www.proxyvote.com* and input the 16-digit control number you received in your proxy materials.

If you are a registered holder of Company Common Stock or a participant in the Company's Stock Purchase Plan, you may attend the Annual Meeting virtually with a VMA control number. To initiate a VMA control number request, please e-mail Computershare at legalproxy@computershare.com, using the subject line "VMA Request." Include your full name exactly as it appears on your account and include a copy of your proxy card or notice of annual meeting. Alternatively, if you received your voting instructions via e-mail, you may forward or attach that e-mail. Computershare will send you an e-mail response within seven days of your request. The e-mail response will include your VMA control number and instructions to attend the virtual Annual Meeting. Please verify that you have received a response in advance of the virtual Annual Meeting. **Advanced registration requests for VMA control numbers must be received no later than 5:00 p.m., EDT, on Monday, May 9, 2022** to allow adequate time for processing. Please note that, although the VMA control number will enable you to access the virtual Annual Meeting website and ask questions during the Annual Meeting, it cannot be used to vote. Registered holders of Company Common Stock may vote their shares prior to and during the Annual Meeting at *www.investorvote.com/ED* using the 15-digit control number displayed on your proxy card, Notice of Internet Availability, or meeting materials e-mail for the Annual Meeting. Follow the instructions at *www.investorvote.com/ED* to vote. Holders of Company Common Stock through the Company's Stock Purchase Plan may not vote at the Annual Meeting as the voting cut-off time for the Company's Stock Purchase Plan at *www.investorvote.com/EDESP* is 1:00 a.m., EDT, on May 12, 2022.

Online check-in for the virtual Annual Meeting website will be available approximately 15 minutes before the Annual Meeting starts. If you encounter any difficulties accessing the virtual Annual Meeting website during the check-in or Annual Meeting time, please call the technical support number that will be posted on the log-in page.

All stockholders may submit a question or comment to the Company through the virtual Annual Meeting website. Questions or comments pertinent to meeting matters will be addressed during the Annual Meeting, subject to time constraints. Questions or comments that relate to proposals that are not properly before the Annual Meeting, relate to matters that are not proper subject for action by stockholders, are irrelevant to the Company's business, relate to material non-public information of the Company, relate to personal concerns or grievances, are derogatory to individuals or that are otherwise in bad taste, are in substance repetitious of a question or comment made by another stockholder, or are not otherwise suitable for the conduct of the Annual Meeting as determined in the sole discretion of the Company, will not be answered. Additional rules of conduct and procedures may apply during the Annual Meeting and will be available for you to review in advance of the meeting at *www.virtualshareholdermeeting.com/ED2022*. Any questions pertinent to meeting matters that cannot be answered during the Annual Meeting due to time constraints will be posted online and answered at *www.conedison.com/shareholders*. The questions and answers will be available as soon as practical after the meeting and will remain available until one week after posting.

What If I Have Trouble Accessing The Annual Meeting Virtually?

The virtual meeting platform is fully supported across browsers (Microsoft Edge, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. Participants should ensure that they have a strong WiFi connection wherever they intend to participate in the meeting. We encourage you to access the virtual Annual Meeting website 15 minutes prior to the start of the Annual Meeting to check-in online. If you encounter any difficulties accessing the virtual Annual Meeting website during the check-in or Annual Meeting time, please call the technical support number that will be posted on the log-in page.

STOCKHOLDER PROPOSALS FOR THE 2023 ANNUAL MEETING

Proposals for Inclusion in 2023 Proxy Statement

In order to be included in the Proxy Statement and form of proxy relating to the Company's 2023 annual meeting of stockholders, stockholder proposals must be received by the Company at its principal executive office at 4 Irving Place, New York, New York 10003, Attention: Vice President and Corporate Secretary, by the close of business on December 5, 2022.

Director Nominations for Inclusion in 2023 Proxy Statement (Proxy Access)

Pursuant to the Company's By-laws, a stockholder (or a group of up to 20 stockholders) who has owned at least 3% of the Company's shares for at least three years and has complied with the other requirements set forth in the By-laws may request that the Company include director nominees (up to the greater of two nominees or 20% of the Board) for election in the Company's 2023 Proxy Statement and form of proxy relating to the Company's 2023 annual meeting of stockholders. The nominations must include the information specified in the By-laws and must be received by the Vice President and Corporate Secretary of the Company at its principal executive office no earlier than November 5, 2022 and no later than December 5, 2022.

Other Proposals or Nominations to Come Before the 2023 Annual Meeting

Under the Company's By-laws, written notice of any proposal to be presented by any stockholder or any other person to be nominated by any stockholder for election as a Director must include the information specified in the By-laws and must be received by the Vice President and Corporate Secretary of the Company at its principal executive office no earlier than January 16, 2023 and no later than February 15, 2023.

OTHER MATTERS TO COME BEFORE THE MEETING

Management intends to bring before the meeting only the election of Directors (Proposal No. 1) and Proposals No. 2 and 3 and knows of no matters to come before the meeting other than the matters set forth herein. If other matters or motions come before the meeting, it is the intention of the persons named in the accompanying form of proxy to vote such proxy in accordance with their judgment on such matters or motions, including any matters dealing with the conduct of the meeting.

By Order of the Board of Directors,



Sylvia V. Dooley
Vice President and Corporate Secretary
Dated: April 4, 2022

APPENDIX A

For 2021, the operating objectives for Con Edison of New York are shown in the following table:

Con Edison of New York Operating Objectives[1]	Unit of Measure	Target	Actual
Employee and Public Safety			
Significant High-Hazard Injuries	#	0	1
Public Safety-Related Equipment Failures	#	≤ 170	153
Motor Vehicle Collisions	#	≤ 283	280
Operating Errors	#	≤ 52	41
Gas Made Safe Time	%	≥ 89.5	92.4%
Environment and Sustainability			
Measure Dielectric Fluid Management	Gallons and trench feet	≤ 22,400 and ≥ 2,000 TF of pipe enhancements	105,287 and 2,295 TF
Late Spill Notifications	#	≤ 9	2
SF_6 Gas Emissions	Pounds	≤ 7,500	5,788
Electric Energy Efficiency (LMMBTU Reduction)	#	≥ 11,400,000	13,485,222
Operational Excellence			
Steam System Reliability Measures	#	2	2
Reliability Performance Measures	%	≥ 98.5	100
Electric Reliability Performance—Network Metrics	#	2	2
Electric Reliability Performance—Non-Network Metrics	#	2	2
Workable Gas Leak Inventory	#	≤ 20	4
Cyber Security	#	0	0
Physical Security	#	0	0
Customer Experience			
Customer Project Completion Dates	%	≥ 90	94
First Call Resolution	%	≥ 82.5	84.7
Estimated Time for Restoration	%	≥ 70	76.3
Customer Appointments	%	≥ 95	98.9

Footnote:

(1) Operating objectives were weighted equally.

For 2021, the operating objectives for Orange & Rockland are shown in the following table:

Orange & Rockland Operating Objectives[1]	Unit of Measure	Target	Actual
Employee and Public Safety			
Significant High-Hazard Injuries	#	0	0
Motor Vehicle Collisions	#	≤ 36	21
Operating Errors	#	≤ 15	4
Damage Prevention	Rate	≤ 2.10	2.17
Gas Made Safe Time	%	≥ 73	91
Environment and Sustainability			
Electric Energy Efficiency (MWH Reduction)	#	≥ 60,561	73,016
Gas Energy Efficiency (Dth Reduction)	#	≥ 26,860	38,095
Electric Vehicle Make Ready Program			
Complete notification to participants	%	≥ 90	100
Provide estimated incentive amount	%	≥ 90	100
Written Notice of Violations	#	0	0
Solar Connections—			
Complete Initial Application Screening	%	≥ 92	100
Complete Coordinated Review	%	≥ 80	100
Operational Excellence			
Outage Frequency—SAIFI (frequency of outages per average customer)	#	≤ 1.20	1.06
Outage Duration—CAIDI (restoration time in minutes per average customer)	#	≤ 115.5	97.5
Cyber Security	#	0	0
Physical Security	#	0	0
Gas Leak Inventory (monthly average backlog)	#	≤ 40	23
Customer Experience			
Customer Service Appointments Kept	%	≥ 95	96
New Business Electric Services Energized	%	≥ 95	96
First Call Resolution	%	≥ 85	94.5
Customer Service Performance Incentive Mechanism	#	3	3
Storm Scorecard	#	≥ 90	100

Footnote:

(1) Operating objectives were weighted equally.

For 2021, the operating objectives for the Clean Energy Businesses and Con Edison Transmission are shown in the following tables:

Clean Energy Businesses Operating Objectives[1]	Unit of Measure	Target	Actual
Employee and Public Safety			
▪ Significant High Hazard Injury	#	0	0
Environment and Sustainability			
▪ Renewable Portfolio Production	%	100	102
Operational Excellence			
▪ Annual Availability for Financed Projects	%	99	99.2
▪ Retail Energy Services EBITDA	%	100	124
▪ Significant Risk Limit Violations, Material Financial Weaknesses or Significant Deficiencies, and Ethical Violation	#	0	0
▪ Project Construction and Delivery	%	100	100
▪ Design Build Transfer	%	100	401
▪ Megawatt hours installed for battery storage line of business	%	100	120
▪ Meet Contractual Requirements of PPA (TWh)	#	6.0	6.9
▪ Cybersecurity Performance	%	100	97

Footnote:

(1) Operating objectives were weighted equally.

Con Edison Transmission Operating Objectives[1]	Unit of Measure	Target	Actual
Employee and Public Safety			
▪ Significant High Hazard Injury	#	0	0
▪ Operating Incidents	#	0	0
Environment and Sustainability			
▪ Regulatory Violations	#	0	0
Operational Excellence			
▪ Cyber Security Plan	#	0	0
▪ Risk Reduction Plans	Completion	Y	Y
▪ System Reliability	#	3	3
▪ Construction Oversight Plan	Completion	Y	Y
▪ Contract Management	Completion	Y	Y
▪ Mountain Valley Pipeline Project Execution Milestones	#	4	1
▪ New York Energy Solutions Project Execution Milestones	#	6	6

Footnote:

(1) Operating objectives were weighted equally.

APPENDIX B

Reconciliation of Adjusted EBITDA for the Clean Energy Businesses (Non-GAAP) for the year ended December 31, 2021

This Proxy Statement contains a financial measure for the Clean Energy Businesses, adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"), that is not determined in accordance with generally accepted accounting principles in the United States of America ("GAAP"). Adjusted EBITDA for the Clean Energy Businesses refers to the Clean Energy Businesses' net income for common stock, excluding the effects of hypothetical liquidation at book value ("HLBV") and mark-to-market accounting, before interest, taxes, depreciation and amortization plus the pre-tax equivalent of production tax credits. Management uses the Clean Energy Businesses' adjusted EBITDA for, among other things, determining performance-based compensation for certain employees. Non-GAAP financial measures should not be considered as an alternative to the Company's reported results prepared in accordance with GAAP.

	Con Edison of New York ($ in millions)	Orange & Rockland ($ in millions)	Clean Energy Businesses ($ in millions)	Con Edison Transmission ($ in millions)	Other ($ in millions)	Company Total ($ in millions)
Net income/(loss) for common stock	1,344	75	266	(316)	(23)	1,346

For the Clean Energy Businesses, the reconciliation of net income for common stock to Adjusted EBITDA (Non-GAAP) for the year ended December 31, 2021 is as follows:

	Clean Energy Businesses ($ in millions)
Net income for common stock	266
Mark-to-market pre-tax loss/(gain)	(53)
HLBV pre-tax loss/(gain)	(142)
Renewable electric project pre-tax loss/(gain)	4
Interest expense/(income), excluding mark-to-market effects of interest rate swaps	129
Income tax (benefit)/expense	44
Pre-tax equivalent of production tax credits (25%)	39
Depreciation and amortization	232
Adjusted EBITDA (non-GAAP)	519